EXHIBIT 2.1

Execution Version

MEMBERSHIP INTEREST PURCHASE AGREEMENT

by and among

TERRASOURCE HOLDINGS, LLC,

SELLERS,

SELLERs’ REPRESENTATIVE,

ASTEC INDUSTRIES, INC.,

and

for the limited purposes set forth herein,

RLIH, LLC

April 28, 2025

-i-

(continued)

-ii-

(continued)

-iii-

(continued)

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List of Exhibits

Exhibit A	-	List of Sellers; Membership Interests
Exhibit B-1	-	Accounting Principles
Exhibit B-2	-	Closing Date Working Capital Illustration
Exhibit C	-	Form of Escrow Agreement
Exhibit D	-	Representations and Warranties Insurance Policy Binder
Exhibit E	-	Third Party Consents and Approvals

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MEMBERSHIP INTEREST PURCHASE AGREEMENT

This Membership Interest Purchase Agreement (this “Agreement”) is made and entered into on this April 28, 2025, by and among TerraSource Holdings, LLC, a Delaware limited liability company (the “Company”), the Persons identified on Exhibit A hereto (each, a “Seller” and, collectively, the “Sellers”), RLIH, LLC, a Delaware limited liability company (“RLI”), solely in its capacity as the Sellers’ Representative under this Agreement and solely for the purposes of Section 11.06, and Astec Industries, Inc., a Tennessee corporation (the “Buyer”).

RECITALS

WHEREAS, the Sellers collectively own one hundred percent (100%) of the issued and outstanding membership interests of the Company (the “Membership Interests”);

WHEREAS, the Target Companies are engaged in the business of manufacturing material processing equipment serving crushing, screening or separation applications (the “Business”) from the Facilities;

WHEREAS, the Buyer desires to purchase or otherwise acquire from the Sellers and the Sellers desire to sell or otherwise convey to the Buyer, the Membership Interests on the terms and conditions set forth in this Agreement;

WHEREAS, concurrently with the execution of this Agreement, and as a condition and inducement to the willingness of Buyer to enter into this Agreement, each of the (i) Restricted Parties (as defined herein) has entered into a Noncompetition, Nonsolicitation, and Confidentiality Agreement (each, a “Restrictive Covenant Agreement”) with Buyer and (ii) each Key Employee (as defined herein) has entered into an offer letter (each, an “Offer Letter”) and Retention Bonus Agreement (each, a “Retention Bonus Agreement”) with Buyer;

Now, Therefore, in consideration of the premises, and for other good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto (intending to be legally bound) hereby agree as follows:

Article I
Definitions and Interpretation

Section 1.01. Definitions. As used in this Agreement, the following initially capitalized terms shall have the meanings given to such terms in this Section 1.01:

“Accounting Principles” means the principles set forth on Exhibit B-1.

“Acquisition Proposal” means any proposal or offer from any non-Affiliated third party other than Buyer relating to any acquisition, whether direct or indirect, of all or any of the Membership Interests, or all or substantially all of the assets of any Target Company, the sale or issuance to any non-Affiliated third party of any capital stock of any corporation formed by any Seller or any Affiliate of any Seller to which any of the assets of any Target Company or the stock of any Target Company may be contributed, or any merger or consolidation of any Target Company or of any corporation formed by any Seller or any Affiliate of any Seller to which any stock or assets of any Target Company may be contributed; provided, however, that “Acquisition Proposal” shall not include any internal reorganization or restructuring that results in the Sellers continuing to own, directly or indirectly, all of the Membership Interests and all or substantially all of the assets of the Target Companies.

“Actual Fraud” means that a court of competent jurisdiction has determined pursuant to a final, written Order that, with respect to any representation and warranty made by a Seller in Article IV, a Seller or the Company in Article V or any certificate delivered pursuant to Section 9.01(d), (i) such representation and warranty was inaccurate or untrue in any material respect when made (i.e., on the date of this Agreement), (ii) such Seller or the Company had Knowledge that such representation and warranty was inaccurate or untrue in any material respect when so made, (iii) such Seller or the Company intended that the Buyer rely on the accuracy of such representation and warranty in entering into this Agreement and consummating the transactions contemplated hereby, (iv) the Buyer actually, reasonably and justifiably relied on the accuracy of such representation and warranty in entering into this Agreement and consummating the transaction contemplated hereby, and (v) the Buyer actually has suffered a material injury in so relying on the accuracy of such representation and warranty. For the avoidance of doubt, “Actual Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud, or any torts (including a claim for fraud) based on negligence or recklessness.

“Adjusted Purchase Price” means an amount equal to:

(a)            the Purchase Price; plus

(b)            the sum of (i) Closing Date Cash and (ii) any Working Capital Surplus; minus

(c)            the sum of (i) the Closing Date Indebtedness, (ii) any Working Capital Deficiency, (iii) the Transaction Expenses, (iv) the Transaction Bonuses, and (v) the Escrow Amount.

“Adjusted Percentage” means, with respect to each Seller, the adjusted percentage identified on Exhibit A for each Seller

“Adjustment Amount” means an amount (which may be positive or negative) equal to:

(a)            the sum of (i) Closing Date Cash and (ii) any Working Capital Surplus; minus

(b)            the sum of (i) the Closing Date Indebtedness, (ii) any Working Capital Deficiency, (iii) the Transaction Expenses, (iv) the Transaction Bonuses, and (v) the Escrow Amount.

“Adjustment Escrow Amount” means an amount equal to $5,500,000.

“Affiliate” means, with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with, such Person.

“Anti-Corruption Laws” means all applicable Laws relating to the prevention of corruption and bribery, including the U.S. Foreign Corrupt Practices Act of 1977.

“Antitrust Laws” means the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, Orders, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate transactions or other actions having the purpose or effect of monopolization, anticompetitive effect, restraint of trade or constituting anticompetitive conduct.

“Base Percentage” means, with respect to each Seller, the base percentage identified on Exhibit A for each Seller.

“Base Working Capital” means $39,250,000.

“Benefit Plan” means each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA, and each other pension, benefit, retirement, profit-sharing, deferred compensation, welfare, fringe-benefit or other similar agreement, plan, policy, or program which is maintained, sponsored, contributed to, or required to be contributed to by a Target Company for the benefit of any current or former employee of a Target Company or any spouse or dependent of such individual or under which a Target Company has or may have any liability, contingent or otherwise (including through its affiliation as an ERISA Affiliate in connection with a benefit plan of an ERISA Affiliate).

“Binder Agreement” means the Binder Agreement dated as of the date of this Agreement between the Buyer and the Insurer pursuant to which the Insurer has committed, subject to the satisfaction of the conditions set forth therein, to issue the R&W Insurance Policy to the Buyer as of the Closing Date.

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Chicago, Illinois, are authorized or required by Law to be closed for business.

“Business Intellectual Property” means all Intellectual Property that is being developed, used, or held for use in the conduct of the business of the Target Companies as currently conducted or proposed to be conducted. Business Intellectual Property includes Owned Intellectual Property and Licensed Intellectual Property.

“Business Systems” means all information technology assets and equipment, Software, computer hardware (whether general or special purpose), telecommunications equipment, interfaces, platforms, servers, peripherals, websites, applications, databases and computer systems that are owned, leased, licensed, or controlled by the Company or any of its Subsidiaries, irrespective of whether physical, virtual, or cloud-based. For purposes of this Agreement, Business Systems include any of the foregoing that is operated by any vendor, supplier, service-provider, or contractor on behalf of the Company or its Subsidiaries and to the extent used in the operation of the business of the Target Companies.

“Buyer Indemnitees” means, collectively, the Buyer, its Affiliates and each of their respective officers, directors, managers and equity holders (including, after the Closing, the Target Companies); and each of them individually is a “Buyer Indemnitee”. Each Buyer Indemnitee not a party hereto is hereby expressly made and designated as a third party beneficiary of this Agreement and shall have the right, power and authority to enforce the rights granted to him, her or it hereunder as though he, she or it were a party hereto.

“Closing” means the consummation of the transactions contemplated by this Agreement.

“Closing Date” means the date on which the Closing actually occurs.

“Closing Date Cash” means the consolidated cash and cash equivalents of the Target Companies, determined as of the Effective Time (disregarding the consummation of the transactions contemplated by this Agreement); provided that Closing Date Cash shall (a) include (i) the amount of all checks and other wire transfers and drafts deposited for the account of the Target Companies, but only to the extent that there has been a corresponding reduction in accounts receivable, as and to the extent appropriate, for purposes of the calculation of Closing Date Working Capital, and (ii) short term investments and marketable securities to the extent convertible into cash within 90 days and (b) exclude (i) the amount of all issued but uncleared checks and other wire transfers and drafts issued by the Target Companies, but only to the extent that there has been a corresponding reduction in accounts payable, as and to the extent appropriate, for purposes of the calculation of Closing Date Working Capital and (ii) Restricted Cash.

“Closing Date Indebtedness” means an amount equal to the consolidated Indebtedness of the Target Companies, determined as of immediately prior to the Closing (disregarding the consummation of the transactions contemplated by this Agreement).

“Closing Date Working Capital” means an amount equal to: (a) the consolidated current assets of the Target Companies (other than Closing Date Cash, subsections (b) and (c) of the definition of Restricted Cash, any deferred Income Tax assets, and any pre-paid management fees owed pursuant to the Operating Agreement) minus (b) the consolidated current liabilities of the Target Companies (other than Indebtedness, Transaction Expenses, any deferred liabilities for Income Taxes and any pre-paid management fees owed pursuant to the Operating Agreement), in each case determined as of the Effective Time (disregarding the consummation of the transactions contemplated by this Agreement) in accordance with the Accounting Principles. The parties hereto agree that the Closing Date Working Capital will take into account only those components (i.e., only those line items) reflected in the sample working capital calculation set forth on Exhibit B-2 hereto and shall be formatted consistently with such sample working capital calculation.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, and the regulations and other guidance promulgated thereunder.

“Code” means the Internal Revenue Code of 1986, as amended, and the regulations and other guidance promulgated thereunder.

“Confidential Information” means all information of a confidential or proprietary nature (whether or not specifically labeled or identified as “confidential”), in any form or medium, that relates to the business, products, services, research or development of any of the parties (and with respect to the Company, its Subsidiaries) hereto or their respective suppliers, distributors, customers, independent contractors, dependent contractors, or other business relations. In furtherance and not in limitation of the foregoing, Confidential Information includes the following: (a) internal business information (including historical and projected financial information and budgets and information relating to strategic and staffing plans and practices, business, training, marketing, promotional and sales plans and practices, cost, rate and pricing structures and accounting and business methods); (b) identities of, individual requirements of, and specific contractual arrangements with, suppliers, distributors, customers, independent contractors, dependent contractors, or other business relations; (c) trade secrets, know how, compilations of data and analyses, techniques, systems, formulae and formulations, compositions, research and development information, recipes, research, records, reports, manuals, documentation, models, algorithms, data and data bases relating thereto; and (d) inventions, shop rights, specifications, architectures, blueprints, layouts, look-and-feel, models, innovations, improvements, developments, methods and methodologies, procedures, processes, designs, analyses, drawings, reports and all similar or related information (whether or not patentable and whether or not reduced to practice). For clarity, Confidential Information includes Personal Information.

“Contract” means any legally-binding agreement, arrangement, commitment, contract, indenture, instrument, lease, license, obligation, mortgage, plan, restriction, understanding or undertaking of any kind or character.

“Control” (including “Controlling”, “Controlled” or “under common Control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“Employment Matters” means all matters relating to the employment or engagement of labor or workers, including, without limitation, matters relating to discrimination or harassment in employment; terms and conditions of employment; termination of employment; wages; overtime classification; pay transparency; hours; meal and rest breaks; employee leave requirements; child labor; occupational safety and health; plant closings; mass layoffs; employee whistle-blowing; immigration and employment eligibility verification; employee privacy; pay transparency; employee training; employee wage statements; biometric screening of employees; use of artificial intelligence and automated decision-making regarding employees and applicants; defamation; background checks and other consumer reports regarding employees and applicants; employment practices; negligent hiring or retention; affirmative action and other employment-related obligations on federal contractors and subcontractors; prevailing wages; classification of employees, consultants and independent contractors; labor relations; collective bargaining; unemployment insurance; the collection and payment of withholding and/or social security taxes and any similar tax; and workers’ compensation.

“Environment” means all soil, land surface or subsurface strata, surface waters, ground waters, drinking water supplies, streams, sediments, ambient air (including indoor air), plant and animal life and any other environmental medium or natural resource.

“Environmental Claim” means any proceeding, Order or Lien or, as to each, any settlement or judgment arising therefrom, by or from any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, environmental or medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Laws” means any and all applicable federal, state, or local Laws concerning pollution (including the prevention or reduction to acceptable levels or the provision of remedies in respect of damage arising therefrom), or protection of the Environment, endangered or threatened species, human health or public safety, and the protection of human health and public safety from Hazardous Materials, including all Laws relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control or cleanup of any Hazardous Materials.

“Environmental Notice” means any directive, notice of violation, infraction, investigation, or notice respecting any Environmental Claim relating to actual or alleged liability under Environmental Law, or noncompliance with any Environmental Law or any term or condition of any Environmental Permit.

“Environmental Permit” means any Permit, letter, clearance, consent, waiver, closure, exemption, decision or other action required under or issued, granted, given, authorized by or made pursuant to Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations and other guidance promulgated thereunder.

“ERISA Affiliate” means each employer, trade, or business (whether or not incorporated) that together with a Target Company is (or within the past six years was) a “single employer” within the meaning of Section 414 of the Code.

“Escrow Agent” means U.S. Bank.

“Escrow Agreement” means the Escrow Agreement to be entered into at the Closing by and among the Buyer, the Sellers’ Representative and the Escrow Agent, in the form attached hereto as Exhibit C.

“Escrow Amount” means an amount equal to the sum of the Adjustment Escrow Amount plus the Indemnity Escrow Amount.

“Facilities” means the facilities of the Target Companies located in St. Louis, Missouri; Belleville, Illinois; Pointe Claire, Quebec, Canada; Leduc, Alberta, Canada; Duncan, South Carolina; Stockholm, Sweden; Beijing, China; Princeton, West Virginia; Tazewell, Virginia; Apollo, Pennsylvania; Stafford, Texas; Poca, West Virginia; Canal Winchester, Ohio; Raleigh, Illinois; Baroda, India; and Portland, Oregon.

“Final Adjusted Purchase Price” means the Adjusted Purchase Price as finally determined in accordance with Section 2.04(c), Section 2.04(d), or Section 2.04(e), respectively.

“Fundamental Representations” means, (a) with respect to each Seller, Section 4.01, Section 4.02, Section 4.03(a), Section 4.05 and Section 4.06; (b) with respect to the Target Companies, Section 5.01(a), Section 5.02, Section 5.03, Section 5.04(a), Section 5.05, and Section 5.29; and (c) with respect to the Buyer, Section 6.01, Section 6.02, Section 6.03, Section 6.04(a) and Section 6.05.

“GAAP” means United States generally accepted accounting principles in the United States.

“Governing Documents” means, with respect to any particular entity: (a) if a corporation, the articles or certificate of incorporation and the bylaws of such entity; (b) if a general partnership, the partnership agreement and any statement of partnership of such entity; (c) if a limited partnership or limited liability partnership, the limited partnership agreement or limited liability partnership agreement and the certificate of limited partnership or limited liability partnership of such entity; (d) if a limited liability company, the articles or certificate of organization or formation and the operating agreement or limited liability company agreement of such entity; (e) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of the Person; (f) all equity holders’ agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements, subscription agreements, restricted equity grant agreements, equity purchase agreements, equity grant plans, or other agreements, plans or documents relating to the organization, management or operation of such entity or relating to the rights, duties and obligations of the equity holders of such entity with respect thereto; and (g) any amendment, modification or supplement to any of the foregoing.

“Government Bid” means any quotation, bid, offer or proposal made by a Target Company which, if accepted or awarded, would result in a Government Contract.

“Government Contract” means (a) any Contract, including a prime contract, subcontract, basic ordering agreement, pricing agreement, letter contract, an individual task order, delivery order, purchase order, or blanket purchase agreement, between a Target Company, on the one hand, and any Governmental Authority, on the other hand; (b) any subcontract, teaming agreement, joint venture, basic ordering agreement, pricing agreement, letter contract or other Contract by which a Target Company has agreed to provide products or services through a prime contractor to a Governmental Authority or to a higher-tier subcontractor to a Governmental Authority; or (c) any Contract between a Target Company, on the one hand, and any lower-tier subcontractor with respect to any Contract of a type described in clauses (a) or (b) of this definition, on the other hand. in each case that is being actively performed by a Target Company or, under clause (c) of this definition, by a lower-tier subcontractor of a Target Company.

“Governmental Authority” means any (a) federal, state, local, municipal, multinational, or other government, whether domestic or foreign, (b) nation, state, county, city, town, borough, village, district, or other jurisdiction, whether domestic or foreign, (c) governmental or quasi-governmental authority of any nature (including any agency, branch, department, board, political subdivision, commission, bureau, court, tribunal, arbitral bodies (whether public or private), or other entity lawfully exercising governmental or quasi-governmental powers, whether domestic or foreign), (d) body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory, whether domestic or foreign, or (e) official of any of the foregoing.

“Hazardous Material” means: (a) any substance, material, chemical, product, derivative, compound, mixture, solid, liquid, mineral, gas, pollutant, contaminant, or waste, in each case, whether naturally occurring or man-made, that is defined or characterized as hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect pursuant to any applicable Environmental Law; and (b) any petroleum, or petroleum-derived products, radon, lead or lead-containing materials, urea formaldehyde foam insulation, asbestos, polychlorinated biphenyls, radioactive materials or wastes, or per- and polyfluoroalkyl substances (PFAS).

“Hillenbrand Seller” means Milacron, LLC, a Delaware limited liability company.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Tax” means, with respect to any Person, any taxes of such Person calculated by reference to overall gross or net income, profits or receipts, and franchise, net worth, capital gains and similar Taxes (excluding, for the avoidance of doubt, (a) any sales, use or similar Taxes and any gross receipts Taxes similar to sales or use Taxes and (b) payroll or similar taxes).

“Indebtedness” means, as of any date of determination and with respect to any Person, any of the following liabilities or obligations (including any and all principal, accrued and unpaid interest, prepayment premiums or penalties, related expenses, commitment and other fees, sale or liquidity participation amounts, reimbursements and other amounts that would be payable in connection therewith, in each case, assuming repayment of such Indebtedness at the Closing), without duplication: (a) liabilities for borrowed money, (b) liabilities evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation, deed of trust or mortgage), (c) liabilities in respect of “swaps” of interest and currency exchange rates or any other hedging agreements, collars, caps or forward contracts (determined as if such agreements were terminated as of the Closing), (d) liabilities for the payment of money as a lessee under leases that have been or should be, in accordance with GAAP, recorded as capital or finance leases for financial reporting purposes (but excluding the effect of ASC 842), (e) liabilities for the maximum amount of any deferred or unpaid purchase price of property or services, including seller notes, holdbacks, purchase price settlement or adjustment obligations, earn-outs and contingency payments, (f) all liabilities (whether or not accrued for), contingent or otherwise, in respect of paid time off that is rolled over from any period prior to January 1, 2025, together with the employer portion of any withholding, payroll, employment or similar Taxes, if any, associated therewith, determined as though such liabilities were payable as of the Effective Time, (g) any unfunded or underfunded liabilities or obligations with respect to a defined benefit pension plan subject to Title IV of ERISA, deferred compensation, retiree welfare or similar types of arrangements and any unpaid severance obligations of the Target Companies with respect to any current or former employee, manager, director or individual service provider of the Target Companies terminated (or who received notice of such termination) prior to the Closing, in each case, together with the employer portion of any withholding, payroll, employment or similar Taxes, if any, associated therewith, (h) any obligations under securitization or receivables factoring arrangements or transactions, (i) Pre-Closing Taxes (excluding, to the extent taken into account in the calculation of Closing Date Working Capital, any reserve for deferred Taxes established to reflect timing differences between book and Tax income) that are determined to be due or payable with respect to the Business and that are or would become (if unpaid) the legal obligation of Buyer (or its Subsidiaries, including the Target Companies) after the Closing, which amount shall not be less than zero, (j) all obligations created or arising under any conditional purchase or other title retention agreement with respect to property acquired by the Target Companies, (k) all obligations secured by a Lien (other than Permitted Liens) on the Target Companies’ assets, rights or properties to secure all or part of the purchase price of the property subject to such Lien, (l) all liabilities in respect of any declared and unpaid distributions or dividends, including the Preferential Distribution (as defined in the Operating Agreement) owed to the Hillenbrand Seller, (m) all monitoring, management, termination, exit, brokers’ or other fees, expenses, or other amounts payable by the Target Companies to any of the Sellers or any of their respective Affiliates (other than employment compensation in the ordinary course of business for such Sellers who are employees of the Target Companies), including pursuant to any advisory, management or other agreement or arrangement with any of the Target Companies, including the Management Fee (as defined in the Operating Agreement) owed to the RightLane Seller as of the Closing, (n) all payment obligations under any Order, settlement agreement or other compromise of any Litigation, (o) all obligations in respect of or under any letter of credit, banker’s acceptance, surety bonds or similar credit transactions, in each case, only to the extent drawn or called and unreimbursed, and (p) any liabilities or obligations described in clauses (a) through (o) above of any other Person guaranteed by such Person or secured by Liens on the assets of such Person. Notwithstanding the foregoing,

“Indebtedness” shall not include: (x) trade payables; (y) any liability or obligation to the extent taken into account in the calculation of Closing Date Working Capital or as a Transaction Expense; or (z) any of the foregoing liabilities or obligations between such Person and any of its subsidiaries or between any subsidiary of such Person and another subsidiary of such Person.

“Indemnity Escrow Amount” means $551,250, plus any interests or earnings thereon.

“Individual Sellers” means the Sellers other than Hillenbrand Seller and RightLane Seller.

“Insurer” means AIG Specialty Insurance Company , in its capacity as insurer under the R&W Insurance Policy.

“Intellectual Property” means any and all rights in, arising out of, or associated with any of the following in any jurisdiction throughout the world: (a) Patents; (b) Trademarks; (c) Copyrights; (d) Internet Domain Name Registrations and social media account or user names (including “handles”), whether or not Trademarks, all associated web addresses, URLs, websites and web pages, social media sites and pages, and all content and data thereon or relating thereto, whether or not Copyrights; (e) Trade Secrets; (f) Software; (g) rights of publicity; (h) all other intellectual or industrial property and proprietary rights; (i) all claims, causes of action, and rights to sue for past, present, and future infringement, misappropriation, or violation of the foregoing, and all income, royalties, damages and payments due or payable at the Closing or thereafter; and (j) all copies and tangible embodiments of the foregoing.

“Interim Balance Sheets Date” means February 28, 2025.

“International Trade Laws” means all statutory and regulatory requirements of the United States and other applicable jurisdictions related to export controls, economic sanctions, imports of goods, and payment of customs duties, tariffs, and fees.

“Key Employees” means Kevin Hambrice, Michael Anderson, David Paslay and Marc Fine.

“Knowledge” means:

(a)            with respect to a Seller, the actual knowledge after reasonable inquiry of a Knowledge Party of a Seller; and

(b)            with respect to a Target Company, the actual knowledge after reasonable inquiry of a Knowledge Party of the Company.

“Knowledge Party” means:

(a)            when used in reference to a Target Company, Kevin Hambrice, Marc Fine, David Paslay and Michael Anderson; and

(b)            when used in reference to a Seller, Eric Mara.

“Law” means any constitution, law (federal, state, local or foreign), ordinance, principle of common law, code, statute, rule, regulation, Order, arbitration award, agency requirement, or treaty of any Governmental Authority.

“Lien” means any lien (statutory or otherwise), pledge, security interest, easement, deed of trust, charge, claim, encroachment, mortgage, hypothecation, option, right of way, easement, or restriction.

“Litigation” means any action, charge, complaint, claim, investigation, examination, proceeding, arbitration, audit, litigation or suit (whether civil, criminal, or administrative) commenced, brought, conducted or heard by or before any Governmental Authority or arbitrator.

“Losses” means all losses, debts, liabilities, demands, interests, assessments, diminution in value of assets, claims, actions, causes of action, deficiencies, fines, obligations, Taxes, interests, penalties, and costs and expenses whether or not arising out of third party claims (including reasonable attorneys’ fees and expenses and consultant’s fees and all amounts paid in investigation, defense or settlement of any of the foregoing and the enforcement of any rights hereunder), but excluding punitive damages except to the extent awarded to a third party.

“Marketing Compliant” means, with respect to the Required Information, that such Required Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading in light of the circumstances in which made.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days commencing after the date of this Agreement after the receipt by the Debt Financing Sources, in accordance with paragraph 11 of Annex B to the Debt Commitment Letter, of all of the necessary information and certifications in order to complete, and a customary authorization letter with respect to, the final confidential information memorandum or memoranda to be used in connection with the syndication of the Debt Financing (provided that if such period has not ended on or before August 15, 2025, it shall not commence before September 2, 2025).

“Material Adverse Effect” means any effect, change, circumstance, event or occurrence that has or would reasonably be expected to have a material adverse effect on the business or financial condition of the Target Companies, considered together, other than any effect, change, circumstance, event or occurrence relating to: (a) changes to the economy of the United States of America, the global economy, or the economies, industries or markets in which the Target Companies operate (including nationwide or global cybersecurity incidents); (b) changes resulting from the announcement, disclosure, pendency or completion of this Agreement or the transactions contemplated by this Agreement (including the threatened or actual impact on relationships of the Target Companies with customers, vendors, suppliers, distributors, landlords or employees (including the threatened or actual termination, suspension, modification or reduction of such relationships)); (c) changes in general economic, regulatory or political conditions or changes in the countries, territories or political subdivisions in which the Target Companies operate; (d) changes resulting from acts of war (whether or not declared), sabotage, military action or any act of terrorism (including cyber-terrorism), or the escalation or worsening thereof; (e) changes in the debt, financing, banking or securities markets, including any disruption thereof and any decline in the price of any security or any market index or any change in prevailing interest rates; (f) changes in Law or accounting rules (including GAAP) or the enforcement, implementation or interpretation thereof; (g) changes resulting from compliance with this Agreement; (h) changes resulting from any action taken (or omitted to be taken) with the consent of or at the request of the Buyer; (i) changes resulting from any natural or man-made disaster or acts of God (including hurricanes, tornadoes, floods, earthquakes and weather-related events) or epidemics or pandemics (including the effect of any measures put in place in response to such epidemics or pandemics by any Governmental Authority); or (j) changes resulting from any failure by the Target Companies to meet any internal or published financial projections, forecasts, revenue or earnings predictions, performance measures or operating statistics (provided that the underlying causes of such failures (subject to the other provisions of this definition) shall not be excluded); provided, however, that any event or occurrence referred to in clauses (a), (c), (d), (e), (f) or (i) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred to the extent, and only to the extent, that such event or occurrence has a materially disproportionate effect on the Target Companies compared to other participants in the industries in which the Target Companies conduct their businesses.

“Non-Recourse Person” means: (a) RLIH, LLC in its capacity as the Sellers’ Representative; and (b) any and all former, current and future direct and indirect equity holders (including, as appropriate, shareholders, members, general partners and limited partners), Controlling Persons, Affiliates and Representatives of the Sellers, and all of their respective successors, administrators, heirs, legatees, beneficiaries and assigns.

“OFAC” means the U.S. Department of the Treasury’s Office of Foreign Assets Control.

“Off-the-Shelf Software” means unmodified, commercially available, off-the-shelf Software under click wrap, shrink wrap or other standard, non-negotiated, non-exclusive licenses, in each case with (a) a replacement values less than $25,000 and (b) aggregate license, maintenance, support and other fees of less than $50,000 per year.

“Operating Agreement” means the Limited Liability Company Agreement of the Company dated September 23, 2021.

“Order” means any award (including labor arbitration awards), decision, decree, injunction, judgment, order, ruling, settlement, writ or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Authority or any arbitrator, whether temporary, preliminary or permanent.

“Owned Intellectual Property” means all Intellectual Property owned or purported to be owned by each Target Company.

“Payoff Indebtedness” means Closing Date Indebtedness of the type described in clauses (a) and (b) of the definition of Indebtedness.

“Payoff Letters” means customary letters setting forth, the amount or amounts required to be paid to the Persons to whom any Target Company is indebted in respect of the Payoff Indebtedness, to cause such Payoff Indebtedness to be paid and satisfied in full and all Liens (other than Permitted Liens) securing such Payoff Indebtedness to be released, which Payoff Letters shall provide for or authorize the release of all such Liens and guaranties relating to the Payoff Indebtedness following payment in full of outstanding amounts contained in such Payoff Letters.

“Permit” means any approval, consent, license, permit, waiver, registration, clearance or other authorization required to be obtained from any Governmental Authority or pursuant to any Law.

“Permitted Liens” means: (a) with respect to any real property (i) Liens for or relating to real estate taxes and assessments not yet due and payable or being contested in good faith by appropriate procedures, (ii) zoning, building code and similar restrictions and land use Laws affecting such real property as of the Closing Date which do not materially impair the use of, such property as it is presently used in connection with the Business, and (iii) easements, covenants, conditions and restrictions of record affecting such real property which do not materially impair the use of, such property as it is presently used in connection with the Business; (b) Liens for or relating to Taxes and assessments not yet due and payable or which are being contested in good faith by appropriate procedures; (c) worker’s, carrier’s, mechanic’s, materialman’s and similar Liens; (d) purchase money Liens and Liens securing rental payments under capital lease arrangements; and (e) Liens that are immaterial in character, amount and extent, and which do not materially detract from the value of or interfere with the present or proposed use of the properties they affect.

“Person” means an individual, partnership, corporation, business trust, limited liability company, limited liability partnership, joint stock company, trust, unincorporated association, joint venture, unincorporated organization, association or other entity or any Governmental Authority.

“Personal Information” means (a) any information that identifies, or in combination with other information may identify, is linked to, or relates to an individual, or is capable of being associated with an individual or device, or (b) any data that qualifies as “personal data,” “personal information,” “personally identifiable information” or any similar term under Privacy Laws.

“PIW” means PIW TSG, LLC, a Delaware limited liability company.

“PIW Seller” means Peninsula Iron Works, an Oregon corporation.

“PIW Seller Note” means that certain Promissory Note, dated May 31, 2024, by and between PIW Seller (as lender) and PIW (as borrower).

“Post-Closing Tax Period” means, with respect to any Person, any taxable period of such Person (or portion of any Straddle Period) that is not a Pre-Closing Tax Period.

“Pre-Closing Flow-Through Return” means an income Tax Return of a Target Company (including IRS Form 1065 and any corresponding Tax Returns required to be filed under applicable Law) for any Pre-Closing Tax Period, any income of which is allocable to and reportable as income of the direct or indirect beneficial owners of the Company under applicable Law.

“Pre-Closing Tax Period” means, with respect to any Person, any taxable period of such Person ending before the Closing Date and, with respect to any taxable period of such Person beginning before and ending after the Closing Date, the portion of such taxable period ending at 11:59 pm on the day before the Closing Date.

“Pre-Closing Taxes” means (a) any and all Taxes (or the non-payment thereof) imposed on or with respect to the Company or any of its Subsidiaries for the applicable Pre-Closing Tax Period, including any reasonable out-of-pocket costs and expenses of preparing, filing or defending any Tax Return for a Pre-Closing Tax Period, (b) any and all Taxes (or the non-payment thereof) of each Seller for any taxable period (or portion thereof), (c) the Transfer Taxes allocable to the Sellers pursuant to Section 10.08, (d) any Taxes resulting from items described in Section 5.12(j), and (e) any and all Taxes (or the non-payment thereof) of any Person imposed on the Company or any of its Subsidiaries by reason of joint, several, transferee or successor liability, being a member of an Affiliated Group (as defined in Section 1504 of the Code), by Contract, pursuant to any Law, or otherwise.

“Privacy and Security Requirements” means, to the extent applicable to the Company or any of its Subsidiaries: (a) any Privacy Laws; (b) all provisions of any and all contracts between the Company and any Person(s) that impose requirements on the Company related to the processing of Protected Data; (c) all of the Company’s written policies, notices, or procedures, whether internal or external, applicable to the collection, use, disclosure, storage or otherwise processing of Protected Data; and (d) any industry standards in relation to which the Company has been audited under, assessed under, risk-assessed using, or benchmarked against either internally or by or on behalf of any other Person, including SSAE, HITRUST, NIST, or any similar industry standard(s).

“Privacy Laws” means all Laws or guidance issued by a Governmental Authority concerning the privacy, data protection, processing or security of Protected Data, including the following and their implementing regulations, to the extent applicable to the Company or any of its Subsidiaries: the Video Privacy Protection Act, the Fair Credit Reporting Act, the Federal Trade Commission Act, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Children’s Online Privacy Protection Act, the California Consumer Privacy Act, as well as the Payment Card Industry Data Security Standard issued by the Payment Card Industry Security Standards Council, state data security Laws, state data breach notification Laws, state consumer protection Laws, applicable Law relating to the transfer of Protected Data, and any applicable Law concerning requirements for website and mobile application privacy policies and practices, call or electronic monitoring or recording or any outbound communications (including outbound calling and text messaging, telemarketing, and e-mail marketing).

“Protected Data” means any information relating to, or maintained by or on behalf of, or in connection with, the Company or any of its Subsidiaries that (a) is Personal Information or Business Intellectual Property; or (b) is otherwise Confidential Information.

“Purchase Price” means an amount equal to $245,000,000.

“R&W Insurance Policy” means a representations and warranties insurance policy to be issued by the Insurer to the Buyer insuring the representations and warranties set forth in Article IV and Article V, which policy is bound as of the date hereof pursuant to the Binder Agreement and to be in effect as of the Closing Date.

“Real Property Leases” means any real estate leases, subleases, licenses or other occupancy agreements (including all assignments, amendments, extensions, renewals and modifications thereto and any guaranties thereof) pursuant to which the Company leases or otherwise occupies any Leased Real Property.

“Related Person” means with respect to any Person who is an individual (a) such Person’s spouse, children (whether natural or adopted), parents and their children and any spouse of the foregoing persons (collectively, “relatives”); (b) the trustee, fiduciary or personal representative of such Person and any trust for the benefit of such Person and/or such Person’s relatives; or (c) any limited partnership or limited liability company the governing instruments of which provide that such Person shall have the power to direct the management and policies of such entity, including voting and disposition of investments, and of which the sole owners of partnership interests, membership interests or any other equity interests are, and will remain, limited to such Person and such Person’s relatives.

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, depositing, injecting, issuing, spraying, escaping, leaching, seeping, dumping, or other releasing into or through the Environment.

“Representative” means, with respect to a particular Person, any officer, director, manager, employee, agent, consultant, advisor or other representative of such Person, including legal counsel, accountants, investment bankers and financial advisors.

“Required Information” means (a) the Required Financial Information, (b) other historical financial information reasonably necessary to allow Buyer to prepare pro forma financial statements (including for the most recent four (4) fiscal quarter period) that give effect to the transactions contemplated hereunder as if the transactions had occurred as of such date (in the case of such balance sheet date) or at the beginning of such period (in the case of such statement of income or operations) and which are prepared in accordance with U.S. GAAP, and (c) any other information regarding the Target Companies that are required by clauses (a), (b) and (c) of paragraph 8 of Annex B to the Debt Commitment Letter.

“Required Financial Information” means (a) audited consolidated balance sheets and related consolidated statements of income, shareholder’s equity and cash flows for the two (2) most recently completed fiscal years ended at least ninety (90) days prior to the Closing Date and (b) unaudited consolidated balance sheets and related consolidated statements of operations and cash flows for each interim fiscal quarter ended since the last audited financial statements and at least forty-five (45) days prior to the Closing Date.

“Restricted Cash” means, as of the Effective Time, all cash and cash equivalents of the Target Companies that are (a) subject to any restriction or limitation on use or distribution by Law or Contract that has the effect of materially preventing the use of such cash or cash equivalents in the ordinary course of business, but only to the extent of such restriction or limitation, (b) held in escrow or deposited with a third party as security for future obligations, including customer deposits, or (c) used after the Effective Time and before the Closing to pay items that, if not paid prior to Closing, would constitute Transaction Bonuses, Transaction Expenses or Closing Date Indebtedness.

“Restricted Commitment Letter Amendment” means any amendment or modification to the Debt Commitment Letter if such amendment or modification would change the conditions precedent set forth therein, would expand upon the conditions precedent to the Debt Financing that could adversely affect the transactions contemplated by this Agreement, would delay or hinder the timing of the funding of the commitments thereunder, the cash amount of the funding commitments thereunder or otherwise adversely affect the ability of the Buyer to enforce their rights under the Debt Commitment Letter or consummate the transactions contemplated by this Agreement or the timing of the Closing.

“Restricted Parties” means RLI, Hillenbrand, Inc., an Indiana corporation, and the Individual Sellers.

“Retention Bonus Pool Amount” has the meaning set forth in Section 8.10.

“Retention Bonus Pool Recipients” means those individuals listed on Schedule 8.10 receiving Retention Bonus Pool Award.

“RightLane Seller” means RLI TSG Holdings LLC, a Delaware limited liability company.

“Sanctioned Person” means any Person targeted by United States trade or economic sanctions or export controls, including but not limited to any Person who is (a) designated on any sanctions or export controls-related list under applicable Sanctions Laws, including but not limited to the OFAC List of Specially Designated Nationals and Blocked Persons, the OFAC Sectoral Sanctions List, any other sanctions-related list maintained by OFAC or the U.S. Department of State, the U.S. Department of Commerce’s Entity List, Denied Persons List, or Unverified List, or any other similar restricted party list maintained by relevant regulators under applicable sanctions and export controls; or owned or controlled by any of the foregoing; (b) located, organized, or resident in a Sanctioned Territory; (c) owned or controlled by the government of a Sanctioned Territory; or (d) 50% or more owned or otherwise controlled by any of the persons identified in clauses (a), (b), or (c).

“Sanctioned Territory” means Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, and (since February 2022) the so-called Donetsk People’s Republic and Luhansk People’s Republic.

“Sanctions Laws” means the laws and regulations related to economic or trade sanctions administered by OFAC.

“SEC” means the U.S. Securities and Exchange Commission.

“Security Breach” means any event that (a) compromises, has compromised, or could reasonably be expected to compromise, the security, confidentiality, availability, or, integrity of Protected Data or Business Systems; or (b) requires, has required, or is reasonably expected to require notification to any Person, or is otherwise considered a security incident, breach, account data compromise, or similar event, under any Privacy and Security Requirement.

“Seller Representations and Warranties” means, collectively, the representations and warranties set forth in Article IV, Article V and the certificates to be delivered pursuant to Section 9.01(d) with respect thereto; and, each of them individually is a “Seller Representation and Warranty”.

“Sellers’ Representative” means RLI, and any successor thereto appointed pursuant to Article XIII, in such Person’s capacity as the Sellers’ Representative under this Agreement.

“Software” means computer software and related documentation and materials, in all cases including and whether in source code, object code or human readable form.

“Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof, or (ii) if a limited liability company, partnership, association or other business entity, a majority of the partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or control any managing director or general partner of such limited liability company, partnership, association or other business entity.

“Target Companies” means, collectively, the Company and the Subsidiaries listed on Schedule 1.03 under the heading “Subsidiaries” and, each of them individually is a “Target Company”.

“Tax” means any federal, state, local or foreign income, gross receipts, franchise, capital gains, estimated, alternative minimum, add-on minimum, sales, use, transfer, real property gains, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, fuel, conservation, production, utility, communications, customs, duties, real property, special assessment, escheat, unclaimed property, personal property, capital stock, social security, unemployment, disability, payroll, license, excessive payment, excessive credit transfer, employee or other withholding, or other tax or like assessment or charge of any kind whatsoever under the authority of any Governmental Authority, including any interest, penalties or additions to tax or additional amounts in respect of (or in lieu of) the foregoing (whether disputed or not), and including, for the avoidance of doubt, any liability for (a) the payment of any such amount as a result of successor or transferee liability, of being a member of an affiliated, consolidated, combined, or unitary group for any period or otherwise through operation of law or by Contract and (b) the payment of any such amount as a result of any tax sharing, tax indemnity, or tax allocation agreement or any other agreement or contract to indemnify any other Person.

“Tax Return” means any return (including any information return), election, declaration, report, statement, claim (including a claim for refund), schedule, notice, form or other document filed with or submitted to, or required to be filed with or submitted to, any Governmental Authority in connection with the determination, assessment, collection or payment of any Tax.

“Third Party Components” means, with respect to Company Software, all of the following that are not exclusively owned by the Target Companies: (i) Software that is embedded in, used in, incorporated into, combined with, linked with, distributed with, provided to any Person as a service with, provided via a network as a service or application with or made available with such Company Software, including any Software that is referenced or required to be present or available (including available via another machine connected directly or through a network) in such Company Software for such Company Software to properly function in accordance with its specifications or from which any of the Company Software inherits, links or otherwise calls functionality (including libraries or other shared-source repositories); and (ii) Intellectual Property embodied by such Company Software.

“Trade Secrets” means “trade secrets” as defined under the Uniform Trade Secret Act as well as all confidential business information which the Target Companies derive value from maintaining in confidence, in each case, whether or not reduced to written form, including but not limited to know-how, manufacturing and production processes and techniques, inventions (whether or not patentable or reduced to practice), drawings, designs, customer and supplier lists.

“Transaction Bonuses” means all bonuses, retention payments, synthetic equity payments, change of control payments, “single-trigger” severance payments, sale and similar amounts owed by any Target Company to any current or former director, manager, officer, employee, or individual service provider as a result of the execution and delivery of this Agreement or consummation of the transactions contemplated by this Agreement, including, in each case, the employer portion of any withholding, payroll, employment or similar Taxes on such payments and amounts (but excluding the Retention Bonus Pool Amount and any post-Closing liabilities or obligations arising as a result of both: (a) the consummation of the contemplated transactions (e.g., any fees and expenses that become due and payable following the Closing as a result of any increase in the consideration paid hereunder); and (b) the occurrence of one or more additional post-Closing events under so-called “double-trigger” severance provisions contained in any employment-related Contracts).

“Transaction Documents” means this Agreement, the Escrow Agreement, the Restrictive Covenant Agreements, the Offer Letters, and Retention Bonus Agreements, together with such other instruments, documents, agreements and certificates contemplated by this Agreement.

“Transaction Expense Invoices” means invoices reflecting the amounts necessary to satisfy all Transaction Expenses described in the definition thereof in full through the Closing Date, issued by the Persons to whom such amounts are owed.

“Transaction Expenses” means: (a) all fees, costs and expenses incurred by, or on behalf of, any Target Company or any Seller (to the extent payable or subject to reimbursement by any Target Company) in connection with this Agreement and the transactions contemplated by this Agreement, to the extent and only to the extent such fees, costs and expenses are unpaid as of the Closing, including amounts owed to attorneys, accountants, investment banks, brokers or consultants, but excluding any Transaction Bonuses, (b) 50% of the total premium, underwriting costs, brokerage commission, and Taxes related to the R&W Insurance Policy, (c) 50% of the costs of the Escrow Agent, and (d) 50% of the total costs of the D&O Tail Policy.

“Willful Breach” means a breach by a party to this Agreement of any of its representations, warranties, covenants or other agreements set forth in this Agreement that is a consequence of an act or failure to act by such breaching party with the knowledge of such party that the taking of such act or failure to take such act by such party would cause a breach by such party of any such representation, warranty, covenant or other agreement of such party set forth in this Agreement.

“Working Capital Deficiency” means the absolute value of the amount by which Closing Date Working Capital is less than Base Working Capital, if at all.

“Working Capital Surplus” means the absolute value of the amount by which Closing Date Working Capital is greater than Base Working Capital, if at all.

Section 1.02. Other Defined Terms. The following initially capitalized terms are defined in the sections referenced adjacent to such terms in this Section 1.02.

2024 Year-End Financial Statements	31
Adjustment Items	21
Agreement	1
Applicable Claim	99
Business	1
Buyer	1
Buyer Indemnitee	4
Buyer Releasors	99
Buyer Returns	79
Buyer Tax Act	80
CBP	41
Claim	55
Clients	66
Closing Statement	23
Company	1
Company Environmental Permits	42
Company Software	53
Confidentiality Agreement	65
Copyrights	52
Current Government Contracts	49
D&O Indemnified Party	68
D&O Tail Policy	68
Date of the Notice of Claim	86
Debt Commitment Letter	58
Debt Financing	58
Debt Financing Sources	58
Deductible Amount	83
Dispute Notice	23
Dispute Period	23
Disputed Items	24
Domestic Benefit Plan Transition	75
Effective Time	26
Estimated Adjusted Purchase Price	21
Estimated Adjustment Amount	21
Estimated Closing Statement	21
Excess Adjustment Escrow Amount	25
Final Calculation Statement	24
Financial Statements	31
Foreign Plan	44
Guaranteed Amount	84
Guaranteed Obligations	86
Indebtedness	9
Independent Accountants	24
Inner Mongolia Receivables	76
Insurance Policies	54
Interim Balance Sheets	31
Interim Financial Statements	31
Internet Domain Name Registrations	52
Leased Real Property	38
Licensed Intellectual Property	52
Master Purchase Agreement	87
Material Contract	46
Material Customer	54
Material Supplier	54
Membership Interests	1
Negative Adjustment Amount	25
Noncompetition	1
Nonsolicitation	1
Notice of Claim	85
Offer Letter	1
Outside Date	88
Owned Real Property	37
Partnership Audit Tax Rules	36
Partnership Tax Audit Rules	36
Patents	51
Permitted Removal	67
Position Statement	24
Positive Adjustment Amount	25
Potential Benefits Transition Period	76
Pre-Closing Acquisition Engagements	66
Privileged Communications	66
Proposed Final Adjusted Purchase Price	23
R&W Cap	83
Real Property	38
Related Parties	89
Releasee	98
Releasors	98
Residual Communication	67
Resolution Period	23
Resolved Items	24
Restrictive Covenant Agreement	1
Retention Bonus Agreement	1
Retention Bonus Pool	75
Retention Bonus Pool Amount	75
Retention Bonus Pool Awards	75
Right Lane Sponsored Welfare Plans	76
RLI	1
Securities Act	58
Seller	1
Seller Guarantees	76
Seller Indemnifying Parties	83
Seller Indemnifying Party	85
Seller Releasee	99
Seller Representation and Warranty	16
Seller Returns	79
Sellers’ Counsel	66
Sellers’ Representative Reserve	92
Sexual Misconduct Allegation	46
Solvent	59
Special Indemnity	83
Special Indemnity Escrow Funds	87
Straddle Period	82
Target Company	17
Tax Refund	82
Termination Fee	89
Trademarks	51
Transfer Taxes	82
TSG Change	80
WARN Acts	45
Year-End Balance Sheets	31
Year-End Financial Statements	31

Section 1.03. Construction and Interpretation.

(a)            Section and Other References. The meanings of terms defined herein are equally applicable to the singular and plural of such defined terms. Except as otherwise specifically provided, the words “hereof”, “herein”, “hereto”, “hereunder” and similar words refer to this Agreement as a whole and not to any particular provision of this Agreement. Unless otherwise provided in this Agreement, references herein to “Section”, “subsection”, “paragraph”, “subparagraph”, “Article”, “Exhibit” or “Schedule” refer to the sections, subsections, paragraphs, subparagraphs, articles, exhibits and schedules to this Agreement, as appropriate.

(b)            Headings. The headings of articles, sections and subsections to this Agreement are provided for convenience only and will not affect the construction or interpretation hereof.

(c)            No Strict Construction. This Agreement and all Exhibits and Schedules are a result of negotiations among the parties hereto. Accordingly, neither this Agreement nor any Exhibit or Schedule shall be construed against any party hereto because of its or its counsel’s involvement in its preparation.

(d)            Currency and Payment Methods. Except as otherwise specifically set forth herein, all references to dollars, “$” or other monetary values or currency herein shall be deemed to be references to currency of the United States of America. Any payment contemplated by this Agreement shall be made by wire transfer of immediately available funds to an account specified by the payee, by cash, by certified check or by any other method that provides immediately available funds.

(e)            Words of Inclusion. When used herein, the terms “including” and “include” mean including without limiting the generality of any description preceding such term.

(f)             Time of the Essence. Time shall be of the essence hereof.

(g)            Statutes and Regulations. Unless otherwise provided herein, any reference to any Law shall refer to such Law as in effect as of the date of this Agreement.

(h)            Payment Dates. If any payment is required to be made, or other action (including the giving of notice) is required to be taken, pursuant to this Agreement on a day which is not a Business Day, then such payment or action shall be considered to have been made or taken in compliance with this Agreement if made or taken on the next succeeding Business Day.

(i)             Time Periods. In this Agreement, a period of days shall be deemed to begin on the first day after the event which began the period and to end at 5:00 p.m. Eastern Time on the last day of the period. If any period of time is to expire hereunder on any day that is not a Business Day, the period shall be deemed to expire at 5:00 p.m. Eastern Time on the next succeeding Business Day.

(j)             Writing. References to “in writing”, “written” and similar expressions include material that is printed, handwritten, typewritten, faxed, emailed, or otherwise capable of being visually reproduced at the point of reception.

(k)            Disclosure Schedules. The Schedules are organized into sections, which correspond to the sections of this Agreement and contain certain information (and in some cases copies of certain documents) called out in this Agreement. Any disclosure under one of the Schedules shall be deemed disclosed under all representations and warranties set forth in this Agreement and all other Schedules to the extent the relevance of such disclosure to such representations and warranties or other Schedules is reasonably apparent on its face. Disclosure of any matter in a Schedule shall not constitute an expression of a view that such matter is material or is required to be disclosed pursuant to this Agreement. To the extent that any representation or warranty set forth in this Agreement is qualified by the materiality of the matters to which the representation or warranty relates, the inclusion of any matter in the Schedules does not constitute a determination by the parties hereto that any such matter is material. The disclosure of any matter in the Schedules does not imply that such matter has a greater significance, or is more material in value, than any matter that is undisclosed.

Article II
Sale of Membership Interests and the Purchase Price

Section 2.01. Sale of Membership Interests. On the terms and subject to the conditions set forth herein, at the Closing and for the consideration further described in this Article II, each Seller shall sell, transfer and convey to the Buyer, and the Buyer shall purchase and acquire from such Seller, all of such Seller’s Membership Interests.

Section 2.02. Delivery of Estimated Purchase Price Calculation. At least three (3) Business Days prior to the Closing Date, the Company shall deliver to the Buyer a statement (the “Estimated Closing Statement”) setting forth:

(a)            the Company’s good faith estimate, in reasonable detail, of: (i) Closing Date Cash; (ii) Closing Date Indebtedness; (iii) Closing Date Working Capital; (iv) Transaction Expenses; and (v) Transaction Bonuses (collectively, the “Adjustment Items”);

(b)            a calculation of (i) the Adjusted Purchase Price using the estimates of the Adjustment Items described in Section 2.02(a) (such calculation of the Adjusted Purchase Price, the “Estimated Adjusted Purchase Price”) and (ii) the Adjustment Amount using the estimates of the Adjustment Items described in Section 2.02(a) (such calculation of the Adjustment Amount, the “Estimated Adjustment Amount”); and

(c)            for each Person receiving a Transaction Bonus: (i) the identity of such Person; and (ii) the amount of such Transaction Bonus.

For the avoidance of doubt, the Estimated Closing Statement and the Adjustment Items shall be prepared in accordance with the applicable definitions set forth in this Agreement and the Accounting Principles (to the extent noted as applicable therein). Buyer shall have the right to review and comment on the Estimated Closing Statement and the Company shall consider in good faith any comments that Buyer may have; provided, that in no event shall any such disagreement delay the Closing. For the avoidance of doubt, in no event shall the acceptance of the amounts set forth in the Estimated Closing Statement prejudice Buyer’s rights under the other provisions of this Article II. Following receipt of the Estimated Closing Statement, Buyer and its Representatives shall be permitted to (i) review the books and records of the Target Companies and its accountants created or used in connection with the preparation of the Estimated Closing Statement and (ii) interview the personnel of the Target Companies or its accountants who assisted in preparing the Estimated Closing Statement.

Section 2.03. Payment of Estimated Adjusted Purchase Price and Related Amounts.

(a)            At the Closing, the Buyer shall pay:

(i)	to the Sellers’ Representative the Estimated Adjusted Purchase Price for distribution to the Sellers in accordance with Section 2.03(c);

(ii)	the Payoff Indebtedness pursuant to the Payoff Letters;

(iii)	Transaction Expenses as estimated by the Company pursuant to Section 2.02(b) to the respective payees thereof as described in the Transaction Expense Invoices;

(iv)	all Transaction Bonuses as estimated by the Company pursuant to Section 2.02(b) to the Company for further payment as provided in Section 2.03(b); and

(v)	the Escrow Amount to the Escrow Agent to be held and disbursed pursuant to the Escrow Agreement.

(b)            Promptly, and in any event no later than the Company’s first regularly scheduled payroll date following the Closing, the Company shall, and the Buyer shall cause the Company to, pay each Person entitled to a Transaction Bonus (as described on the Estimated Closing Statement) an amount equal to such Transaction Bonus, net of any payroll taxes required to be withheld, which shall be timely remitted to the applicable Governmental Authority.

(c)            Promptly following receipt of the Estimated Adjusted Purchase Price from Buyer, the Sellers’ Representative shall distribute the Estimated Adjusted Purchase Price to the Sellers, with each Seller receiving an amount equal to (i) the Purchase Price multiplied by such Seller’s Adjusted Percentage plus (ii) the Estimated Adjustment Amount (which may be positive or negative) multiplied by such Seller’s Base Percentage.

Section 2.04. Calculation of Post-Closing Purchase Price Adjustments.

(a)            Within ninety (90) days after the Closing Date, the Buyer shall deliver to the Sellers’ Representative a statement (the “Closing Statement”) setting forth:

(i)	the Buyer’s calculation of the Adjustment Items; and

(ii)	a calculation of the Adjusted Purchase Price using the calculation of the Adjustment Items described in Section 2.04(a)(i) above (such calculation of the Adjusted Purchase Price, the “Proposed Final Adjusted Purchase Price”).

For the avoidance of doubt, the Closing Statement and the Adjustment Items shall be prepared in accordance with the applicable definitions set forth in this Agreement and the Accounting Principles (to the extent noted as applicable therein).

(b)            The Sellers’ Representative shall have thirty (30) days from the date the Buyer delivers the Closing Statement (such period, the “Dispute Period”) to notify the Buyer, in writing, as to whether the Sellers’ Representative agrees or disagrees with the Closing Statement, the calculation of the Adjustment Items set forth on the Closing Statement and/or the calculation of the Proposed Final Adjusted Purchase Price (such written notice, the “Dispute Notice”). During the Dispute Period, Sellers and their accountants shall be permitted to (i) review the books and records of Buyer and its accountants created or used in connection with the preparation of the Closing Statement and (ii) interview the personnel of Buyer or its accountants who assisted in preparing the Closing Statement. If the Buyer fails to timely provide such information and records or access or otherwise fulfill its obligations in the preceding sentence, the Dispute Period shall be extended until the date that is five (5) Business Days following Buyer’s delivery or such information and records requested by Sellers.

(c)            If the Sellers’ Representative either (i) notifies the Buyer that it agrees with the Buyer’s calculation of the Proposed Final Adjusted Purchase Price, or (ii) after the delivery of the Closing Statement by the Buyer does not deliver a Dispute Notice to the Buyer prior to the expiration of the Dispute Period: (y) the Buyer’s calculations of the Adjustment Items and the Adjusted Purchase Price shall be deemed to be final and correct and shall be binding upon each of the parties hereto; and (z) the Proposed Final Adjusted Purchase Price shall become the Final Adjusted Purchase Price.

(d)            If the Sellers’ Representative delivers a Dispute Notice to the Buyer during the Dispute Period, the Sellers’ Representative and the Buyer shall, for a period of thirty (30) days from the date the Dispute Notice is delivered to the Buyer (such period, the “Resolution Period”), use commercially reasonable efforts to amicably resolve the items in dispute. Any items so resolved by the parties shall be deemed to be final and correct as so resolved and shall be binding upon each of the parties hereto. In the event the Buyer and the Sellers’ Representative are able to resolve all of the items in dispute, the calculation of the Adjusted Purchase Price as so agreed in writing by the Buyer and the Sellers’ Representative shall become the Final Adjusted Purchase Price.

(e)            If the Sellers’ Representative and the Buyer are unable to resolve all of the items in dispute during the Resolution Period (the items that have been resolved by written agreement of the Buyer and the Sellers’ Representative, if any, the “Resolved Items” and the items that have not been so resolved, the “Disputed Items”), then either the Buyer (on the one hand) or the Sellers’ Representative (on the other hand) may refer the Disputed Items to a nationally recognized independent public accounting firm mutually acceptable to Sellers’ Representative and the Buyer (the “Independent Accountants”) who, acting as experts and not arbitrators, shall resolve the Disputed Items. If the Buyer and the Sellers’ Representative are unable to so agree, each of the Buyer and the Sellers’ Representative shall select a nationally recognized independent accounting firm and those two firms shall select a third such firm, in which event “Independent Accountants” means the third such firm. Such referral shall be made in writing to the Independent Accountants, copies of which shall concurrently be delivered to the non-referring party hereto. The referring party shall furnish the Independent Accountants, at the time of such referral, with the Closing Statement (or, if none, the Estimated Closing Statement), the Dispute Notice and the parties’ written agreements concerning all Resolved Items, if any. The parties shall also furnish the Independent Accountants with such other information and documents as the Independent Accountants may reasonably request in order for them to resolve the Disputed Items. The parties hereto shall also, within fifteen (15) Business Days of the date the items in dispute are referred to the Independent Accountants, provide the Independent Accountants with a written statement (a “Position Statement”) describing in reasonable detail their respective positions on the Disputed Items (copies of which will concurrently be delivered to the other parties hereto). If any party fails to timely deliver its Position Statement to the Independent Accountants, the Independent Accountants shall resolve the Disputed Items solely upon the basis of the information otherwise provided to them. The Independent Accountants shall resolve all Disputed Items, without regard to materiality, in a written determination (the “Final Calculation Statement”) to be delivered to each of the parties hereto within forty-five (45) days after such matter is referred to them; provided, however, that any delay in delivering the Final Calculation Statement shall not invalidate the Independent Accountants’ determination of the Disputed Items or deprive the Independent Accountants of jurisdiction to resolve the Disputed Items. The Final Calculation Statement must set forth in reasonable detail the basis for the Independent Accountants’ determination of each Disputed Item, which determination must be based solely on the definitions and other applicable provisions of this Agreement. Notwithstanding the foregoing, in no event shall the Independent Accountants assign a value to any Disputed Item that is greater than the highest or less than the lowest calculation thereof proposed by the Buyer and the Sellers’ Representative. The decision of the Independent Accountants as to the Disputed Items shall be final and binding upon the parties hereto and shall not be subject to judicial review, absent a showing of fraud or manifest error; provided, however, that nothing set forth in this Agreement shall prohibit the Buyer or the Sellers’ Representative from instituting litigation to enforce any final determination of the Independent Accountants in any court of competent jurisdiction as provided in Section 13.04(b). The Final Calculation Statement shall include a calculation of the Adjusted Purchase Price taking into account all Resolved Items and the Independent Accountants’ determination of all Disputed Items and such calculation of the Independent Accountants shall be final and binding on the parties hereto and shall become the Final Adjusted Purchase Price, absent a showing of fraud or manifest error and subject to the proviso set forth in the immediately preceding sentence. The costs, fees and expenses of the Independent Accountants shall be borne and paid equally by the Buyer, on the one hand, and the Sellers, on the other hand, based upon the percentage that the amount actually contested but not awarded to Sellers or Buyer, respectively, bears to the aggregate amount actually contested by the Sellers’ Representative and Buyer.

Section 2.05. Payment of Post-Closing Purchase Price Adjustment by the Buyer; Release of the Adjustment Escrow Amount. Within five (5) Business Days after the final determination of the Final Adjusted Purchase Price:

(a)            if the Final Adjusted Purchase Price is greater than the Estimated Adjusted Purchase Price (the absolute value of the amount by which the Final Adjusted Purchase Price exceeds the Estimated Adjusted Purchase Price, the “Positive Adjustment Amount”):

(i)	the Buyer shall pay the Positive Adjustment Amount to the Sellers’ Representative, for further payment to the Sellers in accordance with their Base Percentages; and

(ii)	the Buyer and the Sellers’ Representative shall jointly direct, in writing, the Escrow Agent to distribute the entirety of the Adjustment Escrow Amount (and all earnings thereon) to the Sellers’ Representative, for further payment to the Sellers in accordance with their Base Percentages.

(b)            if the Final Adjusted Purchase Price is less than the Estimated Adjusted Purchase Price (the absolute value of the amount by which the Final Adjusted Purchase Price is less than the Estimated Adjusted Purchase Price, the “Negative Adjustment Amount”):

(i)	the Buyer and the Sellers’ Representative shall jointly direct, in writing, the Escrow Agent to distribute to the Buyer, from the amounts held by the Escrow Agent under the Escrow Agreement, an amount equal to the lesser of the Negative Adjustment Amount and the Adjustment Escrow Amount (and all earnings thereon);

(ii)	if the Adjustment Escrow Amount (and all earnings thereon) is greater than the Negative Adjustment Amount (the absolute value of the amount by which the Adjustment Escrow Amount (and all earnings thereon) is greater than the Negative Adjustment Amount, the “Excess Adjustment Escrow Amount”), the Buyer and the Sellers’ Representative shall jointly direct, in writing, the Escrow Agent to distribute the Excess Adjustment Escrow Amount to the Sellers’ Representative for further payment to the Sellers in accordance with their Base Percentages; and

(iii)	if the Negative Adjustment Amount is greater than the Adjustment Escrow Amount (and all earnings thereon), then the Sellers shall, severally and not jointly on a pro rata basis in accordance with their Base Percentages, pay the amount by which the Negative Adjustment Amount exceeds the Adjustment Escrow Amount to the Buyer.

Upon the earlier of (y) the final determination that Positive Adjustment Amount is owed by the Buyer or no adjustment is owed pursuant to this Section 2.05, or (z) the Negative Adjustment Amount has been fully paid to the Buyer in accordance with, and in the amount required by, this Section 2.05(b), the Sellers’ liability with respect to the Adjustment Items shall terminate, except in the event of Actual Fraud.

Section 2.06. Withholding. Notwithstanding anything herein to the contrary, Buyer and Affiliate of the foregoing, as applicable, shall be entitled to deduct and withhold or cause to be deducted or withheld from any consideration or other amounts otherwise payable or deliverable pursuant to, or in connection with the transactions contemplated by, this Agreement such amounts (if any) as are required to be deducted or withheld under applicable Law. At least five (5) Business Days prior to any deduction or withholding, the payor shall notify the recipient and Sellers’ Representative of its intent to deduct or withhold, and the parties shall use commercially reasonable efforts to eliminate or mitigate the amount required to be deducted or withheld. To the extent that amounts are so deducted or withheld, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

Article III
The Closing and Closing Deliveries

Section 3.01. The Closing

(a)            The Closing shall occur on the third (3rd) Business Day after the satisfaction or written waiver of the conditions to Closing set forth herein (other than conditions to be satisfied at the Closing) or at such other time as the parties shall mutually agree; provided, however, that unless Buyer and the Company mutually agree in writing, in their discretion, to waive the requirement for the Marketing Period, in no event shall Buyer be obligated to consummate the Closing until the later of July 1, 2025 or the third (3rd) Business Day immediately following the day that the Marketing Period expires. The parties shall use their respective best efforts to complete the Closing through electronic means of communication to avoid the necessity of a physical closing.

(b)            For all purposes, including the passage of title and risk of loss, the Closing shall be deemed to have occurred at 12:01 a.m. Eastern Time on the Closing Date (the “Effective Time”).

Section 3.02. Closing Deliveries of the Company and Each Seller. In addition to any other documents specifically required to be delivered pursuant to this Agreement, the Company shall deliver the following to the Buyer at or prior to the Closing:

(a)            assignments of the Membership Interests to the Buyer, duly executed by each Seller;

(b)            a certificate of the Secretary or Assistant Secretary of the Company, dated as of the Closing Date, certifying: (i) the resolutions duly adopted by the board of managers (or equivalent) of the Company authorizing and approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement; and (ii) that such resolutions have not been rescinded or modified and remain in full force and effect as of the Closing Date;

(c)            a reasonably current certificate of good standing (or equivalent) of each Target Company issued by the Secretary of State (or its equivalent) of the jurisdiction of its formation;

(d)            a counterpart to the Escrow Agreement, duly executed by the Sellers’ Representative;

(e)            all Payoff Letters (in accordance with Section 8.09(g)) and all Transaction Expense Invoices (together with a duly executed Internal Revenue Service Form W-9 from such Transaction Expense payee); and

(f)            an Internal Revenue Service Form W-9, duly executed by each Seller.

Section 3.03. Closing Deliveries of the Buyer. In addition to any other documents specifically required to be delivered pursuant to this Agreement, the Buyer shall deliver the following to the Sellers’ Representative at the Closing:

(a)            a certificate of the Secretary or Assistant Secretary of the Buyer, dated as of the Closing Date, certifying: (i) the resolutions duly adopted by the Board of Directors of the Buyer authorizing and approving the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated by this Agreement; and (ii) that such resolutions have not been rescinded or modified and remain in full force and effect as of the Closing Date;

(b)            a reasonably current certificate of good standing (or equivalent) of the Buyer issued by the Secretary of State (or its equivalent) of the jurisdiction of its formation; and

(c)            a counterpart to the Escrow Agreement, duly executed by the Buyer.

Article IV
Representations and Warranties regarding the Sellers

Each Seller, severally and not jointly, represents and warrants to the Buyer that the statements set forth in this Article IV about such Seller are true and correct as of the date hereof. For the avoidance of doubt, no Seller makes any representations or warranties about any other Seller or any Target Company.

Section 4.01. Organization, Qualification and Authority. Such Seller is duly organized, validly existing and in good standing (to the extent such concept is applicable in such Seller’s jurisdiction of organization) under the Laws of the jurisdiction of its organization. The execution and delivery of this Agreement and each other Transaction Documents to which it is a party by such Seller and the performance by such Seller of its obligations hereunder and thereunder have been duly and validly authorized and approved by all necessary action on the part of such Seller. Such Seller has full power, authority and capacity to execute and deliver this Agreement and the other Transaction Documents to which it is a party and to perform his, her or its obligations hereunder and thereunder.

Section 4.02. Enforceability. This Agreement and, at Closing, the other Transaction Documents to which it is a party, have been duly and validly executed and delivered by such Seller and constitute valid and legally binding obligations of such Seller, enforceable against such Seller in accordance with their respective terms, except as such enforcement may be limited by: (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, receivership or other Laws of general application relating to or affecting the enforcement of creditors’ rights and remedies, as from time to time in effect; and (b) application of equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 4.03. No Defaults, Conflict or Consents. Except as set forth on Schedule 4.03, such Seller’s execution, delivery and performance of this Agreement does not, and the Seller’s consummation of the transactions contemplated by this Agreement will not: (a) result in a breach of (i) any of the provisions of such Seller’s Governing Documents or (ii) any resolution adopted by any manager(s) (or equivalent Persons) of such Seller; (b) conflict with or cause a default under any applicable Law, rule, regulation, judgment, Order or decree of any Governmental Authority having jurisdiction over such Seller or any of its assets; (c) conflict with or cause a default under, terminate, amend, or modify, or give any party the right to terminate, amend, modify, abandon, cancel or refuse to perform any Contract to which a Seller is a party or by which it or any of its respective properties or assets is bound; (d) accelerate, trigger, or modify, or give any party the right to accelerate or modify the time within which, or the terms under which, any duties or obligations are to be performed by a Seller or any rights or benefits are to be received by any Person, under any Contract to which a Seller is a party or by which it or any of its respective properties or assets is bound; or (e) except for such approvals, consents, authorizations, declarations, filings or registrations that may be required under the HSR Act, require the Seller to obtain the approval, consent or authorization of, or to make any declaration, filing or registration with, any Governmental Authority or other Person.

Section 4.04. Litigation. As of the date hereof, there is no Litigation pending or, to the Knowledge of such Seller, threatened before or by any Governmental Authority against such Seller which would, individually or in the aggregate, have a material adverse effect on such Seller’s ability to consummate the transactions contemplated hereby, and there is no outstanding Order to which such Seller is a party or by which it or any of its assets or properties is bound which would, individually or in the aggregate, have a material adverse effect on such Seller’s ability to consummate the transactions contemplated hereby.

Section 4.05. Ownership of Membership Interests. Such Seller: (a) owns (legally, beneficially and of record) those certain Membership Interests listed adjacent to the name of such Seller on Schedule 4.05(a), free and clear of any and all Liens (other than restrictions imposed by applicable securities Laws or set forth in the Operating Agreement); and (b) has the right, power and authority to sell, transfer and assign such Membership Interests to the Buyer as contemplated by this Agreement. Except as set forth on Schedule 4.05(b): (y) no Person, other than the Buyer, has any right or obligation to purchase or acquire any of the Membership Interests listed adjacent to such Seller’s name on Schedule 4.05(a); and (z) such Seller has no right or obligation to purchase or acquire any Membership Interests or any other equity interests of the Company, or any securities convertible into or exercisable for equity securities of the Company.

Section 4.06. Brokerage. Except as described on Schedule 5.29, there are no claims for brokerage commissions, finders’ fees or similar compensation in connection with the transactions contemplated by this Agreement based on any arrangement or agreement made by or on behalf of such Seller.

Article V
Representations and Warranties regarding the Target Companies

The Sellers and the Company hereby represent and warrant to the Buyer that the statements set forth in this Article V are true and correct as of the date hereof.

Section 5.01. Organization and Good Standing.

(a)            Each Target Company is duly organized, validly existing and in good standing (to the extent such concept is applicable in such Person’s jurisdiction of organization) under the Laws of the jurisdiction of its organization, as applicable.

(b)            Schedule 5.01(b) lists each state or other jurisdiction in which each Target Company is qualified to conduct business as a foreign entity. Each Target Company is duly qualified to do business as a foreign entity and is in good standing (to the extent such concept is applicable) in each jurisdiction in which either the ownership or use of the properties owned or used by it, or the nature of the activities conducted by it, requires such qualification, except where its failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c)            Each Target Company has all requisite power and authority necessary to own, lease and operate the properties and assets now owned, leased or operated by it and to carry on its business as it is currently conducted.

(d)            Tue, correct and complete copies of the Governing Documents as currently in effect for each Target Company (including all amendments thereto) and each Target Company’s record books, including (in each case to the extent existing), minute books of its board of directors or managers (and committees thereof) and shareholders or members and its equity ledgers have been made available to the Buyer prior to the date of this Agreement.

Section 5.02. Authority. The Company has full power and authority to execute and deliver this Agreement and each other Transaction Document to which it is a party and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and each other Transaction Document to which it is a party and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized and approved by all necessary limited liability company action on the part of the Company.

Section 5.03. Enforceability. This Agreement and, at Closing, each Transaction Document to which the Company is a party, have been duly and validly executed and delivered by the Company and constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforcement may be limited by: (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, receivership or other Laws of general application relating to or affecting the enforcement of creditors’ rights and remedies, as from time to time in effect; or (b) application of equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 5.04. No Defaults, Conflicts or Consents. Except as set forth on Schedule 5.04, the Company’s execution, delivery and performance of this Agreement or any other Transaction Document do not, and the Company’s consummation of the transactions contemplated by this Agreement will not: (a) result in a breach of (i) any of the provisions of any Target Company’s Governing Documents, or (ii) any resolution adopted by the board of directors or shareholders (or equivalent Persons) of any Target Company; (b) conflict with or cause a default under any applicable Law, rule, regulation, judgment, Order or decree of any Governmental Authority having jurisdiction over any Target Company or any of their respective assets; (c) conflict with or cause a default under, terminate, amend, or materially modify, or give any party the right to terminate, amend, materially modify, abandon, cancel or refuse to perform any Material Contract; (d) accelerate, trigger, or modify, or give any party the right to accelerate or modify the time within which, or the terms under which, any duties or obligations are to be performed by a Target Company or any rights or benefits are to be received by any Person, under any Material Contract; (e) result in the creation of any Lien, other than a Permitted Lien, upon the Membership Interests or any of the assets or properties of any Target Company; or (f) except for such approvals, consents, authorizations, declarations, filings or registrations that may be required under the HSR Act, require the Company to obtain the approval, consent or authorization of, or to make any declaration, filing or registration with, any Governmental Authority or other Person.

Section 5.05. Capitalization and Subsidiaries.

(a)            Capitalization of the Target Companies. The equity securities of each Target Company that are authorized and issued as of the date hereof are described on Schedule 5.05(a). All of the issued and outstanding equity securities of each Target Company, including the Membership Interests: (i) are duly authorized and validly issued in accordance with all applicable Laws and the Governing Documents of such Target Company; and (ii) where such concept is applicable, are fully paid and non-assessable, free of any pre-emptive or other similar rights and are free and clear of Liens.

(b)            No Other Purchase Rights. Except as set forth on Schedule 5.05(b), no Person, other than the Buyer pursuant to this Agreement, has, and there are not outstanding, any right or privilege, whether in the form of a written or oral agreement, Contract, option, warrant or otherwise, for the purchase, redemption or acquisition of any of the equity securities of any Target Company or any securities convertible into or exercisable or exchangeable for equity securities of any Target Company, including the Membership Interests.

(c)            Other Contractual Rights. Except as provided on Schedule 5.05(c)(i), no Target Company has authorized, granted or issued (or agreed to authorize, grant or issue) any equity appreciation rights, “phantom stock” rights or similar rights to any Person. Except as set forth on Schedule 5.05(c)(ii): (i) there are no voting trusts, stockholder agreements, proxies or any other agreements or understandings (written or oral) with respect to the voting of the capital stock or other equity securities of any Target Company; (ii) there are no Contracts respecting, preventing or limiting the issuance, redemption, sale, transfer, pledge or redemption of any of the equity securities of any Target Company or any securities convertible into or exercisable or exchangeable for equity securities of any Target Company; and (iii) no Person has, and there are not outstanding, any pre-emptive rights, Contracts or other commitments of any kind for the purchase or issuance of additional ownership interests or options, warrants or other equity securities of any Target Company.

(d)            Ownership of Subsidiaries. No Target Company owns (directly or indirectly), and no Target Company has any right or obligation to acquire (directly or indirectly), any equity securities of any Person or any direct or indirect equity ownership interest in any other business, in each case other than another Target Company. No Target Company has any obligation to repurchase, redeem, or otherwise acquire any ownership interests of any Target Company.

Section 5.06. Financial Statements. Attached to Schedule 5.06 are copies of: (a) the audited balance sheet of PIW and the audited consolidated balance sheet of the Target Companies (other than PIW), each as of December 31, 2023 (the “Year-End Balance Sheets”), and the related audited consolidated statement of operations and comprehensive income, audited consolidated statement of changes in shareholder’s equity and audited consolidated statement of cash flows for the twelve (12) month period ended December 31, 2023 (collectively, the “Year-End Financial Statements”); (b) the audited balance sheet of PIW and the audited consolidated balance sheet of the Target Companies (other than PIW), each as of December 31, 2024 (the “Year-End Balance Sheets”), and the related audited consolidated statement of operations and comprehensive income, unaudited consolidated statement of changes in shareholder’s equity and audited consolidated statement of cash flows for the twelve (12) month period ended December 31, 2024 (collectively, the “2024 Year-End Financial Statements”); and (c) the unaudited balance sheet of PIW and the unaudited consolidated balance sheet of the Target Companies (other than PIW), each as of February 28, 2025 (the “Interim Balance Sheets”) and the related consolidated statement of operations and comprehensive income, consolidated statement of changes in shareholder’s equity and consolidated statement of cash flows for the two (2) months then ended (collectively, the “Interim Financial Statements”) (the Year-End Financial Statements, the 2024 Year-End Financial Statements and the Interim Financial Statements, collectively, the “Financial Statements”). The Financial Statements (i) are correct, complete, and prepared in accordance with the books and records of the Target Companies (which books and records are correct and complete in all material respects and have been maintained in accordance with sound business practices), (ii) were prepared in accordance with GAAP applied on a consistent basis through the period involved (except for the absence of footnotes with respect to the Interim Financial Statements, which would not if disclosed be materially different from those set forth in the Year-End Financial Statements), and (iii) present fairly, in all material respects, the results of operations, cash flows and the consolidated financial condition of the Target Companies on the dates and for the periods indicated. The Target Companies maintain a standard system of accounting and internal controls established and administered in accordance with GAAP. The Financial Statements do not contain any items of special or nonrecurring income, or other income not earned in the ordinary course of business.

Section 5.07. Accounts Receivable; Accounts Payable.

(a)            All accounts receivable of the Target Companies that are reflected on the Year-End Balance Sheets or the Interim Balance Sheets, to the extent still remaining unpaid, represent valid obligations arising from bona fide, arms’ length sales actually made or services actually performed in the ordinary course of business. All reserves for the collection of such accounts receivable shown on the Year-End Balance Sheets or the Interim Balance Sheets are adequate and have been calculated and determined in accordance with GAAP consistently applied. There is no material dispute, contest, claim or right of set-off, credit or other defenses or counterclaims, other than returns in the ordinary course of business, relating to the amount or validity of any such account receivable.

(b)            All such accounts payable of the Target Companies that are reflected on the Year-End Balance Sheets or the Interim Balance Sheets, to the extent still remaining unpaid, were incurred in bona fide, arms’ length transactions made in the ordinary course of business consistent with past practice and are valid payables for products or services purchased by the Target Companies.

Section 5.08. Inventory; Backlog.

(a)            All inventory of the Target Companies, including any inventory reflected in the Year-End Balance Sheets or the Interim Balance Sheets, to the extent still remaining, consists of a quality and quantity usable and salable in the ordinary course of business, is not obsolete defective or damaged and is merchantable and fit for its intended use and is being actively marketed in normal commercial channels and in normal commercial quantities, subject only to the reserves for inventory write-downs for unmarketable, obsolete, defective or damaged inventory reflected in the Interim Balance Sheets in the ordinary course of business, as determined in accordance with GAAP, subject to the exceptions set forth on Schedule 5.08(a). The quantities of each item of inventory are not excessive but are reasonable in the present circumstances of the Target Companies.

(b)            Schedule 5.08 sets forth a true and complete description of the Target Companies’ backlog as of the date hereof.

Section 5.09. No Undisclosed Liabilities. Except: (a) as set forth on Schedule 5.09, (b) as disclosed in the Year-End Balance Sheets or the Interim Balance Sheets, (c) as incurred since the Interim Balance Sheets Date in the ordinary course of business, as reflected in Closing Date Working Capital or (d) or as reflected on the Estimated Closing Statement (to be paid off at Closing) and which are not, individually or in the aggregate, material in amount, the Target Companies do not have any liabilities or obligations of any kind.

Section 5.10. No Material Adverse Effect. Since December 31, 2024, there has not been any Material Adverse Effect and no event has occurred or circumstance exists that, individually or in the aggregate, would reasonably be expected to result in a Material Adverse Effect.

Section 5.11. Absence of other Changes and Events. Since the Interim Balance Sheets Date, except as described on Schedule 5.11:

(a)            the Target Companies have conducted their businesses in the ordinary course of business; and

(b)            the Target Companies have not:

(i)	changed any Target Company’s authorized or issued equity securities;

(ii)	split, combined or reclassified any equity securities of a Target Company;

(iii)	issued, sold or otherwise disposed of any equity securities of a Target Company;

(iv)	granted any option or other right to purchase or obtain (including upon conversion, exchange or exercise) any Target Company’s equity securities;

(v)	issued any security convertible into an equity security of any Target Company;

(vi)	granted any registration rights with respect to the equity securities of any Target Company;

(vii)	purchased, redeemed, retired or otherwise acquired any Target Company’s equity securities;

(viii)	declared or paid any dividend or other distribution in respect of any Target Company’s equity securities;

(ix)	amended the Governing Documents of any Target Company;

(x)	purchased, sold, leased, licensed, mortgaged, pledged or otherwise acquired or disposed of or suffered to be made subject to any Liens any properties, rights or assets of the Target Companies with a value in excess of $100,000 per occurrence and $250,000 in the aggregate, except for inventory purchased, sold or otherwise disposed of in the ordinary course of business;

(xi)	made any material capital investment in, any loan to, or any acquisition of (by merger, consolidation, acquisition of securities or assets, or by any other manner), in a single transaction or a series of related transactions any other Person or business or division thereof (other than credit terms extended in the ordinary course of business);

(xii)	increased or otherwise changed the rate or nature of the compensation (including wages, bonuses, salaries, severance and benefits under pension, profit sharing, deferred compensation and similar plans or programs) that is paid or payable to any directors, managers, officers, employees, independent contractors or consultants other than (A) pursuant to existing plans or agreements disclosed on Schedule 5.22(i), or (B) adjustments to compensation made in the ordinary course of business for non-officer employees;

(xiii)	adopted, amended, modified or terminated any bonus, profit sharing, sales incentive, retention, change in control, retirement, welfare, employment, severance or similar plan or Contract for the benefit of any employee or consultant of any of the Target Companies;

(xiv)	incurred, assumed, modified or guaranteed any Indebtedness;

(xv)	suffered any damage, destruction or casualty loss to its tangible assets in excess of $50,000 per occurrence and $250,000 in the aggregate, whether or not covered by insurance;

(xvi)	made any capital or operating expenditures other than capital or operating expenditures in the ordinary course of business reasonably necessary to maintain the Target Companies’ assets;

(xvii)	made any material change in the accounting, auditing or Tax reporting methods, principles, policies or practices used by the Target Companies, other than such changes required by GAAP or by applicable Law;

(xviii)	engaged in any promotional sale, discount, price reduction or other activity not in ordinary course of business that has or would reasonably be expected to have the effect of accelerating to pre-Closing periods sales that otherwise would be expected to occur in post-Closing periods;

(xix)	taken any action to make, materially change or rescind any Tax election, amend any Tax Return or take any position on any Tax Return, take any action, omit to take any action or enter into any other transaction that would have the effect of materially increasing the Tax liability or materially reducing any Tax asset of Buyer in respect of any taxable period beginning after the Closing Date (and with respect to any taxable period beginning before and ending after the Closing Date, the portion of such taxable period beginning after the Closing Date);

(xx)	taken any action that would trigger liability under the WARN Acts or any other applicable Law respecting reductions in force or the impact on employees of plant closings or the sale of businesses;

(xxi)	made any material change in the Target Companies’ cash management practices and policies, practices and procedures with respect to collection of accounts receivable, establishment of reserves for uncollectible accounts, accrual of accounts receivable, inventory control, prepayment of expenses, payment of trade accounts payable, accrual of other expenses, deferral of revenue and acceptance of customer deposits;

(xxii)	entered into, materially amended or terminated any Material Contract, any Contract that would constitute a Material Contract, or any material government license, Permit or Environmental Permit;

(xxiii)	entered into, amended or become subject to, any joint venture, partnership, joint development or similar agreement or arrangement;

(xxiv)	paid, discharged, settled or satisfied any Litigation, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than for an amount less than $50,000 per occurrence and $250,000 in the aggregate;

(xxv)	entered into any Contract that would be required to be disclosed on Schedule 5.28 which is not disclosed on Schedule 5.28;

(xxvi)	paid trade or account payables other than in the ordinary course of business or delayed or postponed the payment of any trade or accounts payable or any other liability or agreed or negotiated with any Person to extend the payment date of any trade or accounts payable or accelerated the collection of (or discounted) any accounts or notes receivable (whether billed or unbilled);

(xxvii)	instituted or permitted any material change in the conduct of the Business, or any material change in their respective methods of purchase, sale, lease, management, marketing, promotion or operation; or

(xxviii)	agreed or committed to do any of the foregoing.

Section 5.12. Tax Matters.

(a)            Payment and Withholding of Taxes. Each Target Company has timely paid, or made provision for payment of, all Taxes due and payable by it as of the date hereof, whether in connection with the filing of any Tax Return, pursuant to any assessment, or otherwise. Each Target Company has properly withheld, deducted and collected and, to the extent required, paid to the proper Governmental Authority or other Person, all Taxes that such Target Company is or was required by Law to withhold, deduct or collect as of the date hereof.

(b)            Filing of Tax Returns. Each Target Company has filed or caused to be filed on a timely basis all Tax Returns that are or were required to be filed by it pursuant to applicable Law as of the date hereof. All such Tax Returns are true, correct and complete and were prepared in compliance with applicable Law. No Target Company has requested, granted, consented to, or become the beneficiary of any extension of time to file any Tax Return that has not yet been filed. No Target Company has received any written notice from any Governmental Authority in a jurisdiction where such Target Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(c)            Tax Agreements. There is no sharing, allocation or indemnity agreement primarily relating to Taxes to which any Target Company is bound.

(d)            Tax Controversies. There are no audits, examinations, or assessments relating to Taxes currently in process, pending or threatened in writing against any Target Company. There are not currently in force any waivers or agreements extending the period for assessment or collection of any Taxes (including any applicable statute of limitation) by or on behalf of any Target Company.

(e)            Tax Liens. There are no Liens for Taxes (other than for current Taxes not yet due and payable) upon the assets of any Target Company.

(f)             Federal Income Tax Classification of Foreign Subsidiaries. Each foreign Subsidiary is an entity disregarded as separate from its owner for U.S. federal income tax purposes and has been classified as such since its formation, except as set forth on Schedule 5.12(f).

(g)            Reportable Transactions. No Target Company is or has been a party to a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) or any other transaction requiring disclosure under any corresponding or similar provision of applicable Law.

(h)            Tax Advice. No private letter rulings, technical advice memoranda or similar rulings have been requested by or with respect to a Target Company or entered into or issued by any taxing authority with respect to a Target Company.

(i)             Tax Treatment of the Company. The Company is classified as a partnership for U.S. federal and applicable state and local income tax purposes and has been classified as such since its formation. No Target Company formed under the laws of any U.S. state has ever made any election under Treasury Regulations Section 301.7701-3(c) or any corresponding or similar provision of applicable Law to be classified as an association for U.S. federal and applicable state and local income tax purposes.

(j)             Timing of Tax Items. None of Buyer or its Affiliates (as a result of acquiring any Target Company) will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting, or use of an improper method of accounting, for a Pre-Closing Tax Period, (ii) “closing agreement” as described under Section 7121 of the Code (or any corresponding or similar provision of applicable Law) entered into on or prior to the Closing, (iii) installment sale or open transaction disposition made prior to the Closing, (iv) prepaid amount received or deferred revenue accrued on or prior to the Closing, and (v) election under Section 965(h) of the Code.

(k)            Tax Accruals. The unpaid Taxes of each of the Target Companies (i) did not, as of the date of the balance sheet included in the Interim Financial Statements, exceed the amount accrued for current Taxes payable (for clarity, excluding any deferred Tax liabilities established to reflect timing differences between book and Tax income) set forth on the face of such balance sheet (rather than in any notes thereto) and (ii) will not, as of the Closing Date, exceed the amount of Taxes included in Closing Date Indebtedness. Since the date of the balance sheet included in the Interim Financial Statements, one of the Target Companies have incurred any liability for Taxes, except in the ordinary course of business.

(l)             Partnership Audit Rules. The Company has not (i) elected to apply the partnership audit rules included in Sections 6221 through 6241 of the Code (the “Partnership Tax Audit Rules” ) (or any corresponding or similar provision of applicable Law) to any taxable period ending on or prior to December 31, 2017 or (ii) filed, or agreed to file, any election under the provisions of the Partnership Tax Audit Rules (or any corresponding or similar provision of applicable Law) for any taxable period beginning on or after January 1, 2018.

(m)            Tax Benefits. The Target Companies are in compliance in all material respects with all terms and conditions of any exemption, holiday or other reduction agreement, approval or order primarily relating to Taxes, in each case that requires specific application therefor, and the consummation of this Agreement will not have any adverse effect on the validity and effectiveness of any such exemption, holiday or other reduction agreement, approval or order primarily relating to Taxes or otherwise result in the termination or recapture of any grant, tax subsidy, tax rate reduction, tax credit, or other tax incentive.

(n)            Taxable Presence. None of the Target Companies has a permanent establishment (within the meaning of an applicable tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

Section 5.13. Ownership of Assets.

(a)            All of the rights, properties and assets (whether real, personal or mixed and whether tangible or intangible) including all such furniture, machinery, equipment, vehicles and all other items that are either (i) necessary for the conduct of the Business as currently conducted by the Target Companies, or (ii) used or held for use by the Target Companies in connection with owning and operating the Business as it is currently operated by the Target Companies are either owned by the Target Companies, free and clear of all Liens other than Permitted Liens and any Liens listed on Schedule 5.13(a), or licensed or leased to the Target Company under a Contract to which a Target Company is a party. No Affiliate or Related Person of any Target Company owns any asset material to and used in the Business.

(b)            The Target Companies have good and valid title to all of its owned personal property (including all assets shown on the Financial Statements or acquired after the Interim Balance Sheets Date) free and clear of all Liens, other than Permitted Liens;

(c)            Schedule 5.13(c) contains a list of all leases for tangible personal property (except leases having an aggregate value of lease payments of less than $25,000) leased by any Target Company. Each of the leases described on Schedule 5.13(c) is in full force and effect and there are no existing defaults by any Target Company or, to the Knowledge of Target Companies, any other party to such lease. No rights of any Target Company under such leases have been assigned or otherwise transferred as security for any obligation of any Target Company.

Section 5.14. Condition and Sufficiency of Assets. The buildings, plants, structures, furniture, fixtures, equipment, machinery, vehicles and other items of tangible personal property currently owned or used by any of the Target Companies are, individually and in the aggregate, structurally sound, in good operating condition and state of repair, ordinary wear and tear excepted, and are sufficient, in all material respects, for the continued conduct of their business immediately after the Closing in substantially the same manner as conducted immediately prior to the Closing. The Target Companies do not have assets in Canada that exceed $93 million or annual gross revenues from sales in, from or into Canada that exceed $93 million, in either case, as determined pursuant to the Competition Act (Canada), as amended.

Section 5.15. Real Property Matters.

(a)            Owned Real Property. Schedule 5.15(a) lists all parcels of real property in which any Target Company has an ownership interest (the “Owned Real Property”). The applicable Target Company has good, marketable and fee simple title or comparable valid title to all Owned Real Property, free and clear of all Liens, except Permitted Liens. The Company has made available to the Buyer, to the extent in the Company’s possession and control, complete and accurate copies of (i) all existing unrecorded Contracts and documents in the Company’s possession that encumber, bind, or affect the Owned Real Property, and (ii) all existing title insurance policies and final signed and sealed surveys with respect to the Owned Real Property in the Company’s possession, (iii) a copy of all architectural plans and specifications and construction drawings and contracts for improvements located on the Owned Real Property in the Company’s possession, and (iv) copies of environmental, engineering, geotechnical, and property condition reports for the Owned Real Property. With respect to each parcel of Owned Real Property:

(i)	other than as disclosed on Schedule 5.15(a)(i), neither the Company nor its Subsidiaries have leased, licensed or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof;

(ii)	other than the right of Buyer pursuant to this Agreement, there are no outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein; and

(iii)	there are no pending, or to the Knowledge of the Company, any threatened, condemnation proceedings relating to any portion of the Owned Real Property or the Company’s use thereof.

(b)            Leased Real Property. Schedule 5.15(b) lists all common addresses of all real property leased, subleased or licensed to any Target Company, or that any Target Company otherwise uses, operates or occupies and which is not owned by a Target Company (the “Leased Real Property” and together with the Owned Real Property, the “Real Property”). The Company has provided or made available to the Buyer a true, complete and correct copy of all Real Property Leases. The Company is the lessee under each of the Real Property Leases. Each Real Property Lease is valid, binding, in full force and effect and enforceable in accordance with its terms, with respect to the Company, and, the Knowledge of the Company, with respect to any other party thereto, and there is no existing default under any Real Property Leases by the Company or, to the Knowledge of the Company, by any other party to such Real Property Leases. The Company has exclusive possession of the Leased Real Property, and there are no leases, subleases, licenses, lease guaranties, assignments, occupancy agreements or other Contracts granting any Person the right of use or occupancy of any Leased Real Property, whether as lessor, lessee, sublessor, sublessee, licensor or licensee. Except for Permitted Liens or as described in Schedule 5.15(b), the Company’s interest in the Real Property Leases is free and clear of any Liens. With respect to each of the Real Property Leases:

(i)	other than those Real Property Leases listed on Schedule 5.15(b)(i) and any consents already obtained and provided to the Buyer prior to the date hereof, the transactions contemplated by this Agreement (A) do not require the consent of any other party to such Real Property Lease, (B) will not result in a breach of or default under such Real Property Lease, (C) will not otherwise cause such Real Property Lease to cease to be legal, valid, binding, enforceable and in full force and effect following the Closing, and (D) will not entitle the applicable landlord or sublandlord to terminate the Real Property Lease or recapture such Leased Real Property or any portion thereof, increase rent, charge any additional fees, or require any other modifications to the terms and conditions of such Real Property Lease;

(ii)	the Target Companies have performed all material obligations required to be performed by it prior to the date hereof under such Real Property Lease and is not, nor, to the Company’s Knowledge, is the applicable counterparty, in breach or default thereunder (and there is no event or condition that would constitute a breach or default after notice, lapse of time, or both); and

(iii)	No Target Company has assigned its interest in any such Real Property Lease or subleased, licensed or otherwise granted the right to any third party to use or occupy the Leased Real Property or any portion thereof.

(c)            Matters Affecting Real Property.

(i)	To the Company’s Knowledge, the Target Companies’ use of all Real Property for the various purposes for which it is presently being used is permitted as of right under all applicable zoning Laws.

(ii)	To the Company’s Knowledge, all buildings, structures, fixtures and other improvements on all Real Property are in material compliance with all applicable Laws, including those pertaining to zoning, building and the disabled. The Company does not have in its possession any studies or reports which indicate any material defects in the design or construction of any of the buildings, structures, fixtures or other improvements on the Real Property that have not been remedied prior to the date of this Agreement.

(iii)	To the Company’s Knowledge: (A) no part of any building, structure, fixture or other improvement set forth on any Real Property encroaches on any other real property; and (B) there are no buildings, structures, fixtures or other improvements primarily situated on any adjoining property which encroach on any Real Property.

(iv)	To the Company’s Knowledge, all Real Property: (A) abuts on and has direct vehicular access to a public road or has access to a public road via a permanent, irrevocable, appurtenant easement benefiting such Real Property and comprising a part of such Real Property; (B) is supplied with public or quasi-public utilities and other services appropriate for the operation of Target Companies’ business located thereon; and (C) is not located within any FEMA 100-year flood plain or wetlands requiring an Environmental Permit.

(v)	To the Company’s Knowledge, there is no existing or proposed plan to modify or realign any street or highway or any existing or proposed eminent domain proceeding that would reasonably be expected to result in the taking of all or any material part of any Real Property. The Company has not received any written notice of any pending or threatened condemnations (or other similar proceedings in the nature of eminent domain) or zoning or subdivision changes, affecting the Owned Real Property or the Leased Real Property.

(vi)	All material Permits required for the occupancy and operation of the Real Property (with appurtenant parking uses) as presently being used have been obtained and the Company has not received written notices of material violations in connection with such items during the last three (3) years or which remain uncured.

(vii)	The Real Property is served by all customary utilities.

Section 5.16. Compliance with Laws. Except as set forth on Schedule 5.16 or otherwise disclosed on Schedule 5.18(a), each Target Company is now, and at all times during the last five (5) years has been, in material compliance with each Law that is applicable to it, the Business, its assets or properties. No event has occurred or circumstance exists that would reasonably be expected to constitute or result in a material violation by any Target Company of any applicable Law. No Target Company has received any written notice from any Governmental Authority alleging or asserting that any Target Company has materially failed to comply with any applicable Law.

Section 5.17. Compliance with Anti-Corruption Laws. To the Knowledge of the Company, each Target Company, now and at all times during the last five (5) years, (a) has been in compliance with Anti-Corruption Laws and (b) has not made, offered, authorized, or received any unlawful bribe, payoff, influence payment, or similar unlawful payment in violation of any Anti-Corruption Laws.

Section 5.18. Compliance with Sanctions Law; Compliance with International Trade Laws.

(a)            Except as set forth in Schedule 5.18(a), none of the Target Companies, nor any of their respective officers, directors, manager, employees, nor, to the Company’s Knowledge, any agent or other third party representative acting on behalf of a Target Company is, or has been, (a) a Sanctioned Person or (b) engaged directly or indirectly in transactions for or on behalf of a Target Company (i) with or for the benefit of a person or entity resident in or organized under the laws of Cuba, Iran, North Korea, Syria, the Crimea region of Ukraine, the so-called People’s Republic of Luhansk, or the so-called People’s Republic of Donetsk, or (ii) with or for the benefit of any Sanctioned Person. For the past five (5) years, no Target Company has been the subject of any allegation, investigation, prosecution, or enforcement action by, or made a voluntary disclosure to, a Governmental Authority related to any Sanctions Law.

(b)            Except as set forth in Schedule 5.18(b), to the Knowledge of the Company, each Target Company, now and at all times during the last five (5) years, has been in compliance in all material respects with International Trade Laws. Without limiting the generality of the foregoing, each Target Company has exercised reasonable care (i) in connection with all imports into the United States, including (x) the classification and valuation of all imported merchandise; (y) the payment of all required import duties, including all additional duties such as antidumping or countervailing duties, if applicable; and (z) the timely submission of any and all required entries and reports due to the U.S. Customs and Border Protection (“CBP”); and (y) to avoid making any material misstatements or omissions in any document, electronic transmission or other information provided to CBP.

Section 5.19. Licenses, Authorizations and Permits. Schedule 5.19 lists each Permit that is held by each Target Company (other than Environmental Permits). Each Permit listed on Schedule 5.19 is valid and in full force and effect. With respect to each Permit listed on Schedule 5.19: (a) the applicable Target Company is and at all times has been in material compliance will all of the terms and requirements thereof; (b) no event has occurred or circumstance exists that would reasonably be expected to constitute or result in a material violation of or a material failure of the applicable Target Company to comply with any term or requirement thereof; (c) the applicable Target Company has not received any written notice from any Governmental Authority regarding any failure or purported failure to comply with any term or requirement thereof; and (d) none of such Permits is subject to termination by its terms as a result of the execution of this Agreement by any Target Company or by the consummation of the transactions contemplated by this Agreement. The Permits listed on Schedule 5.19, along with the Company Environmental Permits listed on Schedule 5.21(d), collectively constitute all of the Permits necessary for the Target Companies to lawfully conduct their business in the manner currently conducted.

Section 5.20. Legal and other Proceedings. Except as set forth on Schedule 5.20, there is no pending Litigation that has been commenced or, to the Knowledge of the Target Companies, threatened by or against any Target Company at law or in equity. To the Knowledge of the Company no event has occurred or circumstance exists that would reasonably be expected to give rise to or serve as the basis for the commencement of any such Litigation. Other than as set forth on Schedule 5.20, as of the date hereof (i) there are no, and during the last five (5) years there have not been any, material Litigation pending or, to the Knowledge of any Target Company, threatened against or by any Target Company or related to the Business, at law or in equity; and (b) none of the Target Companies nor any Affiliate thereof is party to or subject to any Order that would reasonably be likely to be materially adverse to a Target Company, its business or any of its assets or properties.

Section 5.21. Environmental Matters.

(a)            Compliance with Environmental Laws.

Each Target Company is, and for the last five (5) years prior to the Closing Date has been, in material compliance with each Environmental Law applicable to it. No Target Company has received any Environmental Notice, Environmental Claim, or written notice from: (i) any Governmental Authority or private citizen acting in the public interest; or (ii) the current or prior owner or operator of any real property of any actual or potential violation by the Company or any of its Subsidiaries of any Environmental Law, which, in each case, remains pending or unresolved or may be a material source of ongoing or future losses or liabilities. No Target Company is now subject to any Order related to Environmental Laws. No Target Company has assumed by contract or operation of Law any material liabilities of third parties pursuant to Environmental Laws. Further, to the Knowledge of the Company, there are no facts, events or conditions that would reasonably be expected to form the basis of any such Environmental Claim.

(b)            Hazardous Materials at the Real Property. There are no Hazardous Materials present on the Real Property, or, to the Knowledge of the Company, on any real property previously owned or leased by any Target Company, from any Target Company’s use or operations thereon or, to the Knowledge of the Company, from any other Person’s use or operations on the Real Property or on any real property previously owned or leased by any Target Company except: for Hazardous Materials (i) stored thereon in material compliance with Environmental Laws, (ii) based on any Target Company’s current use of the Real Property the presence of which does not violate any applicable Environmental Law in any material respect, or (iii) that otherwise could reasonably be expected to result in material liabilities or obligations on the part of the Target Company.

(c)            Release of Hazardous Materials. No Target Company has caused any Release of any Hazardous Materials at or from the Real Property or on any real property previously owned or leased by any Target Company in violation of any Environmental Law, or which requires reporting, investigation, remediation or other response, or that would reasonably be expected to create any material losses for any Target Company. There are no active or abandoned underground storage tanks owned or operated by any Target Company located on or under the Real Property, except as listed on Schedule 5.21(c). No Target Company is a party to any Litigation relating to Environmental Laws. Neither Seller nor any Target Company has received any written notice regarding potential liabilities with respect to any off-site Hazardous Materials treatment, storage, or disposal facilities or locations used by any Target Company.

(d)            Environmental Permits. Each Target Company has obtained and currently maintains the Environmental Permits listed on Schedule 5.21(d) adjacent to its name (collectively, the “Company Environmental Permits”). The Company Environmental Permits: (i) constitute the Environmental Permits necessary for the ownership, lease, operation and use of the business and assets of the Target Companies as currently conducted; and (ii) are in full force and effect in accordance with their respective terms and applicable Environmental Laws. The Target Companies are, and for the last five (5) years prior to the Closing Date have been, in material compliance with all their respective Company Environmental Permits. No action or proceeding is pending or, to the Knowledge of the Company, threatened, the effect of which would be to revoke, materially modify, or suspend the Company’s Environmental Permits. With respect to any such Environmental Permits, no Target Company nor Seller has received any Environmental Notice or written communication regarding any material adverse change in the status or terms and conditions of the same that remains pending or unresolved as of the Closing Date.

(e)            Real Property. No Real Property, or to the Knowledge of the Company, any real property previously owned or leased by any Target Company, is listed on, or to the Knowledge of the Company, has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state list.

(f)             Environmental Reports. Schedule 5.21(f) sets forth: (i) a list of all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, and other similar environmental documents with respect to all Real Property that are in the possession or control of the Seller; and (ii) list of all material Company Environmental Permits, and Sellers have made available such documents and permits.

Section 5.22. Employee Benefit Matters.

(a)            Pension Plans and Multiemployer Plans. Neither any Target Company nor any current or former ERISA Affiliate of such Target Company has ever sponsored, maintained, contributed to, or been obligated under ERISA or otherwise to contribute to (i) a “defined benefit plan” (as defined in ERISA Section 3(35) and Code Section 414(j)), (ii) a “multi-employer plan” (as defined in ERISA Sections 3(37) and 4001(a)(3)) or (iii) a “multiple employer plan” (meaning a plan sponsored by more than one employer within the meaning of ERISA Sections 4063 or 4064 or Code Section 413(c)). The Target Companies and their ERISA Affiliates have not incurred and there are no circumstances under which either could reasonably incur any liability under Title IV of ERISA or Section 412 of the Code. None of the assets of any Target Company, or any ERISA Affiliate of any Target Company is, or may reasonably be expected to become, the subject of any lien arising under Section 303 of ERISA or Section 430 of the Code.

(b)            Terminated Plans. Neither any Target Company nor any current or former ERISA Affiliate of such Target Company has terminated or taken action to terminate (in part or in whole) any “employee benefit plan” as defined in ERISA Section 3(3) that would result in material liability to any Target Company.

(c)            Administration of Benefit Plans. Each Benefit Plan has been administered, operated and maintained in compliance in all material respects with its terms and any Laws applicable to such Benefit Plan, including (but not limited to) ERISA, COBRA, the Health Insurance Portability and Accountability Act of 1996, and the Code. With respect to each Benefit Plan that is intended to qualify under Section 401(a) or Section 501(c)(9) of the Code: (i) such Benefit Plan is so qualified, (ii) has received a favorable determination or may rely upon opinion letter from the Internal Revenue Service; (iii) any related trusts have been determined to be exempt from taxation; and (iv) to the Knowledge of the Company, nothing has occurred since the date of such opinion or determination letter that would reasonably be expected to adversely affect such qualification or exemption. No Target Company has engaged in, or been a party to, any “prohibited transactions” within the meaning of Section 406 or 407 of ERISA or Section 4975 of the Code for which a statutory or administrative exemption does not apply.

(d)            Section 409A of the Code. Each Benefit Plan that provides for the deferral of compensation subject to Code Section 409A has been maintained in compliance in all material respects with the operational and documentary requirements of Section 409A of the Code. No Target Company has any obligation to gross up, indemnify or otherwise reimburse any individual for any Taxes incurred pursuant to Section 409A of the Code.

(e)            Change in Control Benefits. Except as listed on Schedule 5.22(e), neither the execution of this Agreement nor the consummation of any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, officer, employee, independent contractor, or consultant of a Target Company to severance pay, any increase in severance pay, or any other payment; (ii) accelerate the time of payment, funding, or vesting (except to the extent required by applicable law), or increase the amount of compensation (including equity or equity-based compensation) due to any such individual; (iii) limit or restrict the right of a Target Company to merge, amend, or terminate any Benefit Plan; (iv) increase the amount payable under or result in any other material obligation pursuant to any Benefit Plan; (v) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code; or (vi) require a “gross-up” or other payment to any “disqualified individual” within the meaning of Section 280G(c) of the Code.

(f)             Post-Retirement Benefits. Other than as required under Sections 601 to 608 of ERISA or other applicable Law, no Benefit Plan provides post-termination or retiree medical benefits to any individual for any reason, and no Target Company has any liability to provide post-termination or retiree medical benefits to any individual.

(g)            No Litigation; Audits. There is no pending or, to the Knowledge of the Company, threatened Litigation relating to a Benefit Plan (other than routine claims for benefits), and no Benefit Plan has within the three (3) years prior to the date hereof been the subject of an examination or audit by a Governmental Authority.

(h)            Foreign Plans. Each Benefit Plan maintained for the benefit of any individual who resides or performs services for a Target Company outside of the United States (each, a “Foreign Plan”) has obtained from the Governmental Authority having jurisdiction with respect to such Benefit Plan any required determinations or approvals that such Benefit Plan is in compliance with the Laws applicable to such Benefit Plan and/or qualifies for tax-favored status under applicable Law. All reports, Tax Returns and similar documents with respect to any Foreign Plan that are required to be filed with any Governmental Authority or distributed to any participant in such Foreign Plan have been timely filed or distributed, as applicable, except where any non-timely filing or distribution would not reasonably be expected to result in any Material Adverse Effect.

(i)             Benefit Plans. Schedule 5.22(i) sets forth a true and complete list of each Benefit Plan. With respect to each Benefit Plan, the Company has delivered to the Buyer or its counsel a true, correct, and complete copy of: (i) each Benefit Plan document and all amendments thereto, and all trusts (or other funding arrangements including custodial agreements or insurance contracts) or service agreements relating to the administration and recordkeeping of the Benefit Plan, and written summaries of the material terms of all unwritten Benefit Plans; (ii) the three (3) most recent annual reports (Form 5500 Series or otherwise in a form in accordance with applicable Law) including all applicable schedules and financial statements, if any, for each Benefit Plan that is subject to such reporting requirements; (iii) the current summary plan description and any material modifications thereto, if any, or any written summary provided to participants with respect to any plan for which no summary plan description exists; (iv) if such Benefit Plan is intended to be qualified under Section 401(a) of the Code, the most recent determination letter (or if applicable, advisory or opinion letter) from the IRS, if any, and any pending applications for a determination or opinion letter; (v) copies of non-discrimination testing data and results for the two (2) most recently completed plan years, if applicable; and (vi) copies of any voluntary correction filings or self-corrections within the past three (3) complete years plus the current year with the Internal Revenue Service or the Department of Labor or for the Company’s internal records.

Section 5.23. Labor and Employment Matters.

(a)            Employees and Independent Contractors. Schedule 5.23(a) contains a complete and accurate list of the following information for each employee of each Target Company as of the Closing Date, including each employee on leave of absence or layoff status: name; job title (including whether full-time or part-time); name of employer; date of hire; classification as exempt or non-exempt for overtime purposes; current annual base salary and/or hourly rate, as applicable; commission, bonus or other incentive-based compensation; sick and vacation leave that is accrued but unused; whether such employee is on leave from active employment and, if so, the date such employee became inactive, the reason for such inactive status and, if applicable, the anticipated date of return to active employment; and whether such employee has remote work status and the location where the remote work is performed. Schedule 5.23(a) also contains a complete and accurate list of the following information for each independent contractor engaged by each Target Company as of the Closing Date: name; job title; identification of which Target Company engages such contractor; date of initial engagement; whether there is a written agreement with such independent contractor; description of service provided; number of hours of service provided per week; fee rate or description of compensation structure; and the city and state in which the services are being performed. Each employee of the Company or its domestic Subsidiaries is a United States citizen or has a current and valid work visa or otherwise has the lawful right to work in the United States.

(b)            Compliance with Labor and Employment Laws. Each Target Company is in material compliance with, and during the last five (5) years has complied in all material respects with, all Laws relating to Employment Matters. As of the date of this Agreement and during the last three (3) years, an except as set forth on Schedule 5.23(b), there is no, and has been no, Litigation pending or, to each Target Company’s Knowledge, threatened against any of the Target Companies in connection with the employment or engagement of any current or former applicant, employee, consultant, volunteer, intern or independent contractor, or in connection with any Employment Matters.

(c)            Labor Matters. No Target Company is a party to any collective bargaining agreement or other labor contract. There is no, and during the past three (3) years has been no, labor organizational activity or labor dispute affecting any Target Company. There is not presently pending or existing, and to each Target Company’s Knowledge there is not threatened, any strike, slowdown, picketing, work stoppage or employee grievance process involving any Target Company. To each Target Company’s Knowledge, no event has occurred or circumstance exists that would reasonably be expected to provide the basis for any work stoppage or other labor dispute involving any Target Company. No application or petition for an election of or for certification of a collective bargaining agent is pending with respect to any Target Company. There is no lockout of any employees by any Target Company, and no such action is contemplated by any Target Company.

(d)            WARN Act. During the past three (3) years, no Target Company has effectuated (i) a “plant closing” (as defined in the Worker Adjustment and Retraining Notification Act or any similar state or local Law (the “WARN Acts”)); (ii) a “mass layoff” (as defined in the WARN Acts); or (iii) any other event that would trigger any notice, reporting or severance requirements under the WARN Acts. No action or event involving any of employees of any Target Company that is likely to require the issuance of notice under the WARN Acts is planned or anticipated by any Target Company. Except as set forth on Schedule 5.23(d), no employee of any of the Target Companies has suffered an “employment loss” (as defined in the WARN Acts) within the preceding ninety (90) days. Between five (5) and ten (10) Business Days prior to the Closing Date, the Target Companies will update the information provided in Schedule 5.23(d) and deliver such update to the Buyer.

(e)            No Target Company is (i) subject to any affirmative action obligations under any Law (including without limitation Executive Order 11246, Section 503 of the Rehabilitation Act of 1973, or the Vietnam Era Veterans’ Readjustment Assistance Act); or (ii) a government contractor or subcontractor for the purposes of any Law with respect to the terms and conditions of employment (including without limitation the Service Contracts Act or any other prevailing wage Laws).

(f)             To each Target Company’s Knowledge, no current or former employee or independent contractor of any Target Company is in any material respect in violation of any term of any employment agreement, nondisclosure agreement, common law nondisclosure obligations, fiduciary duty, confidentiality, non-competition, non-solicitation, proprietary rights or other restrictive covenant agreement or obligation (i) owed to any Person besides the Target Companies that would be material to the performance of such Person’s employment duties or services for the Target Companies, or the ability of the Target Companies to conduct their business, or (ii) owed to any of the Target Companies.

(g)            In the last three (3) years, (i) to each Target Company’s Knowledge, no allegations of sexual harassment, sexual assault, sexual misconduct, gender discrimination or similar behavior (a “Sexual Misconduct Allegation”) have been made against any employee or independent contractor of any of the Target Companies in their capacity as an employee or independent contractor of a Target Company, and (ii) no Target Company has entered into any settlement agreement, tolling agreement, non-disparagement agreement, confidentiality agreement or non-disclosure agreement, or any contract or provision similar to any of the foregoing, relating directly or indirectly to any Sexual Misconduct Allegation against any Target Company.

Section 5.24. Contracts and Agreements.

(a)            List of Material Contracts. Schedule 5.24(a) contains a list (ordered correspondingly to the list below) of each of the following contracts and other agreements, including all amendments, supplements and modifications thereto (each, a “Material Contract”):

(i)	each Contract to which any Target Company is a party that involves performance of services or delivery of goods, commodities, equipment or materials by or to the Target Company with an aggregate consideration in excess of $500,000 (other than purchase orders entered into in the ordinary course of business);

(ii)	each Contract, including any real estate leases pursuant to which any Target Company leases any Leased Real Property, under which any Target Company is lessee of or holds or operates any property, real or personal, owned by any third party having a value in excess of $100,000 annually;

(iii)	any Contract under which any Target Company is lessor of, or permits any third party to hold or operate, any property, real or personal, owned by such Target Company;

(iv)	any Contract relating to the disposition or acquisition of (A) assets outside the ordinary course of business or (B) any business or a material amount of stock or assets of any other Person, in each case for an amount in excess of $100,000;

(v)	any mortgage, indenture, loan or credit agreement, security agreement or other agreement, instrument, Contract (or group of related Contract) under which any Target Company or any of its Affiliates has created, incurred, assumed, or guaranteed any Indebtedness or other agreement under which any of the assets or properties of a Target Company (tangible and intangible) are subject to a Lien;

(vi)	any Contract, including broker, distributor, dealer franchise and agency Contracts, providing the exclusive right to sell or distribute products of any Target Company;

(vii)	any Contract granting “most favored nation” pricing to any Person or containing any other preferential pricing terms;

(viii)	any Contract granting a right of first refusal or first negotiation with regard to a sale of any portion of any Target Company or its assets;

(ix)	any Contract providing for bonuses, pension, stock, options, stock purchases, profit sharing, retirement or any other form of deferred compensation plan, collective bargaining or similar plan or practice or any severance or change in control agreement or arrangement or any Contract with any labor union (other than the plans listed on Schedule 5.22(i));

(x)	any employment Contract, or Contract for services (other than for services by independent contractors) which requires the payment of more than $100,000 annually in total cash compensation which is not terminable on 60 or fewer days’ notice by the applicable Target Company without liability for any material penalty or severance payment;

(xi)	any Contract requiring the purchase of all or substantially all of its requirements (or a portion thereof) of a particular product from a supplier or that contain “take or pay” or similar provisions;

(xii)	any Contract which by its terms does not terminate or is not terminable by any Target Company within twelve months after the date hereof without payment of $250,000 or more;

(xiii)	any Contract imposing (or purporting to impose) any restriction on the right or ability of any Target Company or any of its employees, contractors or agents: (A) to compete with any other Person or to engage in any line of business, market or geographic area, or to sell, license, manufacture or otherwise distribute any of its technology or products, or from providing services, to customers or potential customers or any class of customers, in any geographic area, during any period of time, or in any segment of the market; (B) to solicit the employment of, or hire, any potential employees, consultants or independent contractors; or (C) to acquire any product, property or other asset (tangible or intangible), or any services, from any other Person, to sell any product or other asset to or perform any services for any other Person;

(xiv)	any (A) joint or cooperative marketing or development or Contract or (B) other Contract concerning a partnership, franchising arrangement, joint venture or other similar Contract;

(xv)	each license, sublicense, consent to use agreement, settlement, coexistence agreement, covenant not to sue, waiver, release, permission, and other contract or agreement, whether written or oral, relating to any Business Intellectual Property to which a Target Company is a party, beneficiary, or otherwise bound (other than licenses for Off-the-Shelf Software used solely for the Target Companies’ internal business purposes in conducting the business of the Target Companies);

(xvi)	any consent, decree, settlement or similar agreement with any Governmental Authority pursuant to which any Target Company is obligated after the date of this Agreement to pay consideration in excess of $100,000 or is obligated to do (or abstain from) any material action;

(xvii)	each power of attorney granted by any Target Company that is currently effective and outstanding;

(xviii)	each Contract to which any Target Company is a party that obligates it to make capital expenditures in excess of $100,000;

(xix)	each Contract to which any Target Company is a party with an Affiliate of such Target Company or that is required to be disclosed on Schedule 5.28;

(xx)	each Contract with any Governmental Authority to which any Target Company is a party; and

(xxi)	each Contract with Material Customers and each Contract with Material Suppliers.

(b)            Validity and Performance of Material Contracts. Each Material Contract is in full force and effect and constitutes a legal, valid and enforceable obligation against the applicable Target Company and, to the Knowledge of the Target Companies, the other parties thereto in accordance with its terms. The applicable Target Company is in material compliance with all applicable terms and requirements of each Material Contract to which it is a party or by which it is bound. To the Knowledge of each Target Company, each counter-party to each Material Contract is in material compliance with all applicable terms and requirements of such Material Contract. No Target Company has assigned, delegated or otherwise transferred to any Person any of its rights, title or interest under any Material Contract. With respect to all Material Contracts, no Target Company (i) is in material default thereunder and, to the Knowledge of the Target Companies, no event or circumstance has occurred that, with notice or lapse of time or both, would result in a termination thereof or would cause or permit the acceleration or other changes of any right or obligation or the loss of any benefit thereunder; and (ii) has given to nor received from any other Person any written notice regarding any breach of, or default under, any Material Contract. There are no renegotiations of, attempts to renegotiate or outstanding rights to renegotiate any material amounts paid or payable to or by any Target Company under any Material Contract and no party thereto has made written demand for such renegotiation. The Sellers have made available to the Buyer a true and correct copy of all written Material Contracts (and a true and correct written description of all oral Material Contracts is set forth on Schedule 5.24(a)), together with all amendments, exhibits, attachments, waivers, or other changes thereto.

(c)            Government Contracts.

(i)	Schedule 5.24(c) lists all Government Contracts whose period of performance has not yet expired or terminated or for which final payment has not yet been received (collectively, the “Current Government Contracts”).

(ii)	Each Current Government Contract is in full force and effect and constitutes a legal, valid and binding agreement, enforceable against the Company or one of its Subsidiaries, as appropriate, and, to the Company’s Knowledge, against the other parties thereto, in accordance with its terms.

(iii)	With respect to each Current Government Contract listed or required to be listed in Schedule 5.24(c) and with respect to every Government Contract to which Company has been a party within the past ten (10) years:

(1)	the Company or its Subsidiary (as applicable) has complied with all terms and conditions of such Government Contract, including all clauses, provisions and requirements incorporated expressly by reference or by operation of Law therein;

(2)	all representations, warranties and certifications executed, acknowledged or set forth in or pertaining to (including all representations, warranties and certifications incorporated expressly by reference or by operation of Law therein) such Government Contract were complete and correct in all material respects and the applicable Target Company, as appropriate, has complied in all material respects with all such representations, warranties and certifications and the Company has undertaken the appropriate level of review or investigation to determine whether the Company is required to make any disclosures to any Governmental Authority under any applicable disclosure rule or Law, and has not failed to make such disclosure;

(3)	neither the applicable Governmental Authority nor any prime contractor, subcontractor or other Person has notified a Target Company, either in writing or, to the Company’s Knowledge, orally, that such Target Company has breached or violated any Law, certification, representation, warranty, clause, provision or requirement pertaining to such Government Contract;

(4)	No Target Company has been notified in writing or, to the Company’s Knowledge, orally, by the applicable Governmental Authority, any prime contractor, subcontractor or any other Person that any such Government Contract has been terminated for any reason including default or failure to perform;

(5)	no termination or default notice, cure notice or show cause notice, or stop work order has been issued and is currently in effect with respect to any of such Government Contract;

(6)	to the Company’s Knowledge, no money due to a Target Company pertaining to such Government Contract has been withheld or offset nor has any claim been made in writing, or to the Company’s knowledge, orally, to withhold or offset money; and

(7)	received any Government Contract based on any small business or any other preferred bidder status.

(iv)	No Target Company nor any of their “Principals” as that term is defined in Federal Acquisition Regulation 52.209-5 has been suspended or debarred from doing business with the United States Government, has been proposed for suspension or debarment, or has been the subject of a finding of non-responsibility or ineligibility for contracting with a Governmental Authority on a Government Contract or Government Bid.

(v)	No Target Company, nor its respective directors, managers or officers or, to the Company’s Knowledge, their other Representatives is (or during the last ten (10) years has been) under administrative, civil or criminal investigation or indictment by any Governmental Authority. To the Company’s Knowledge, there has been no audit or investigation of Company with respect to any alleged irregularity, misstatement or omission arising under or relating to any Government Contract of Government Bid. During the last ten (10) years, no internal investigation has been completed or any voluntary disclosure has been made to the United States Government or other Governmental Authority with respect to any alleged irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid.

(vi)	There are no outstanding material disputes with a Target Company, and there have been no material disputes with a Target Company in the last ten (10) years, either by the United States Government or by any prime contractor, subcontractor, vendor or other third party, arising under or relating to any Government Contract or Government Bid. The Company does not have any outstanding claims or disputes relating to any Government Contract or Government Bid and no facts or allegations exist that would reasonably be expected to give rise to a claim or dispute related to any Government Contract or Government Bid.

(vii)	To the Company’s Knowledge, there are no reports resulting from financial contract audits or other investigations by United States Governmental Authority officials of any of the Government Contracts (past or present) that conclude that the Company engaged in overcharging or other defective pricing practices in violation of the applicable Federal Acquisition Regulations.

(viii)	Each Target Company has at all times complied in all respects with all requirements of the Procurement Integrity Act, the False Claims Act, and all other Laws and regulations applicable to its Government Contracts and Government Bids.

Section 5.25 Intellectual Property.

(a)            Patents. Schedule 5.25(a) completely and accurately lists all of the active patent registrations, patent applications, and invention disclosures worldwide that are owned by each Target Company and expired patent registrations and abandoned patent applications from the past six (6) years worldwide that were owned by each Target Company (collectively, the “Patents”). Except as described on Schedule 5.25(a), each inventor named on each of such active Patent registrations or applications has executed an enforceable written assignment of all the inventor’s rights, including all right, title and interest, in and to such Patents, including all inventions disclosed or claimed therein, to the Target Company or to a Person that subsequently assigned all such rights to the Target Company. All of such active Patents are in compliance, in all respects, with applicable Law (including payment of filing, examination and maintenance fees and proofs of working or use), are valid and enforceable, and, except as disclosed on Schedule 5.25(a), are not subject to any maintenance fees or Taxes or actions falling due within ninety (90) days after the Closing Date. No active Patent is involved in any interference, reissue, reexamination or opposition proceeding. To the Company’s Knowledge, no such active Patent is infringed.

(b)            Trademarks. Schedule 5.25(b) completely and accurately lists all assumed fictional business names, trade names, registered and unregistered trademarks, service marks and applications worldwide (together with all goodwill associated therewith and symbolized thereby, the “Trademarks”) that are owned by each Target Company. All such registered Trademarks that have been registered with the United States Patent and Trademark Office or a foreign trademark office, (1) are, currently in compliance, in all respects, with applicable Law, (2) have had all post-registration filing of affidavits of use and incontestability and renewal applications timely filed, (3) are valid and enforceable, and, (4) except as disclosed on Schedule 5.25(b), are not subject to any maintenance fees or Taxes or actions falling due within ninety (90) days after the Closing Date. No such Trademark has been or now is involved in any opposition, invalidation or cancellation proceeding and, to the Company’s Knowledge, no such action is threatened with respect to any of the Trademarks. To the Knowledge of the Company, no such Trademark is infringed.

(c)            Copyrights. Schedule 5.25(c) completely and accurately lists all registered copyrights (in both published and unpublished works) and applications to register copyrights worldwide, and the works of authorship (such as software) with which each of the foregoing is associated (collectively, the “Copyrights”) owned by each Target Company. All of such registered Copyrights are currently in compliance, in all respects, with Law, are valid and enforceable, and, except as disclosed on Schedule 5.25(c), are not subject to any maintenance fees or Taxes or actions falling due within ninety (90) days after the Closing Date. No such Copyright has been or is now involved in any opposition, invalidation or cancellation proceeding and, to the Company’s Knowledge, no such action is threatened with respect to any of the Copyright. To the Knowledge of the Company, no such Copyright is infringed.

(d)            Internet Domain Name Registrations. Schedule 5.25(d) completely and accurately lists all internet domain name registrations worldwide (the “Internet Domain Name Registrations”) owned by each Target Company. Each domain name used by a Target Company corresponds to an Internet Domain Name Registration that is owned by and registered in the name of the Target Company or owned by a third-party proxy and controlled by the Target Company by contract with such proxy.

(e)            Licensed Intellectual Property. “Licensed Intellectual Property” means all Intellectual Property licensed to or otherwise used by any Target Company that is not owned by such Target Company. Schedule 5.25(e) completely and accurately lists all items of Licensed Intellectual Property that are used in the operation of the business of each of the Target Companies, except any Off-the-Shelf Software. None of the Target Companies has received any notice that another party intends to cancel, terminate or refuse to renew (if renewable) such Target Company’s right to use such Licensed Intellectual Property, or that any Target Company has breached any Contract permitting such Target Company’s use of the Licensed Intellectual Property. None of the Contracts permitting a Target Company’s use of the Licensed Intellectual Property has been breached in any material respect by such Target Company, nor, to the Knowledge of the Company, by any other party thereto.

(f)             The Target Companies (1) exclusively own, free and clear of any Liens, all right, title and interest to and in the Owned Intellectual Property, and (2) own all right, title, and interest to and in, or are licensed to use or otherwise have the right to use and with no material limitations, all Business Intellectual Property other than the Owned Intellectual Property. The Target Companies are not restricted in any way from transferring or assigning, enforcing, using, licensing or otherwise exploiting any of the Owned Intellectual Property. The Target Companies have not granted to any Person any rights under, in, to or with respect to any of the Owned Intellectual Property except for (A) non-disclosure Contracts or marketing Contracts entered into by a Target Company in the ordinary course of business, (B) Contracts with a Target Company’s vendors, contractors and service providers entered into in the ordinary course of business that provide access and rights to use Owned Intellectual Property solely to perform services for the Target Companies, or (C) Contracts whereby the license to Owned Intellectual Property is implied or merely incidental or ancillary to the transactions contemplated therein. The Company has no obligation to compensate or to obtain the consent of any Person to access, use, license or otherwise exploit any of the Owned Intellectual Property.

(g)            Except as described on Schedule 5.25(g), (A) the conduct of the business of the Target Companies, has not infringed upon, diluted or misappropriated and does not infringe upon, dilute or misappropriate any Intellectual Property of any Person; (B) no Litigations claiming infringement, misappropriation or unauthorized use of any Owned Intellectual Property are pending or threatened against a third party; (C) there are no pending or threatened Litigations claiming infringement, misappropriation or unauthorized use of any third party Intellectual Property against the Target Companies, and to the Company’s Knowledge, there is no basis for any such Litigations; and (D) to the Company’s Knowledge, no circumstances exist that would form the basis for any claim of infringement, dilution, unauthorized use, or violation of any Owned Intellectual Property, or challenge the ownership, use, validity or enforceability of any Owned Intellectual Property.

(h)            All Owned Intellectual Property was (A) created by Representatives of the Target Companies acting at the direction of the Target Companies, within the scope of their employment or engagement, or by Representatives of the Target Companies who have assigned all their rights in and to such Owned Intellectual Property to the applicable Target Company or (B) assigned to a Target Company. No Representative of the Target Companies or former employer of any Representatives of the Target Companies has asserted to the Target Companies in writing any claim, right or interest to or in any Owned Intellectual Property.

(i)             Proprietary Software. Schedule 5.25(i) completely and accurately lists all Owned Intellectual Property comprising Software (the “Company Software”), including for each Company Software, its functionality and any Third Party Components incorporated therein.

(j)             Sufficiency of Intellectual Property. The Owned Intellectual Property and the Licensed Intellectual Property constitute all of the Intellectual Property necessary and sufficient for the operation of the business of the Target Companies as currently conducted. The execution and delivery of this Agreement and the consummation of the associated transactions do not and will not affect, contravene, conflict with, alter or impair the ownership of or rights in any Owned Intellectual Property or Licensed Intellectual Property.

(k)            No (A) government funding or (B) facilities of a university, college or other educational institution or research center were used in the development of Owned Intellectual Property. To the Company’s Knowledge, no current or former employee of the Target Companies who was involved in, or who contributed to, the creation or development of any Owned Intellectual Property performed services for any government, university, college or other educational institution or research center while the employee was also performing services for the Target Companies.

(l)             The Target Companies have taken all appropriate measures (A) to safeguard and maintain the secrecy and confidentiality of the Owned Intellectual Property that comprises Trade Secrets or other material Confidential Information, and (B) to protect the secrecy of the Confidential Information used in the business of the Target Companies. Except as described on Schedule 5.29(l), to the Company’s Knowledge, there has not been any release, publication, disclosure or other dissemination of such Confidential Information except as permitted under confidentiality and non-disclosure agreements between the Target Companies and their respective Representatives or third parties.

Section 5.26. Insurance. Schedule 5.26 lists all current casualty, general liability and other insurance policies providing coverage to each Target Company or with respect to which any of the Target Companies is a named insured or otherwise the beneficiary of coverage as of the date hereof (the “Insurance Policies”). All Insurance Policies are valid and enforceable, and are sufficient in all material respects for compliance with all applicable Laws and Contracts to which the Target Companies are a party. There are no claims involving more than $100,000 in any individual circumstance pending under any of such policies and no such claim has been made under any of the Insurance Policies in the last two (2) years. The Target Companies are in material compliance with the terms and conditions of the Insurance Policies and no Target Company has received any refusal of coverage or any notice that a defense will be afforded with reservation of rights or any notice of cancellation or any other indication that any Insurance Policy is no longer in full force or effect or that the issuer of any Insurance Policy is not willing or able to perform its obligations thereunder.

Section 5.27. Customers and Suppliers.

(a)            Customers. Schedule 5.27(a) lists the Target Companies’ top twenty (20) customers based on consolidated revenue generated from such customers during each of the fiscal years ended December 31, 2023 and December 31, 2024 (each, a “Material Customer”) and the amount of consideration paid by such Material Customers during each such period. Except as set forth on Schedule 5.27(a), in the last three (3) years, no Material Customer has: (i) terminated, or communicated in writing to any Target Company its intention to terminate, its relationship with such Target Company; or (ii) reduced substantially, or communicated in writing to such Target Company its intention to reduce substantially, the quantity of products or services it purchases from such Target Company. The Target Companies do not have any dispute threatened or pending with any Material Customer.

(b)            Suppliers. Schedule 5.27(b) lists the Target Companies’ top twenty (20) suppliers based on consolidated gross expenditures during each of the fiscal years ended December 31, 2023 and December 31, 2024 (each, a “Material Supplier”). Except as set forth on Schedule 5.27(a), in the last three (3) years, no Material Supplier has: (i) terminated, or communicated in writing to any Target Company its intention to terminate, its relationship with such Target Company; or (ii) reduced substantially, or communicated in writing to such Target Company its intention to reduce substantially, the quantity of products or services it supplies to such Target Company. The Target Companies do not have any dispute threatened or pending with any Material Supplier.

Section 5.28. Related Party Transactions. Except as set forth on Schedule 5.28, there are no Contracts or other business arrangements between any Target Company, on the one hand, and any current or former Affiliate or Related Person of any Target Company or any current or former Affiliate or Related Person of any Seller, on the other. Any such Contract listed on Schedule 5.28 was negotiated at arms’ length and is no less favorable to the applicable Target Company or more favorable to the applicable Affiliate or Related Persons than it would be if the Contract has been entered into with an unrelated third party.

Section 5.29. Brokers and Finders. Except as described on Schedule 5.29, no Target Company has incurred any obligation or liability, contingent or otherwise, for brokerage or finders’ fees or agents’ commissions or other similar payments in connection with the transactions contemplated by this Agreement.

Section 5.30. Privacy and Data Security.

(a)            In connection with its collection, storage, transfer (including any transfer across national borders), use or other processing of any Protected Data, the Target Companies are and have been in compliance, in all material respects, with all applicable Privacy and Security Requirements. No Target Company has received notice that it is under investigation by any Governmental Authority for a violation of Privacy Laws.

(b)            The Target Companies have taken reasonable steps, including by implementing and maintaining, since January 1, 2019, administrative, technical, and physical safeguards, in each case, in compliance with applicable Privacy and Security Requirements and consistent with industry-standard practices, to appropriately protect the confidentiality, integrity and security of Protected Data against any loss, theft, misuse or unauthorized access, use, modification, corruption, alteration, destruction, interruption of access or disclosure. The Target Companies implement, and since January 1, 2019 have implemented, measures designed to prevent the unintended or malicious loss, destruction, alteration or interruption of access to Protected Data, including (i) monitoring, at least at a commercially reasonable level, Business Systems (to the extent owned or controlled by a Target Company) for newly identified system vulnerabilities, and fixing or patching any identified system or security problem as required by the risk rating of the vulnerability as soon as reasonably possible after becoming aware thereof, (ii) using up-to-date and at a minimum industry-standard virus and malicious code detection and protection products on all workstations and servers used by the Company or its Subsidiaries, and (iii) employing antivirus and behavioral tools designed to remove known malicious functionalities from any system or endpoint. Since January 1, 2019, no Target Company has received written or, to the Company’s Knowledge, oral notice, of any claim, complaint, suit, enforcement action, or investigation (a “Claim”) regarding the Target Companies’ privacy, data security, data protection, data processing or data collection practices, policies or the implementation thereof. Since January 1, 2019, to the Knowledge of the Company, no facts or circumstances exist that could give rise to or be used as the basis for any Claim related to the violation of a Privacy and Security Requirement. Except as disclosed in Schedule 5.30(b), and since January 1, 2019, no Target Company has experienced any Security Breach, nor is any Security Breach currently under investigation and, to the Knowledge of the Company, no vendor, supplier, or service provider of the Target Companies has experienced or is experiencing a Security Breach.

(c)            The Target Companies maintain, comply with, and enforce (and since January 1, 2019, have maintained, complied with, and enforced) vendor management processes that are designed to ensure that all third-party vendors, suppliers, service providers, partners, and contractors that process Protected Data on behalf of the Target Companies comply with the Privacy and Security Requirements. The Target Companies have in place industry standard backup, disaster recovery, and business continuity processes and procedures for all Business Systems that are designed to ensure the continuous operation of the Business Systems and the availability of Protected Data.

(d)            The Business Systems are sufficient for, and operate and perform in all material respects as required in connection with, the operation of the business of the Target Companies (including as to capacity, scalability, and ability to process peak volumes in a timely manner). The Business Systems are (and to the extent not operated by a Target Company, to the Company’s Knowledge are) configured and maintained to minimize the effects of externally introduced viruses, bugs, and other similar destructive programs or codes. The Business Systems do not have any critical, high, or medium vulnerabilities that have been identified and not been mitigated, and they do not contain code (or lack of code) that is malicious or designed to, or, if used or exploited by others, could be used to disrupt, disable, harm, distort, or otherwise impede in any manner the legitimate operation of the Business Systems, or to access, exfiltrate, modify, or delete information stored on the Business Systems (including without limitation “viruses,” “back doors,” or “zero days”).

(e)            The Target Companies (i) have provided all notices necessary to, and have obtained all rights, consents, and authorizations necessary to, collect, receive, access, use, disclose, and otherwise process Protected Data and (ii) own, lease, license, or otherwise have the legal right to use or have operated on their behalf, all Business Systems, in connection with the operation of the business of the Target Companies. The execution, delivery, or performance of this Agreement, will not affect the foregoing rights, and the Buyer shall be entitled to exercise the foregoing rights following Closing.

Section 5.31. Product Warranties. No Target Company has made any express or implied warranties or guarantees to any third party with respect to the products marketed or sold or services rendered by it, other than as described on Schedule 5.31. Each product sold or delivered and each service rendered by any Target Company has been in conformity in all material respects with all applicable contractual commitments and all express and implied warranties, and no Target Company has any liability or obligation for replacement or repair thereof or other damages in connection therewith, subject only to the reserve for product and service warranty claims set forth on the Financial Statements. In the past two (2) years there have been no recalls or product returns ordered by any Governmental Authority with respect to any product of any of the Target Companies, and there has been no Litigation against or involving any Target Company giving rise or that could give rise to a liability arising out of an injury to any Person or property relating to the products of any Target Company or any alleged failure to warn, or any alleged breach of implied warranties or representations of any such product.

Article VI
Representations and Warranties of the Buyer

The Buyer hereby represents and warrants to the Sellers and the Company that the statements set forth in this Article VI are true and correct as of the date hereof.

Section 6.01. Organization and Good Standing. The Buyer is a corporation duly incorporated, validly existing and in good standing under the Laws of Tennessee.

Section 6.02. Authority. The Buyer has full power and authority to execute and deliver this Agreement and each other Transaction Document to which it is a party and to perform its obligations hereunder and thereunder. The execution, delivery and performance of this Agreement and each other transaction to which it is a party and the consummation of the transactions contemplated hereby and thereby, have been duly and validly authorized and approved by all necessary corporate action on the part of the Buyer.

Section 6.03. Enforceability. This Agreement and at Closing, each Transaction Document to which Buyer is a party, have been duly and validly executed and delivered by the Buyer and constitute valid and legally binding obligations of the Buyer, enforceable against the Buyer in accordance with their respective terms, except as such enforcement may be limited by: (a) bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, receivership or other Laws of general application relating to or affecting the enforcement of creditors’ rights and remedies, as from time to time in effect; or (b) application of equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 6.04. No Defaults, Conflicts or Consents. The Buyer’s execution, delivery and performance of this Agreement do not, and the Buyer’s consummation of the transactions contemplated by this Agreement will not: (a) result in a breach of (i) any of the provisions of the Buyer’s Governing Documents, or (ii) any resolution adopted by the board of directors or shareholders (or equivalent Persons) of the Buyer; (b) conflict with or cause a default under any applicable Law, rule, regulation, judgment, Order or decree of any Governmental Authority having jurisdiction over Buyer or any of its assets; (c) conflict with or cause a default under, terminate, amend, or modify, or give any party the right to terminate, amend, modify, abandon, cancel or refuse to perform any Contract to which Buyer is a party or by which it or any of its properties or assets is bound; (d) accelerate, trigger, or modify, or give any party the right to accelerate or modify the time within which, or the terms under which, any duties or obligations are to be performed by Buyer or any rights or benefits are to be received by any Person, under any Contract to which Buyer is a party or by which it or any of its properties or assets is bound; or (e) require the Buyer to obtain the approval, consent or authorization of, or to make any declaration, filing or registration with, any Governmental Authority or other Person, except for such approvals, consents, authorizations, declarations, filings or registrations that may be required under the HSR Act.

Section 6.05. Broker’s Fees. The Buyer has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement.

Section 6.06. Legal Proceedings. There is no Litigation pending or, to the Buyer’s knowledge, threatened against or by the Buyer or any Affiliate of the Buyer that challenges or seeks, or would reasonably be expected, to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement.

Section 6.07. Independent Investigation. The Buyer is an informed and sophisticated Person, and has engaged advisors experienced in the evaluation and purchase of companies such as the Target Companies as contemplated hereby. The Buyer has conducted its own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial and otherwise), assets and liabilities of the Target Companies, and acknowledges that it has been provided adequate access to, and has had the opportunity to request access to, the personnel, properties, assets, premises, records and other documents and data of the Target Companies for such purpose. In making its decision to enter into this Agreement and to consummate the transactions contemplated by this Agreement, the Buyer has relied solely upon: (a) its own investigation; and (b) the Seller Representations and Warranties.

Section 6.08. Investment Intent. The Buyer is acquiring the equity securities of the Company as provided herein for its own account and not with a view to their sale or distribution in violation of the Securities Act of 1933 (together with the rules and regulations promulgated thereunder, the “Securities Act”), any applicable state blue sky Laws, or any other applicable securities Laws. The Company has made available to the Buyer and its Representatives the opportunity to ask questions of the officers and management employees of the Target Companies and to acquire such additional information about the business and financial condition of the Target Companies as the Buyer has requested, and all such information has been received by and is acceptable to the Buyer. The Buyer is an “accredited investor” as such term is defined in Regulation D under the Securities Act. The Buyer understands that the equity securities of the Company have not been registered pursuant to the Securities Act or any applicable state securities Laws, that the equity securities of the Company will be characterized as “restricted securities” under the Securities Act and that the equity securities of the Company cannot be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom.

Section 6.09. Financing of Acquisition.

(a)            On or prior to the date of this Agreement, Buyer has delivered to Sellers an executed commitment letter, including all exhibits and schedules thereto, and fee letters (in the case of such fee letters, redacted in a customary manner, including with respect to the amounts and percentages of the fees set forth therein and with respect to “flex”), each dated as of the date hereof (such agreements, the “Debt Commitment Letter”, and the debt financing contemplated thereby, the “Debt Financing”), among Buyer and the agents, arrangers, lenders and other entities acting in similar roles identified therein (together with any Persons that become a party thereto after the date hereof in accordance with the terms thereof or which become party to any definitive documentation relating to the Debt Financing, each of their respective affiliates, and each such person’s and their affiliates’ respective equityholders, partners, managers, members, employees, officers, directors, attorneys, agents or advisors and their respective successors and assigns, collectively, the “Debt Financing Sources”) pursuant to which each of the lenders party thereto has committed, on the terms and subject to the conditions set forth therein, to lend the amounts set forth therein for the purposes of financing the transactions contemplated by this Agreement and paying related fees and expenses.

(b)            As of the date hereof, the Debt Commitment Letter has not been amended or modified prior to the date hereof, no amendment or modification to the Debt Commitment Letter is contemplated, and the commitments contained in the Debt Commitment Letter have not been withdrawn or rescinded in any respect and, to Buyer’s knowledge, no withdrawal or rescission thereof is contemplated, in each case as would cause the funds at Closing under the Debt Commitment Letter, together with cash on hand and access to credit facilities currently in place, to be less than the Adjusted Purchase Price plus the fees and expenses related thereto. There are no side letters or other contracts or arrangements related to the investing or funding, as applicable, of the financing contemplated pursuant to the Debt Commitment Letter other than as expressly set forth in the Debt Commitment Letter furnished to the Sellers pursuant to this Section 6.09. Buyer has fully paid any and all commitment fees or other fees or expenses in connection with the Debt Commitment Letter that are payable on or prior to the date hereof, if any, and Buyer is unaware of any fact or occurrence existing on the date hereof that would reasonably be expected to make any of the assumptions or any of the statements set forth in the Debt Commitment Letter ineffective or would cause the funds at Closing under the Debt Commitment Letter, together with cash on hand and access to credit facilities currently in place, to be less than the Adjusted Purchase Price plus the fees and expenses related thereto and payable by Buyer. As of the date hereof, Buyer has no knowledge that any of the Debt Financing Sources will not perform its obligations thereunder. The Debt Commitment Letter is in full force and effect and is the legal, valid, binding and enforceable obligations of Buyer and, to the knowledge of Buyer, each of the other parties thereto, as the case may be, subject to the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar applicable Laws relating to or affecting creditors’ rights generally and general equitable principles (whether considered in a proceeding in equity or at law). There are no conditions precedent related to the funding of the Debt Financing contemplated by the Debt Commitment Letter on the Closing Date, other than as expressly set forth in the Debt Commitment Letter. As of the date hereof, assuming the satisfaction of the conditions set forth in Section 9.01 and compliance by Sellers and the Target Companies with Section 8.09, no event has occurred that (i) constitutes a default or breach on the part of Buyer under the Debt Commitment Letter, (ii) constitutes or results in a failure to satisfy any of the terms or conditions set forth in the Debt Commitment Letter, or (iii) otherwise results in any portion of the Debt Financing contemplated by the Debt Commitment Letter not being available on the Closing Date. Assuming the satisfaction of the conditions set forth in Section 9.01 and compliance by Sellers and the Target Companies with Section 8.09, Buyer has no reason to believe that any of the conditions to the Debt Financing contemplated by the Debt Commitment Letter will not be satisfied or that the Debt Financing will not be made available on or prior to the Closing, and Buyer is not aware of the existence of any fact or event as of the date hereof that would reasonably be expected to cause such conditions to funding not to be satisfied and the Closing not to occur. The Debt Commitment Letter, together with cash on hand and access to credit facilities currently in place, provides for, at the Closing, funds sufficient to satisfy all payment obligations of Buyer, including for the avoidance of doubt the Adjusted Purchase Price and the fees and expenses related thereto required to be made hereunder at or in connection with the Closing.

Section 6.10. Solvency. Assuming the satisfaction of all of the conditions set forth in Sections 9.01 and 9.02 immediately prior to the Effective Time, as of the Effective Time and immediately after giving effect to the transactions contemplated by this Agreement, including the Debt Financing, any alternative financing, the payment of the aggregate Purchase Price, the repayment of the Payoff Indebtedness at the Closing and the payment of all related fees and expenses required to be paid by Buyer at the Closing, the Buyer and its Subsidiaries, on a consolidated basis, will be Solvent. For purposes of this Agreement, “Solvent” when used with respect to any Person, means that, as of any date of determination, (A) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (1) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable laws of the United States governing determinations of the insolvency of debtors, and (2) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (B) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (C) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature.

Section 6.11. Representations and Warranties Insurance. Attached hereto as Exhibit D is an executed, accurate and complete copy of the Binder Agreement, which includes as an exhibit an accurate and complete copy of the R&W Insurance Policy. The Buyer has delivered to the applicable insurance broker, for release as of the Closing to the Insurer and/or managing general underwriter(s) under the R&W Insurance Policy, instructions to bind the R&W Insurance Policy in accordance with the terms and conditions set forth in the Binder Agreement. Except as expressly set forth in the Binder Agreement, there are no conditions precedent to the obligation of the Insurer to issue the R&W Insurance Policy. There are no side letters or other Contracts relating to the issuance of the R&W Insurance Policy in accordance with the Binder Agreement. To the Buyer’s knowledge, there is no fact or occurrence as of the date of this Agreement the conditions to the issuance of the R&W Insurance Policy not to be satisfied at or before the Closing, and, as of the date hereof, the Buyer has no reason to believe that it will be unable to satisfy on a timely basis any term or condition to be satisfied by it contained in the Binder Agreement. The Binder Agreement has not been amended, restated or otherwise modified or waived in contravention of Section 8.06. On or prior to the date of this Agreement, the Buyer has delivered to the Insurer (with a copy to the Sellers’ Representative) an inception no claims declaration in the form required to be delivered in accordance with the Binder Agreement and has paid in full any and all premiums or other fees or expenses required to be paid pursuant to the terms of the Binder Agreement. Notwithstanding anything to the contrary in this Agreement, the Buyer acknowledges and agrees that issuance of the R&W Insurance Policy is not a condition to the Closing and the Buyer shall remain obligated, subject only to the conditions in Section 9.01, to consummate the transactions contemplated by this Agreement.

Section 6.12. CFIUS Foreign Person Status. Neither the Buyer nor any parent thereof is a “foreign person” such as would cause the transactions contemplated by this Agreement to be considered a “covered transaction,” as such terms in quotes are defined by the Defense Production Act.

Article VII
Limitations on Representations and Warranties

Section 7.01. No Other Representations and Warranties. The Buyer (on behalf of itself and each Buyer Indemnitee) hereby acknowledges that:

(a)            except for the Seller Representations and Warranties, and then subject to the limitations on such representations and warranties set forth herein, no Person (including the Sellers, the Company and the Non-Recourse Person, and their respective Affiliates and each of their respective Representatives) has made, hereby makes, or shall hereafter make or be deemed to make:

(i)	any representation or warranty, whether written or oral and whether express or implied, concerning or relating in any way to the Sellers, any Membership Interests or any Target Company, including as to the financial condition, assets, liabilities or prospects of any Target Company; or

(ii)	any representation or warranty, whether written or oral and whether express or implied, as to the accuracy or completeness of any information regarding any Target Company furnished or made available to the Buyer, any of its Affiliates or any of their respective Representatives, including:

(1)	any information set forth in the Confidential Information Memorandum, prepared by Keybanc Capital Markets dated September 6, 2024;

(2)	any information, documents or material posted at any time to the electronic data site established by Keybanc Capital Markets and accessible at https://americas.datasite.com/platform/container/65f252c70e1a686f9987ef0c/documents/content/index; and

(3)	any information, documents or material made available in any management presentations, functional “break-out” discussions or in response to questions or requests for information made by the Buyer or its Representatives (including as to the accuracy or completeness of any such information or documents);

(b)            notwithstanding anything to the contrary set forth herein or in any other document, instrument or Agreement:

(i)	to the extent the Buyer has received any forecasts, estimates, projections, statements of intent or statements of opinion, including projected financial statements, cash flow and revenue items, results of operations, financial condition, capital expenditure budgets, other financial information, market intelligence and predictions or business plan information, including in any information memorandum, or any management presentations, (A) there are uncertainties inherent in attempting to make such projections and forecasts and, accordingly, Buyer is not relying on them, (B) Buyer is familiar with such uncertainties and is taking full responsibility for making its own evaluation of the adequacy and accuracy of all such projections and forecasts, and (C) Buyer has no claim under or in connection with this Agreement against anyone with respect to the accuracy of such projections and forecasts;

(ii)	no Person (including the Sellers, the Company, the Non-Recourse Person, their respective Affiliates and each of their respective Representatives) has made, hereby makes, or shall hereafter make or be deemed to make any representation or warranty, whether written or oral and whether express or implied, as to the future revenue, profitability or success of any Target Company, or as to any projections or forecasts;

(c)            in entering into this Agreement and consummating the transactions contemplated by this Agreement, the Buyer:

(i)	has relied exclusively on (A) its own independent investigation of the Company and (B) the Seller Representations and Warranties;

(ii)	has not relied on any other representation or warranty of any Person; and

(iii)	as a substantial inducement to the Sellers and the Company entering into this Agreement and consummating the transactions contemplated by this Agreement, hereby expressly disclaims (on behalf of itself and its Affiliates) reliance on any such other representations or warranties; and

(d)            the Sellers and the Company have relied on the acknowledgment of the Buyer set forth in this Section 7.01 in entering into this Agreement and consummating the transactions contemplated by this Agreement.

Without limiting the generality of the foregoing, any representation or warranty arising from statute or otherwise in Law (including as to merchantability or fitness for any particular purpose) that relates in any way to any Seller or any Target Company is hereby expressly disclaimed by each of each Seller and the Buyer (on behalf of itself and each Buyer Indemnitee).

Article VIII
Covenants and Agreements of the Parties

Section 8.01. Pre-Closing Covenants of the Sellers and the Company.

(a)            Satisfaction of Conditions. From the date hereof until the earlier of the Closing or termination of this Agreement in accordance with Article XII, each Seller and the Company shall use their respective commercially reasonable efforts to cause the conditions to closing set forth in Section 9.01 below to be satisfied.

(b)            Required Approvals. As promptly as reasonably practicable after the date of this Agreement, each Seller and the Company shall use commercially reasonable efforts to make all filings required by Law to be made by them in order to consummate the transactions contemplated by this Agreement. From the date hereof until the earlier of the Closing or termination of this Agreement in accordance with Article XII, each Seller and the Company shall reasonably cooperate with the Buyer with respect to all filings that the Buyer is required to make in connection with the transactions contemplated by this Agreement. Upon request by the Buyer, the Sellers shall, and shall cause the Target Companies to, provide all notices required to be provided to third parties in connection with the consummation of the transactions contemplated by this Agreement. The Target Companies shall use commercially reasonable efforts to obtain before the Closing the consents, authorizations or approvals to the consummation of this Agreement, including those denoted on Schedule 5.04 with an asterisk (*). All such consents, authorizations and approvals shall be in writing and in form and substance reasonably satisfactory to Buyer, and executed counterparts thereof will be delivered to the Buyer prior to the Closing. In any case where a necessary consent, authorization or approval has not been obtained at or prior to the Closing, the Sellers shall assist Buyer, at Buyer’s request, after Closing using reasonable best efforts to obtain such consent.

(c)            Access. From the date hereof until the earlier of the Closing or termination of this Agreement in accordance with Article XII, the Company shall (and shall cause each of the other Target Companies to): (a) afford the Buyer and its Representatives reasonable access to and the right to inspect all of the properties, assets, premises, records and other documents and data related to it; (b) furnish the Buyer and its Representatives with such financial, operating and other data and information related to it as the Buyer and its Representatives may reasonably request; and (c) instruct its Representatives to cooperate with the Buyer and its Representatives in their investigation of the Target Companies; provided, however, that any such access, inspection and investigation shall be conducted during normal business hours, preceded by reasonable advance notice to the Company, under the supervision of the Company’s personnel and in such a manner as not to interfere with the normal operations of the Target Companies. Notwithstanding anything to the contrary in this Agreement, no Target Company nor any Seller shall be required to disclose any information to the Buyer or its Representatives if such disclosure would, as determined by the Company in its sole discretion: (x) cause significant competitive harm to any Seller or Target Company or its business if the transactions contemplated by this Agreement are not consummated; (y) jeopardize any attorney-client or other privilege; or (z) contravene any applicable Law, fiduciary duty or Contract entered into prior to the date of this Agreement. Prior to the Closing, without the prior written consent of the Company, which may be withheld at the Company’s sole discretion, neither the Buyer nor its Representatives shall contact any suppliers to or customers of any Target Company and neither the Buyer or any of its Representatives shall have any right to perform invasive or subsurface investigations of the Real Property. The Buyer shall, and shall cause its Representatives to, abide by the terms of Section 8.02(c) hereto with respect to any access or information provided pursuant to this Section 8.01(c).

(d)            Operation of the Target Companies Prior to Closing. From the date hereof until the earlier of the Closing or termination of this Agreement in accordance with Article XII, the Company shall (and shall cause each other Target Company to) (i) conduct and carry on the Business in the ordinary course of business and (ii) use reasonable best efforts to (x) preserve the goodwill and present business relationships (contractual or otherwise) with all customers, suppliers, resellers, licensors, distributors and others having material business relationships with them, (y) retain the management-level employees and executive officers of the Target Companies, and (z) preserve intact both the assets and properties of the Target Companies in the condition as such assets or properties are in as of date of this Agreement. Without limiting the foregoing and except as otherwise consented to in writing by Buyer, each Target Company shall, and the Sellers shall cause the Target Companies to:

(i)	pay its Indebtedness and Taxes as such Indebtedness and Taxes become due and payable (except to the extent such Taxes may be timely and reasonably contested);

(ii)	continue in full force and effect all insurance policies;

(iii)	perform all of its obligations under all Contracts relating to or affecting its properties, assets or business;

(iv)	comply in all material respects with all applicable Laws;

(v)	not (i) change or alter any Tax positions, Tax practices or Tax accounting methods, (ii) make, change or revoke any Tax elections, (iii) enter into any closing agreement or other Contract with respect to Taxes, (iv) settle or compromise any Litigation, claim, assessment or liability with respect to Taxes, (v) surrender any right to claim a Tax refund, (vi) file an application for, or otherwise voluntarily undertake to participate in, a government-sponsored voluntary compliance, amnesty, self-correction or similar program, (vii) amend, refile or otherwise modify any Tax Return, (viii) extend or waive any statute of limitations or other period for the assessment of any Tax, or (ix) take any other action that results, or could reasonably be expected to give rise to any liability of any Target Company or Buyer, or reduce amounts any Target Company or Buyer would be entitled to receive under this Agreement;

(vi)	not take any action that would require disclosure pursuant to Section 5.11 if taken after the Interim Balance Sheets Date and prior to the date of this Agreement; and

(vii)	not agree or commit to do, or otherwise take any action inconsistent with, any of the foregoing.

(e)            No Negotiation. From the date hereof until the earlier of the Closing or termination of this Agreement in accordance with Article XII, the Sellers shall, and shall cause the Target Companies to, deal exclusively and in good faith with Buyer with regard to the transactions contemplated by this Agreement and will not, and will cause their respective Affiliates and Representatives not to, (i) directly or indirectly, solicit or initiate submission of any Acquisition Proposal, (ii) participate in any discussions or negotiations regarding, or furnish any non-public information to any other Person regarding, any Target Company other than Buyer and its Representatives or otherwise cooperate in any way or assist, facilitate, or encourage any Acquisition Proposal by any Person other than Buyer, or (iii) enter into any Contract, whether in writing or oral, that relates to an Acquisition Proposal or would have the effect of preventing the consummation of the transactions contemplated by this Agreement. In addition to the other obligations under this Section 8.01(e), the Sellers shall, and shall cause the Target Companies to, promptly (and in any event within two (2) Business Days after receipt thereof by the Sellers, any Target Company, any of their Affiliates or their respective Representatives) advise Buyer orally and in writing of any Acquisition Proposal, any request for information with respect to any Acquisition Proposal, or any inquiry with respect to, or that could reasonably be expected to result in, an Acquisition Proposal, the material terms and conditions of such request, Acquisition Proposal or inquiry, and the identity of the Person making the same. The Sellers agree that the rights and remedies for noncompliance with this Section 8.01(e) shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Buyer and that money damages would not provide an adequate remedy to Buyer.

(f)             Payment of Indebtedness; Cancellation of Related Party Contracts.

(i)	The Sellers will cause all receivables and payables between any Target Company, on the one hand, and (a) an Affiliate of such Target Company, or (b) a Seller or any officer, director or employee of any Target Company or Affiliate or Related Person of any such Person, on the other hand, to be paid in full prior to or at Closing through proceeds.

(ii)	The Sellers and the Target Company will cause all Contracts listed on Schedule 5.28 to be terminated on or prior to Closing.

Section 8.02. Pre-Closing Covenants of the Buyer.

(a)            Satisfaction of Conditions. From the date hereof until the earlier of the Closing or termination of this Agreement in accordance with Article XII, the Buyer shall use commercially reasonable efforts to cause the conditions to closing set forth in Section 9.02 to be satisfied.

(b)            Required Approvals. As promptly as reasonably practicable after the date of this Agreement, the Buyer shall use commercially reasonable efforts to make all filings required by Law to be made by it in order to consummate the transactions contemplated by this Agreement. From the date hereof until the earlier of the Closing or termination of this Agreement in accordance with Article XII, the Buyer shall (i) reasonably cooperate with the Sellers and the Target Companies with respect to all filings that they are required to make in connection with the transactions contemplated by this Agreement and (ii) reasonably cooperate with the Sellers and Target Companies in obtaining all consents and approvals required in connection with the transactions contemplated by this Agreement.

(c)            Confidentiality. The Buyer acknowledges and agrees that the Confidentiality Agreement dated September 6, 2024, by and among Buyer and RLIH, LLC (the “Confidentiality Agreement”), remains in full force and effect in accordance with its terms and, in addition, covenants and agrees to keep confidential, in accordance with the provisions of the Confidentiality Agreement, information provided to the Buyer and its Representatives pursuant to this Agreement. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect.

Section 8.03. Further Assurances. Each Seller from time to time after the Closing Date, at Buyer’s request, will execute, acknowledge, and deliver to the Buyer such other instruments of conveyance and transfer and will take such other actions and execute and deliver such other documents, certifications, and further assurances as is necessary or desirable to carry out the purposes of this Agreement, each of the parties hereto will use commercially reasonable efforts to take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, all at the sole cost and expense of the requesting party.

Section 8.04. Record Retention and Access.

(a)            The parties acknowledge that Taft Stettinius & Hollister LLP (“Sellers’ Counsel”) has acted as counsel for the Sellers’ Representative, certain Sellers, certain of the direct or indirect equity holders of the Sellers and their respective Affiliates, including the Target Companies (the “Clients”) in connection with this Agreement and the transactions contemplated by this Agreement (the “Pre-Closing Acquisition Engagements”) and in that connection not as counsel for any other Person, including the Buyer or its Affiliates. Only the Clients will be considered clients of Sellers’ Counsel in the Pre-Closing Acquisition Engagements. Accordingly, notwithstanding that the Clients are or were clients in the Pre-Closing Acquisition Engagements, upon and after the Closing, all communications between any of the Clients and Sellers’ Counsel in the course of the Pre-Closing Acquisition Engagements or any representation of the Clients unrelated to the Target Companies will be deemed to be attorney-client confidences that belong solely to the Sellers and not to the Buyer or any of its Affiliates (including, after the Closing, the Company), in each case so long as such communications would be subject to a privilege or protection if they were being requested in Litigation by an unrelated third party (such communications, the “Privileged Communications”).

(b)            The Buyer and its Affiliates (including, after the Closing, the Target Companies) will not have any right, title or interest (and all such right, title and interest at the Closing shall pass to the Sellers and the Sellers’ Representative, on their behalves) in: (i) the Privileged Communications; or (ii) the files of Sellers’ Counsel relating to the Pre-Closing Acquisition Engagements (including any Privileged Communications), whether or not the Closing will have occurred.

(c)            Without limiting the generality of the foregoing, notwithstanding that any Target Company is or was a client in the Pre-Closing Acquisition Engagements, upon and after the Closing: (i) the Sellers will be the sole holder of the attorney-client privilege with respect to the Pre-Closing Acquisition Engagements and all Privileged Communications, and none of the Target Companies, the Buyer or any of their respective Affiliates will be a holder thereof; (ii) to the extent that files of Sellers’ Counsel in respect of the Pre-Closing Acquisition Engagements constitute property of the Clients (including the Target Companies), only the Sellers and their Affiliates will hold such property rights; and (iii) Sellers’ Counsel will have no duty whatsoever to reveal or disclose any such attorney-client communications or files to any Target Company, the Buyer or any of their respective Affiliates by reason of any attorney-client relationship between Sellers’ Counsel and any Target Company or otherwise.

(d)            Buyer will not, and will cause the Target Companies not to: (i) access or use the Privileged Communications in any way, including by way of review of any electronic data, communications or other information, or by seeking to have the Sellers waive the attorney-client or other privilege, or by otherwise asserting that the Buyer or any Target Company has the right to waive the attorney-client or other privilege; or (ii) seek to obtain the Privileged Communications from Sellers’ Counsel. Without limiting the generality of the foregoing, the parties recognize that it would be impracticable to try to purge all Privileged Communications from the Target Companies’ files and computer systems prior to the Closing, and therefore the parties agree that: (x) no waiver is intended by leaving such documents where then located; (y) the Buyer and its Affiliates (including, after the Closing, the Target Companies) will not be permitted to review or access (and shall not review or access) any Privileged Communications; and (z) the Buyer and its Affiliates (including, after the Closing, the Target Companies) will not be permitted to use (and shall not use) any Privileged Communications in a manner adverse to the Sellers, whether in any indemnity or other dispute following the Closing, or otherwise.

(e)            In furtherance of the foregoing, it shall not be a breach of any provision of this Agreement if prior to the Closing, the Target Companies, and/or the Sellers, or any of their respective Representatives takes any action to protect from access or remove from the premises of the Target Companies (or any offsite back-up or other facilities) any Privileged Communications, including by segregating, encrypting, copying, deleting, erasing, exporting or otherwise taking possession of any Privileged Communications (any such action, a “Permitted Removal”). In the event that, notwithstanding any good faith attempts by the Sellers, or any of their Representatives to achieve a Permitted Removal of any Privileged Communication, any copy, backup, image, or other form or version or electronic vestige of any portion of such Privileged Communication remains accessible to or discoverable or retrievable by the Buyer, any Target Company, or any of their respective Affiliates or Representatives (each, a “Residual Communication”), Buyer agrees that it will not, and that it will cause the Target Companies, their respective Affiliates, and each of their respective Representatives not to, use or attempt to use any means to access, retrieve, restore, recreate, unarchive or otherwise gain access to or view any Residual Communication for any purpose.

(f)             Buyer shall use commercially reasonable efforts to maintain until the seventh (7th) anniversary of the Closing Date all books and records relating to the Target Companies or any of their assets or liabilities that existed prior to the Closing. After the Closing, Buyer shall provide Sellers and their Representatives with access (at such Seller’s sole cost and expense, and at the request of Buyer, subject to execution of a customary confidentiality agreement), upon prior reasonable written request, during regular business hours, to such books and records, but, in each case, only to the extent relating to any Tax audits, Tax returns, insurance claims, governmental investigations, third party claims, or legal compliance prior to the Closing, and Seller and its Representatives shall have the right to make copies of such books and records at their sole cost. Notwithstanding the foregoing, Buyer may withhold (i) any document or information that is subject to a confidentiality agreement with a third party (and which a Seller is not also a party to such agreement) in effect as of the date hereof, or (ii) information that, if disclosed, would violate an attorney-client privilege or would constitute a waiver of rights as to attorney work product or attorney-client privilege; provided, that, if any material is withheld by Buyer or its Affiliates pursuant to this Section 8.04(f), Buyer shall inform such Seller as to the general nature of what is being withheld and use reasonable best efforts to find alternative ways to disclose the maximum amount of information possible without violating such agreement, privilege, or Law.

Section 8.05. D&O Indemnity and Insurance Tail Coverage.

(a)            Buyer agrees and acknowledges that the Target Companies provide certain rights to indemnification, advancement of expenses and exculpation under the Governing Documents of the Target Companies to certain Persons (including certain Persons who are now, or have been at any time prior to the date hereof or who become prior to the Closing Date, an officer, director, manager or other individual with similar authority of any Target Company) (each, a “D&O Indemnified Party”). Prior to the sixth anniversary of the Closing, Buyer will not (and will not cause or permit any Target Company or any of Buyer’s other Subsidiaries or Affiliates to) amend or otherwise modify such rights in any manner that would adversely affect the rights of the D&O Indemnified Parties, unless such modification is required by Law. The rights of each D&O Indemnified Party are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by Contract or otherwise.

(b)            The Company shall (and shall cause the other Target Companies to), obtain as of the Closing Date “tail” insurance policies with respect to the Target Companies’ existing directors’ and officers’ liability, employment practices liability and fiduciary liability with a claims period of at least six (6) years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are consistent with the quote provided to the Buyer on or prior to the date of this Agreement, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement) (the “D&O Tail Policy”). The Buyer shall deliver written evidence of the D&O Tail Policy above to the Sellers’ Representative promptly following request.

(c)            The obligations of the Buyer and the Company under this Section 8.05 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnified Party without the consent of such affected individual (it being expressly agreed that D&O Indemnified Parties shall be third-party beneficiaries of this Section 8.05, each of whom may enforce the provisions of this Section 8.05).

(d)            In the event the Buyer, any Target Company or any of their respective successors or assigns (i) consolidates or combines with any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or combination, or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns in such transaction shall assume all of the obligations set forth in this Section 8.05.

Section 8.06. Representations and Warranties Insurance. The Buyer shall: (a) satisfy on a timely basis all conditions necessary for the issuance of or continuance of coverage under the R&W Insurance Policy as set forth in the Binder Agreement; (b) use reasonable best efforts to seek coverage under the R&W Insurance Policy, including the timely and adequate delivery of notices of claims in accordance with the terms of the R&W Insurance Policy; and (c) otherwise comply with the terms and conditions of the R&W Insurance Policy and the Binder Agreement. Without limiting the generality of the foregoing, the Buyer shall, subject to the rest of this Section 8.06, timely pay all premiums and other amounts required to cause the R&W Insurance Policy to become effective in accordance with its terms. The Buyer shall not (and shall not permit any of its Affiliates (including, after the Closing, the Target Companies) to) take any action with the intention of causing the R&W Insurance Policy or the Binder Agreement or the rights of any party thereunder to be terminated, cancelled or waived in a manner that would have an adverse impact on any Seller or any of their Affiliates. Buyer shall use its best efforts to cause the R&W Insurance Policy to include customary provisions providing that the insurer expressly irrevocably waives, and agrees not to pursue, directly or indirectly, any subrogation rights against any Seller or any of its Affiliates with respect to any claim made by any insured thereunder, other than in connection with Actual Fraud. Further, the Buyer shall not amend the subrogation or third party beneficiary provisions contained in the R&W Insurance Policy benefiting the Sellers or their Affiliates or otherwise amend or modify in a manner that would reasonably be expected to be adverse to the Sellers or any of their Affiliates without the Sellers’ prior written consent (which consent shall not be unreasonably withheld). Buyer, on the one hand, and the Sellers, on the other, shall bear responsibility for fifty percent (50%) of the premium, costs and expenses associated with the R&W Insurance Policy.

Section 8.07. Antitrust Filings.

(a)            Without limiting the obligations of the parties under Section 8.01(b) and Section 8.02(b), each of Buyer and the Company will (i) cause the Notification and Report Forms required pursuant to the HSR Act with respect to the transactions contemplated hereby to be filed as soon as practicable after the date of execution of this Agreement, (ii) make any other filings, applications or notifications that are required and advisable pursuant to any other Antitrust Laws as promptly as reasonably practicable; (iii) supply as promptly as reasonably practicable any additional information and documentary material that may be requested by a Governmental Authority pursuant to the HSR Act or other Antitrust Law, and (iv) otherwise use its reasonable best efforts to cause the expiration or termination of the applicable waiting periods under the HSR Act or other Antitrust Law, or any approvals required thereof, with respect to the transactions contemplated hereby as soon as reasonably practicable. Each of Buyer and the Company shall use its reasonable best efforts to promptly obtain, and to cooperate with each other to promptly obtain, all authorizations, approvals, clearances, consents, actions or non-actions of any Governmental Authority in connection with the above filings, applications or notifications. Each of Buyer and the Company shall promptly inform the other of any material communication between itself (including its representatives) and any Governmental Authority regarding any of the transactions contemplated hereby. If either the Buyer and the Company, or any of its respective Affiliates, receives any formal or informal request for supplemental information or documentary material from any Governmental Authority with respect to the transactions contemplated hereby, then the Buyer or the Company, as applicable shall make, or cause to be made, as soon as reasonably practicable, a response in compliance with such request (subject to the terms hereof). Buyer shall, and shall cause its Affiliates to, pay all fees and make other payments required by applicable Law to any Governmental Authority in order to obtain any such approvals, consents, or Orders.

(b)            The Company and Buyer shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement and, to the extent permissible, promptly furnish the other with copies of notices or other communications among the Sellers’ Representative, any Seller, the Company or Buyer (including their respective Affiliates and Representatives), as the case may be, and any third party or Governmental Authority with respect to such transactions. The Company, on the one hand, and Buyer, on the other hand, shall give the other and its counsel a reasonable opportunity to review in advance, to the extent permissible, and consider in good faith the views and input of the other in connection with, any proposed material written communication to any Governmental Authority relating to the transactions contemplated by this Agreement. To the extent permissible under applicable Law, each of the Buyer and the Company agrees not to participate (or permit any of their respective Affiliates or Representatives to participate) in any substantive meeting, conference, or discussion, either in person or by telephone, with any Governmental Authority in connection with the transactions contemplated by this Agreement unless it consults with the other in advance and, to the extent not prohibited by such Governmental Authority, gives the other the opportunity to attend and participate.

(c)            Each of Buyer and the Company shall use its reasonable best efforts to resolve objections, if any, as may be asserted by any Governmental Authority with respect to the transactions contemplated by this Agreement under the Antitrust Laws. Subject to the other terms of this Section 8.07, each of Buyer and the Company shall use its reasonable best efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement. In furtherance of the foregoing, Buyer agrees to, and will cause its Affiliates to, use their reasonable best efforts to take any and all actions necessary to avoid, eliminate, and resolve any and all impediments under any Antitrust Laws that may be asserted by any Governmental Authority or any other Person with respect to the transaction contemplated by this Agreement and to obtain all consents, approvals, and waivers under any Antitrust Law that may be required by any Governmental Authority to enable the parties to close the transactions contemplated by this Agreement as promptly as practicable, provided, however, that these reasonable best efforts shall not be interpreted to include (i) proposing, negotiating, committing to, and/or effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise) of such assets, properties, or businesses of Buyer or its Affiliates or of the assets, properties, or businesses to be acquired pursuant to this Agreement as are required to be divested in order to avoid the entry of any decree, judgment, injunction (permanent or preliminary), or any other order that would make the transactions contemplated hereby unlawful or would otherwise materially delay or prevent the consummation of the transactions contemplated hereby, (ii) terminating, modifying, or assigning existing relationships, Contracts or obligations of Buyer or its Affiliates or those relating to any assets, properties, or businesses to be acquired pursuant to this Agreement, (iii) changing or modifying any course of conduct regarding future operations of Buyer or its Affiliates or the assets, properties, or businesses to be acquired pursuant to this Agreement, (iv) otherwise taking or committing to take any other action that would limit Buyer’s or its Affiliates’ freedom of action with respect to, or their ability to retain, one or more of their respective operations, divisions, businesses, product lines, customers, assets or rights or interests, or their freedom of action with respect to the assets, properties, or businesses to be acquired pursuant to this Agreement, or (v) taking any actions (or requiring Seller to take any actions) to contest and defend any claim, cause of action challenging the transactions contemplated hereby as violating any Antitrust Law, or proceeding to oppose entry of, or to have vacated, lifted, reversed, repealed, rescinded, or terminated, any decree, order, judgment, or injunction (whether temporary, preliminary, or permanent) that prohibits, prevents, or restricts consummation of the transactions contemplated hereby.

Section 8.08. Financing.

(a)            Buyer shall use its reasonable best efforts to (i) take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and consummate the Debt Financing on the terms and conditions described in the Debt Commitment Letter (including the exercise of so-called “flex” provisions) or on such other terms and conditions that are acceptable to Buyer and that would not be considered a Restricted Commitment Letter Amendment as promptly as practicable, including using reasonable best efforts to (A) satisfy on a timely basis (or obtain the waiver of) all conditions and covenants applicable to the Buyer in the Debt Commitment Letter and such definitive agreements to be entered into pursuant to the Debt Commitment Letter that are to be satisfied by the Buyer, (B) negotiate and enter into definitive agreements with respect thereto consistent with the terms and conditions contained in the Debt Commitment Letter or on other terms no less favorable, in the aggregate, to the Buyer, so that the agreements are in effect no later than the Closing Date, (C) maintain in effect the Debt Commitment Letter through the consummation of the Closing in accordance with the terms and subject to the conditions thereof; (D) enforce its rights under the Debt Commitment Letter and the definitive agreements with respect to the Debt Financing; and (E) upon satisfaction of the conditions contained in the Debt Commitment Letter, consummate the financing at Closing and (ii) comply with its obligations under the Debt Commitment Letter.

(b)            Subject to the terms and conditions of the Debt Commitment Letter, the Buyer shall use its reasonable best efforts to cause the lenders and the other Persons providing such financing to provide the Debt Financing on the Closing Date. In the event any portion of the Debt Financing contemplated in the Debt Commitment Letter becomes unavailable on the terms and conditions (including any “flex” provisions) contemplated in the Debt Commitment Letter, the Buyer shall promptly (and, in any event, within two (2) Business Days) notify Sellers of the same, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange to obtain alternative financing from alternative sources in an amount sufficient to consummate the transactions contemplated by this Agreement, including for the avoidance of doubt funding the Adjusted Purchase Price and the fees and expenses required to be paid by Buyer, and that does not impose any conditions or contingencies that would be reasonably expected to prevent or delay the Closing, as promptly as practicable following the occurrence of such event; provided that the Buyer shall not be required to arrange or obtain any such alternative financing having terms and conditions (including any “flex” provisions) materially less favorable to the Buyer than those contained in the Debt Commitment Letter.

(c)            The Buyer shall promptly (and, in any event, within two (2) Business Day) notify the Company in writing (i) of any breach or default by any party to the Debt Commitment Letter or definitive agreement related thereto, and (ii) of the receipt by the Buyer any of their Affiliates or Representatives of any notice or other communication from any Person with respect to any (A) actual or potential breach, default, termination or repudiation by any party to the Debt Commitment Letter or any definitive agreement related thereto or any provision of the financing contemplated pursuant to the Debt Commitment Letter or any definitive agreement related thereto (including any proposal by any lender named in the Debt Commitment Letter to withdraw, terminate or make a material change in the terms of (including the amount of financing contemplated by) the Debt Commitment Letter) or (B) material dispute or disagreement between or among any parties to the Debt Commitment Letter or any definitive agreement related thereto.

(d)            The Buyer shall not consent to (i) any Restricted Commitment Letter Amendments, provided, that subject to the limitations set forth in this Section 8.08(d), the Buyer may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities that have not executed the Debt Commitment Letter as of the date hereof (but not to make any other changes), but only if the addition of such additional parties, individually or in the aggregate, would not result in the occurrence of a Restricted Commitment Letter Amendment, (ii) any waiver of any provision or remedy under the Debt Commitment Letter, or (iii) early termination of the Debt Commitment Letter. For purposes of this Agreement, references to the “Debt Commitment Letter” shall include such document as permitted or required by this Section 8.08 to be amended, modified or waived, in each case from and after such amendment, modification or waiver.

Section 8.09. Financing Cooperation.

(a)            Prior to the Closing, the Company shall use reasonable best efforts to provide, and shall use reasonable best efforts to cause its Subsidiaries (including the Target Companies) and its and their officers, directors, employees and representatives to provide, to the Buyer, subject to the Buyer’s expense reimbursement obligations set forth below, cooperation reasonably requested by Buyer in connection with the Debt Financing, including (i) furnishing Buyer and the Debt Financing Sources as promptly as reasonably practicable with (A) the Required Information, which shall be Marketing Compliant, and (B) such other financial and other pertinent information pertaining to the Target Companies (it being understood that the Target Companies shall not be required to provide any financial statements other than those required pursuant to the definition of Required Information, which financial statements shall be Marketing Compliant), (ii) upon reasonable advance notice and at mutually agreeable times, participating in (through management with appropriate seniority and expertise) a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions, sessions with rating agencies and other customary syndication activities in connection with the Debt Financing, (iii) using reasonable best efforts to cause the independent auditors of the Target Companies to assist and cooperate with Buyer in connection with the Debt Financing, including by attending accounting due diligence sessions in connection with the Debt Financing, (iv) using reasonable best efforts to assist Buyer and the Debt Financing Sources by providing financial information regarding the Company and the Target Companies in Buyer’s preparation of any bank information memoranda and similar documents and any materials for rating agency presentations, including execution and delivery of customary authorization letters related thereto (including customary representations with respect to the absence of material non-public information in the public-side versions of documents and the absence of material misstatements or omissions), and providing reasonable cooperation with the due diligence efforts of the Debt Financing Sources to the extent reasonable and customary, (v) solely with respect to the Target Companies, reasonably facilitating the pledging of, granting a security interest in and obtaining perfection of any liens on, collateral in connection with the Closing, (vi) using reasonable best efforts to obtain documents reasonably requested by Buyer or the Debt Financing Sources relating to the repayment, redemption or satisfaction and discharge, as applicable, of the Payoff Indebtedness (or any other Closing Date Indebtedness as may be requested) and the release on the Closing Date of all related liens, including customary payoff and lien release letters provided for in Section 8.09(g), (vii) providing as promptly as reasonably practicable (and in any event, no less than nine (9) Business Days prior to the Closing Date) all documentation and other information required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including (A) the USA Patriot Act and (B) a certification regarding beneficial ownership as required by 31 C.F.R. §1010.230 to any Debt Financing Source that has requested such certification, relating to any Target Company, in each case as reasonably requested of the Company in writing by Buyer or the Debt Financing Sources at least ten (10) Business Days prior to the Closing Date, (viii) executing and delivering definitive documents and closing certificates relating to the Debt Financing as may be reasonably requested by Buyer, and (i) taking all corporate actions, subject to the occurrence of the Closing, reasonably requested by Buyer that are necessary or customary to permit the consummation of the Debt Financing and to permit the proceeds thereof, to be made available at the Closing Date to consummate the transactions contemplated by this Agreement (provided, however, that, except with respect to the provision of authorization letters referred to in clause (iv) above, prepayment and redemption notices and payoff and lien release letters referred to in clause (vi) above and Section 8.09(g) and “know-your-customer” information referred to in clause (vii) above, (1) none of the documents or certificates shall be executed or delivered except in connection with the Closing and (2) the effectiveness thereof shall be conditioned upon, or become operative after, the occurrence of the Closing).

(b)            Notwithstanding anything in this Agreement to the contrary, the cooperation required under this Section 8.09 shall not (i) unreasonably disrupt or interfere with the business or the operations of the Target Companies, (ii) require the Target Companies nor any of their respective Representatives to take any action in connection with this Section 8.09 that would subject such Person to personal liability, to bear any cost or expense or to pay any commitment or other similar fee or make any other payment or incur any other liability (other than any costs and expenses that will be reimbursed by Buyer to the extent set forth in Section 8.09(c)) or provide or agree to provide any indemnity in connection with the Debt Financing or their performance of their respective obligations under this Section 8.09 that is effective prior to the Closing (except as expressly set forth herein), or (iii) require any of the Target Companies to take any action that will conflict with or violate any organizational documents of such Person or applicable Law or result in a violation or breach of, or default under, any Material Contract to which any Target Company is a party. Nothing in this Section 8.09 will require any such cooperation or efforts to the extent that it would (A) unreasonably or adversely interfere, in any material respect, with the normal ongoing business or operations of any Target Company, (B) cause any representation or warranty in this Agreement to be breached by any Seller or Target Company (unless such breach is waived by Buyer), (C) conflict with the Governing Documents of any Target Company or any applicable Law or Order, (D) result in the contravention of, or that could result in a violation or breach of, or a default (with or without notice, lapse of time or both) under, any Contract to which any Seller or Target Company is a party or by which it is bound, (E) provide access to or disclose information that the Company determines, in the Company’s sole discretion, would or would reasonably be expected to result in the waiver of any privilege (provided that Company shall (at Buyer’s sole cost and expense) use reasonable best efforts to (i) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without waiving such privilege or (ii) provide such information in a manner without waiving such privilege), (F) require any Target Company or any individual who is a member of the board of directors (or other similar governing body) of any Target Company not remaining in such position following the Closing to pass resolutions or consents to approve, or authorize the execution of, the Debt Financing or any definitive documentation related thereto, (G) require any Target Company to enter into any contract (except with respect to the provision of authorization letters referred to in Section 8.09(a)(iv), prepayment and redemption notices and payoff and lien release letters referred to in Section 8.09(a)(vii) and Section 8.09(g) and “know-your-customer” information referred to in Section 8.09(a)(viii)), with respect to the Debt Financing that is effective prior to the Closing or that would be effective if the Closing does not occur, (H) require delivery of any legal opinions or (I) upon the occurrence of the Closing, no Affiliate of a Target Company (other than the Company and its Subsidiaries (including the Target Companies) on or after the Closing) shall be required to execute, deliver or enter into definitive documentation relating to the Debt Financing; provided, further, that, subject to Section 8.09(a)(ii) above, the Target Companies will not be required to prepare any projections or pro forma financial statements.

(c)            Buyer shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses incurred by the Target Companies in connection with this Section 8.09 (including those of its Representatives); provided that Buyer shall not be required to reimburse the Target Companies (including those of its Representatives) for costs and expenses with respect to financial statements, financial information or other materials prepared prior to the date hereof or, after the date hereof, that the Target Companies would have prepared in the ordinary course of its business (it being understood that this proviso shall not exclude the fees and expenses of auditors, accountants and counsel in providing the assistance required by this Section 8.09).

(d)            Buyer shall indemnify and hold harmless Sellers and the Target Companies and their respective Representatives from and against any and all losses or damages suffered or incurred by them in connection with the arrangement of the Debt Financing and the performance of their respective obligations under this Section 8.09 (including any action taken in accordance with this Section 8.09) and any information utilized in connection therewith; provided, however, the foregoing shall not apply to the extent that such losses or damages to have resulted from the willful misconduct, bad faith, fraud or gross negligence of, or material breach of this Agreement by, the Seller, the Target Companies or their Representatives (as determined by a final non-appealable judgment of a court of competent jurisdiction). In no event will the Company, Sellers nor any of their Affiliates or their respective Representatives (i) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, the Debt Financing Sources or (ii) seek to enforce the commitments against, make any claims for breach of the commitments contained in the Debt Commitment Letter against, or seek to recover monetary damages from, or otherwise sue, the Debt Financing Sources for any reason related to this Agreement, including in connection with the Debt Financing or the obligations of the Debt Financing Sources thereunder. The Company and Sellers, on behalf of themselves and their Affiliates, hereby waive any and all claims and causes of action (whether in contract or in tort) against the Debt Financing Sources that may be based upon, arise out of or relate to this Agreement, the Debt Commitment Letter or the Debt Financing. Nothing in this Section 8.09(d) will in any way limit or qualify the obligations and liabilities of the parties to the Debt Commitment Letter or any definitive agreements related thereto to each other or in connection therewith.

(e)            The Company hereby consents to the use of the Target Companies’ logos in connection with the Debt Financing so long as such logos are used solely in a manner that is not intended or reasonably like to harm, disparage or otherwise adversely affect the Target Companies or the reputation or goodwill of the Target Companies and are used solely in connection with a description of the Target Companies, their business and services or the transactions contemplated by this Agreement. The Sellers and the Company further acknowledge and agree that Buyer may file a current report on Form 8-K (or other report) with the SEC containing any Required Information in that the event that Buyer reasonably determines that the filing of such Required Information is required in order to comply with any applicable Law; provided, however, the Buyer shall provide the Sellers’ Representative with a reasonable opportunity to review, and shall consider in good faith the reasonable comments by the Sellers’ Representative of, any such proposed report prior to filing such report with the SEC.

(f)             Buyer acknowledges and agrees that the obtaining of any financing, including but not limited to the Debt Financing, is not a condition to the Closing.

(g)            At least three (3) Business Days prior to the Closing, the Company shall have delivered to the Buyer draft customary payoff letter(s) from the lenders (or their duly authorized agent or representative) in connection with the repayment of the Payoff Indebtedness in accordance with Section 2.03(a)(ii) in form and substance reasonably satisfactory to the Buyer and the Debt Financing Sources and to make arrangements for the holders of such Indebtedness to deliver to the Buyer, subject to the receipt of the applicable payoff amounts, the immediate release of all guarantees and Liens securing obligations under such Payoff Indebtedness upon timely payment of the amounts referenced therein (including any “per diem” amount specified therein to the extent applicable).

Section 8.10. Employee Matters.

(a)            At the Closing, Buyer shall establish a retention bonus pool (the “Retention Bonus Pool”) in an amount equal to $2,000,000 (the “Retention Bonus Pool Amount”) to provide retention benefits to the Retention Bonus Pool Recipients after the Closing.  Buyer shall allocate the Retention Bonus Pool Amount among the Retention Bonus Pool Recipients in accordance with the allocation set forth on Schedule 8.10 and the awards of the Retention Bonus Pool (the “Retention Bonus Pool Awards”) shall have terms consistent with those set forth on Schedule 8.10.

(b)            Buyer shall use commercially reasonable efforts to make available retirement and health and welfare benefits to all U.S. domestic employees of the Target Companies under benefit plans maintained by Buyer or its subsidiaries at the Closing (collectively, the “Domestic Benefit Plan Transition”). Buyer shall use commercially reasonable efforts to provide service credit for eligibility and vesting purposes to the U.S. domestic employees of the Target Companies for service with Target Companies, provided that service will not be awarded to the extent that it results in a duplication of service. As reasonably requested by Buyer, the Right Lane Seller and the Target Companies shall provide reasonable cooperation to Buyer in connection with the Domestic Benefit Plan Transition to enable the Domestic Benefit Plan Transition to be completed at Closing, including by providing information regarding, and access to, the domestic employees of the Target Companies covered by the retirement and health and welfare benefit plans sponsored by the Right Lane Seller or its affiliates.

(c)            In the event Buyer is unable to complete the Domestic Benefit Plan Transition with respect to the health and welfare benefits at Closing, Buyer shall provide the Right Lane Seller with prior written notice of its need to have the Right Lane Seller continue the health and welfare benefits for an additional month. Upon receipt of such notice, the Right Lane Seller shall use reasonable best efforts to cause the health and welfare benefit plans sponsored by it or its affiliates covering U.S. domestic employees of the Target Companies prior to Closing (the “Right Lane Sponsored Welfare Plans”) to remain in full force and effect for all U.S. domestic employees of the Target Companies that were previously covered by the Right Lane Sponsored Welfare Plans for thirty (30) days after the Closing (the “Potential Benefits Transition Period”) and Buyer shall pay (or reimburse) the Right Lane Seller or its affiliates for applicable benefit costs and reasonable administrative expenses incurred in connection therewith, including the costs incurred in connection with any claims under the Right Lane Sponsored Welfare Plans during the Potential Benefits Transition Period. The costs of continuing to provide health and welfare benefits under the Right Lane Sponsored Welfare Plans for any partial month during the Potential Benefits Transition Period shall be determined on a monthly basis (subject to proration in the event such coverage includes any pre-Closing period). The Right Lane Seller will continue to provide reasonable cooperation to the Buyer during the Potential Benefits Transition Period in connection with the Domestic Benefit Plan Transition.

Section 8.11. Seller Guarantees. Buyer recognizes that certain Sellers and their affiliates have provided support to the Target Companies pursuant to the guarantees, letters of credit, bonds, sureties and other credit support or assurances provided by Sellers that are set forth on Schedule 8.12 (“Seller Guarantees”).  If any Seller Guarantee has not been released as of the Closing Date, then Buyer and the applicable Seller shall use their reasonable best efforts after the Closing to cause as promptly as practicable the release of the applicable Seller and its affiliates under such Seller Guarantee.

Section 8.12. PIW Promissory Note. The Target Companies shall (i) obtain a Payoff Letter from the PIW Seller with respect to the payoff in full of the PIW Seller Note at the Closing and (ii) cause the PIW Seller and PIW to escrow $1,900,000 of the amount owing under the PIW Seller Note after the Closing as contemplated by Section 2 and 3(d) of the PIW Seller Note.

Section 8.13. Accounts Receivable from Inner Mongolia. Buyer hereby agrees and acknowledges that cash actually received from Inner Mongolia Jiutai New Materials Co., Ltd. by any of the Target Companies after the Closing Date on account of any sales made prior to the Closing (the “Inner Mongolia Receivables”) shall be promptly remitted to Seller’s Representative for distribution to the Sellers (subject to any Target Company’s obligation to remit any such cash collected on the Inner Mongolia Receivables to Hillenbrand Seller pursuant to that certain Promissory Note between the Hillenbrand Seller and the Target Companies). Buyer shall use commercially reasonable efforts to promptly remit such amounts to the Seller’s Representative after receipt, without offset or deduction.

Section 8.14. Adequate Capitalization. Hillenbrand Seller covenants and agrees that from the date of this Agreement until the one year anniversary of the Closing Date, it shall ensure that it is sufficiently capitalized and maintains sufficient financial resources to meet, in a timely manner, all of its obligations, liabilities, indemnities, and commitments under this Agreement.

Article IX
Conditions to Closing

Section 9.01. The Buyer’s Conditions Precedent. The obligation of the Buyer to consummate the transactions contemplated by this Agreement is subject to the fulfillment at or prior to the Closing of each of the following conditions, except to the extent any such condition (or portion thereof) is waived in writing by the Buyer:

(a)            Accuracy of Representations and Warranties.

(i)	The representations and warranties in Article IV and Article V shall be accurate as of the date hereof and as of the Closing Date (without giving effect to any “materiality” or “Material Adverse Effect” qualifications contained therein), except to the extent any inaccuracy has not had a Material Adverse Effect.

(ii)	The Fundamental Representations in Article IV and in Article V shall be accurate as of the date of this Agreement and Closing Date in all respects, except for de minimis inaccuracies.

(b)            Performance of Covenants and Agreements.

(i)	The Sellers shall have performed and complied, in all material respects, with all of the covenants and obligations of this Agreement required to be performed and complied with by the Sellers at or prior to the Closing.

(ii)	The Company shall have performed and complied, in all material respects, with all of the covenants and obligations of this Agreement required to be performed and complied with by the Company at or prior to the Closing.

(c)            No Material Adverse Effect. Since the date of this Agreement, there shall not have been any Material Adverse Effect.

(d)            Bring Down Certificates.

(i)	The Sellers’ Representative shall have delivered a certificate to the Buyer, dated as of the Closing Date, in which each Seller certifies satisfaction of the conditions described in Section 9.01(a)(i), Section 9.01(a)(ii) and Section 9.01(b)(i).

(ii)	The Company shall have delivered a certificate to the Buyer, dated as of the Closing Date, in which the Company certifies the satisfaction of the conditions described in Section 9.01(a)(i), Section 9.01(a)(ii) and Section 9.01(b)(ii).

(e)            Consents. Each of the consents identified on Exhibit E (Third Party Consents and Approvals) shall have been obtained.

(f)            Antitrust Approval. The filings of the parties pursuant to the HSR Act shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated and all other material pre-merger notification or other regulatory approvals required under any Antitrust Laws as may be required to consummate the transactions contemplated hereby shall have been made or obtained, as applicable.

(g)            No Injunction. No Order shall exist against any of the parties to this Agreement that restrains, prevents or materially alters the transactions contemplated by this Agreement.

(h)            Restrictive Covenant Agreements. The Restrictive Covenant Agreements shall remain in full force and effect.

(i)            Offer Letters. The Offer Letters and Retention Bonus Agreements shall remain in full force and effect.

(j)            Closing Deliverables. Buyer shall have received the deliveries set forth in Section 3.02.

Section 9.02. The Sellers’ Conditions Precedent. The obligation of the Sellers to consummate the transactions contemplated by this Agreement is subject to the fulfillment at or prior to the Closing of each of the following conditions, except to the extent any such condition (or portion thereof) is waived in writing by the Sellers’ Representative:

(a)            Accuracy of Representations and Warranties. The representations and warranties made by the Buyer in this Agreement shall be accurate in all respects as of the date hereof and as of the Closing Date, except to the extent the failure of such representations and warranties to be true and correct does not materially and adversely impact the ability of Buyer to perform its obligations under this Agreement or to consummate the transactions contemplated hereby.

(b)            Performance by the Buyer. The Buyer shall have performed and complied with all of the covenants and obligations of this Agreement required to be performed and complied with by it at or prior to the Closing.

(c)            Bring Down Certificate. The Buyer shall have delivered a certificate to the Seller’s Representative (for and on behalf of the Sellers), dated as of the Closing Date, in which the Buyer certifies the satisfaction of the conditions described in Section 9.02(a) and Section 9.02(b).

(d)            Consents. Each of the consents identified on Exhibit E (Third Party Consents and Approvals) shall have been obtained.

(e)            Antitrust Approval. The filings of the parties pursuant to the HSR Act shall have been made and the applicable waiting period and any extensions thereof shall have expired or been terminated and all other material pre-merger notification or other regulatory approvals required under any Antitrust Laws as may be required to consummate the transactions contemplated hereby shall have been made or obtained, as applicable.

(f)            No Injunction. No Order shall exist against any of the parties to this Agreement that restrains, prevents or materially alters the transactions contemplated by this Agreement.

(g)            Closing Deliverables. The Sellers’ Representative shall have received the deliveries set forth in Section 3.03.

Section 9.03. Frustration of Closing Conditions. Neither the Buyers nor the Sellers may rely, either as a basis for not consummating the Closing or for terminating this Agreement and abandoning the transactions contemplated hereby, on the failure of any condition set forth in Section 9.01 or Section 9.02, as the case may be, to be satisfied if such failure was caused by any breach of a covenant, agreement, representation, or warranty of this Agreement by such party.

Article X
Tax Matters

Section 10.01. Preparation of Tax Returns. The Buyer shall prepare, or cause to be prepared, all Tax Returns (the “Buyer Returns”) required to be filed by the Target Companies after the Closing Date with respect to any Pre-Closing Tax Period (including Straddle Periods), other than any Pre-Closing Flow-Through Returns (the “Seller Returns”) required to be filed by a Target Company. All such Tax Returns shall be prepared in a manner consistent with past practice (unless otherwise required by Law) and without a change of any election or any accounting method (except for the “TSG Change” as defined in Section 10.02). Each Buyer Return shall be submitted by the Buyer to the Sellers’ Representative (together with all schedules, statements and, to the extent requested by the Sellers’ Representative, supporting documentation) at least thirty (30) days prior to the due date (including extensions) of such Buyer Return. The Seller Returns shall be submitted by the Sellers’ Representative to the Buyer (together with all schedules, statements and, to the extent requested by the Buyer, supporting documentation) at least thirty (30) days prior to the due date (including extensions) of such Seller Return. If the receiving party of any such Tax Return (the Sellers’ Representative or the Buyer, as applicable) objects to any item on any such Tax Return, it shall, within ten (10) days after delivery of such Tax Return, notify the delivering party (the Buyer or the Sellers’ Representative, as applicable) in writing that it so objects, specifying with reasonable particularity any such item and stating the specific factual or legal basis for any such objection; provided, however, that the Buyer may not unreasonably object to or alter the identification of the “partnership representative” and, if applicable, the “designated individual” (or any equivalent designation, if applicable, with respect to any Seller Return that is not a U.S. federal income Tax Return) set forth on any Seller Return that the Sellers’ Representative has submitted to the Buyer pursuant to this Section 10.01. If a notice of objection shall be duly delivered, the Buyer and the Sellers’ Representative shall negotiate in good faith and use commercially reasonable efforts to resolve such items. If the Buyer and the Sellers’ Representative are unable to reach such agreement within ten (10) days after receipt by the delivering party of such notice, the disputed items shall be resolved by the Independent Accountants and any determination by the Independent Accountants shall be final. The Independent Accountants shall resolve any disputed items within ten (10) days of having the item referred to them pursuant to such procedures as it may require. If the Independent Accountants are unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by the delivering party and then amended to reflect the Independent Accountants’ resolution. The costs, fees and expenses of the Independent Accountants (and the cost of amending such returns) shall be borne equally by the Buyer, on the one hand, and the Sellers, on a joint and several basis (provided that as between the Sellers such costs, fees and expenses shall be shared in proportion to their Base Percentages), on the other hand. The preparation and filing of any Tax Return of the Company that does not relate to a Pre-Closing Tax Period shall be exclusively within the control of the Buyer. Buyer shall cause an authorized individual of the Company to sign and file each Seller Return with the applicable Governmental Authority.

Section 10.02. Buyer Tax Acts. Without the prior written consent of the Sellers’ Representative, which consent shall not be unreasonably withheld, conditioned or delayed, from and after the Closing, the Buyer and the Company shall not and shall not cause or permit any other Target Company to (each of the following, a “Buyer Tax Act”):

(a)            make, change or rescind any tax election, amend any Tax Return or take any position on any Tax Return that would have the effect of increasing the tax liability or reducing any tax asset of the Sellers or any Target Company in respect of any Pre-Closing Tax Period;

(b)            take any action to extend the applicable statute of limitations with respect to any Pre-Closing Flow-Through Returns;

(c)            initiate any voluntary contact with a Governmental Authority (including any taxing authority) with respect to a Pre-Closing Flow-Through Returns;

(d)            file a Tax Return for a Pre-Closing Tax Period in a jurisdiction in which the applicable Target Company did not file such type of Tax Return prior to the Closing; or

(e)            take any action relating to Taxes that creates or that could create a tax liability for any Pre-Closing Flow-Through Returns and that is outside the ordinary course of business, including: (i) any transfer of equity securities; (ii) any merger, amalgamation, conversion, reorganization or recapitalization; and (iii) any amendment or restatement of the Governing Documents of any Target Company with retroactive effect.

(f)            Any Taxes resulting from any Buyer Tax Act shall be borne solely by the Buyer.

(g)            Notwithstanding the foregoing, the change of accounting method currently being considered by TerraSource Global Corporation (the “TSG Change” ) shall not be considered a Buyer Tax Act for purposes of this agreement.

Section 10.03. Tax Benefits of Pre-Closing Matters. The parties shall, and after the Closing the Buyer shall cause the Target Companies to, include on the Tax Returns of the Target Companies for the Pre-Closing Tax Period that ends on the Closing Date, all deductions for Transaction Expenses to the extent such deductions are supportable at a “more likely than not” or higher level of authority.

Section 10.04. Mutual Cooperation. The parties shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns and any audit, Litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which are reasonably relevant to any such Tax Return, audit, Litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

Section 10.05. Audits and Examinations. After the Closing, the Buyer shall have the exclusive authority to control any audit or examination of Taxes relating to the Target Companies other than any audit or examination with respect to any Seller Return (whether filed prior to or after the Closing Date). The “partnership representative” or, if applicable, the “designated individual” (or equivalent designation, if applicable) set forth on any Seller Return (or if the Seller Return does not have any such designation, the Sellers’ Representative) shall have the exclusive authority to control any audit or examination with respect to such Seller Return. Subject to the foregoing, (i) the Buyer and the Company shall (and shall cause the other Target Companies to) allow the Sellers’ Representative, on behalf of the Sellers, to participate at the Sellers’ expense (in accordance with their respective Base Percentages) in any audits or examinations of Taxes with respect to any Buyer Return to the extent that such audits or examinations could require any Seller to make a payment under this Agreement and (ii) the individual with authority to control any audit or examination with respect to an applicable Seller Return shall allow the Buyer to participate at the Buyer’s expense in any audit or examination with respect to such Seller Return. Neither the Buyer nor the Company shall (and they shall not cause or permit any other Target Company to) settle any such audit or examination with respect to a Buyer Return in a manner which would adversely affect any Seller, or cause any Seller to pay any amount under this Agreement, without the prior written consent of the Sellers’ Representative, which consent shall not unreasonably be withheld, conditioned or delayed. The individual with authority to control any audit or examination with respect to an applicable Seller Return shall not settle any such audit or examination with respect to a Seller Return in a manner which would adversely affect the Buyer or any Target Company, or cause the Buyer or any Target Company to pay any amount under this Agreement, without the prior written consent of the Buyer, which consent shall not unreasonably be withheld, conditioned or delayed. So long as any Pre-Closing Tax Periods of any Target Company remain open for an assessment of Tax, the parties shall notify the other in writing within fifteen (15) Business Days after receipt of written or oral notice of: (a) any pending or threatened audit or assessment with respect to Taxes of the Target Companies relating to any Pre-Closing Tax Period; and (b) any pending or threatened audit or assessment with respect to Taxes of the Target Companies that would reasonably be expected to affect Tax liabilities for any Pre-Closing Tax Period.

Section 10.06. Partnership Audit Tax Rules. The “partnership representative,” as described in Section 6223 of the Code, of the Company shall take such actions as are necessary to make the “push out” election under Section 6226 of the Code with respect to any “imputed underpayment,” as described in Section 6225 of the Code, arising in connection with any tax audit or similar proceedings for any taxable year or period (or portion thereof) ending on or prior to the Closing Date in which the Partnership Audit Tax Rules apply (and to make any similar elections under any provisions of applicable state or local Law) such that the direct or indirect owners of the Company prior to the Closing shall be liable for (and shall pay) any Taxes with respect to any such imputed underpayment. The “partnership representative” of the Company shall not make any election or otherwise take any action to cause the Partnership Audit Tax Rules to apply to the Company at any earlier date than is required by applicable Law.

Section 10.07. Tax Refunds. The Buyer and the Company, in their discretion, shall (and shall cause the other Target Companies to) file such amendments to Tax Returns and make such claims for refunds, for Pre-Closing Tax Periods as the Sellers’ Representative may from time-to-time request, at the cost and expense of the Sellers (in accordance with their Base Percentages), and the Buyer and the Company shall submit any such Tax Return to the Sellers’ Representative for review and approval (not to be unreasonably withheld, conditioned or delayed) prior to filing. For the avoidance of doubt, the Buyer and the Company shall not file any amendment to any Tax Return for a Pre-Closing Tax Period without Sellers’ Representative’s prior written consent (not to be unreasonably withheld, conditioned or delayed), and, in the case of any amendment to any Tax Return for a Pre-Closing Tax Period initiated by the Buyer or the Company, Seller shall not be obligated to pay the cost and expense of preparing and filing such Tax Return to the extent such cost and expense exceeds the amount of the Tax Refund (as defined below). Any Tax refunds (and interest thereon) that are received by the Buyer or the Target Companies, and any credits that actually reduce the Target Companies’ cash Tax liability, that relate to any Pre-Closing Flow-Through Returns (each, a “Tax Refund”) shall be for the account of the Sellers and shall be paid as provided below in this Section 10.07. Within ten (10) days of the date on which the Buyer or any Target Company receives a Tax Refund, the Buyer shall pay, or cause to be paid, such Tax Refund to the Sellers’ Representative (for further payment to the Sellers as provided below). Promptly, and in any event within two (2) Business Days, the Sellers’ Representative shall pay each Seller an amount equal to the product of such Seller’s Base Percentage and the amount of the Tax Refund.

Section 10.08. Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes and other governmental charges, and all conveyance fees, recording charges and other similar fees and charges (including any penalties and interest) incurred in connection with consummation of the transactions contemplated by this Agreement (collectively, “Transfer Taxes”) shall be borne and paid when due 50% by the Sellers, on the one hand, and 50% by the Buyer on the other hand. Each party hereto shall use its commercially reasonable efforts to minimize the amount of such Transfer Taxes and to cooperate in the preparation, execution and filing of all Tax Returns and other documents required in connection with such Transfer Taxes.

Section 10.09. Straddle Periods. For purposes of calculating the liability for Taxes of the Target Companies for any taxable period beginning on or before the Closing Date and ending after the Closing Date (a “Straddle Period”), the portion of any Tax that is allocable to the portion of such Straddle Period ending at the close of business on the Closing Date (treated as a Pre-Closing Tax Period, and the remaining portion of the Straddle Period treated as a Post-Closing Tax Period) shall be: (a) in the case of real property Taxes, personal property Taxes and similar ad valorem Taxes, deemed to be an amount equal to the product of such Taxes for the entire Straddle Period and a fraction the numerator of which is the number of calendar days in the portion of such Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period; and (b) in the case of Taxes other than those described in clause (a) above, determined from the books and records of the Target Companies as though the taxable year of such Persons terminated at the close of business on the Closing Date. Consistent with the foregoing, in the case of any items of income, gain, deduction, loss or credit for federal and applicable state Income Tax purposes attributable to the Target Companies for a Straddle Period, the parties shall cooperate to cause the Target Companies to allocate such items based on its books and records as though its taxable year terminated at the close of business on the Closing Date.

Article XI
Indemnification

Section 11.01. Target Company Matters. Subject to the limitations in Section 11.03, from and after the Closing, each Seller (together, the “Seller Indemnifying Parties”) shall, jointly and severally, indemnify and hold Buyer Indemnitees harmless against any Losses that arise out of or are in respect of:

(a)            any inaccuracy or breach of any of the representations and warranties in Article IV or Article V as of the Closing, as if such representations and warranties were made as of the Closing Date; and

(b)            any of the matters set forth on Schedule 11.01 (each matter, a “Special Indemnity” and, collectively, the “Special Indemnities”).

Section 11.02. Survival. The right of the Buyer Indemnitees to assert claims for indemnification shall survive until the one-year anniversary of the Closing Date with respect to any indemnification pursuant to Section 11.01(a) and Section 11.01(b); provided, however, that if a Notice of Claim shall have been given in good faith before such termination date, the Buyer Indemnitees shall continue to have the right to seek to be indemnified with respect thereto. All covenants or other obligations of any party to this Agreement required to performed prior to the Closing will expire as of the Closing. All other covenants or other obligations contained in this Agreement will survive the Closing and remain in full force and effect until fully performed.

Section 11.03. Limitations. Except for any action or claim based on Actual Fraud, indemnification rights for Losses pursuant to Section 11.01 are subject to the following limitations:

(a)

(i)	The Seller Indemnifying Parties shall not be liable to the Buyer Indemnitees for any Losses with respect to the matters contained in Section 11.01(a) unless the Losses therefrom exceed an aggregate amount equal to $551,250 (the “Deductible Amount”), and then only for Losses in excess of the Deductible Amount. For purposes of calculating whether there has been any such inaccuracy or breach and for purposes of calculation any Losses arising from such inaccuracy or breach, such representation and warranty shall be read as if it were not qualified by any concept of “material,” “materiality” or “Material Adverse Effect” or a similar qualification.

(ii)	In no event shall the aggregate liability of the Seller Indemnifying Parties under Section 11.01(a) exceed the Indemnity Escrow Amount (the “R&W Cap”).

(iii)	Any indemnification obligation of the Seller Indemnifying Parties pursuant to Section 11.01(a) shall be satisfied, within five (5) Business Days of the final determination of the amount of the indemnification claim: (a) first from the Indemnity Escrow Amount (and the Seller’s Representative and Buyer shall deliver joint instruction to the Escrow Agent providing for the appropriate release of the Indemnity Escrow Amount), and (b) then, to the extent such claim is not an exclusion listed on the R&W Insurance Policy, from the R&W Insurance Policy.

(iv)	The aggregate liability of the Seller Indemnifying Parties under Section 11.01(b) shall not exceed $1,000,000 (the “Guaranteed Amount”).

(v)	Any indemnification obligation of the Seller Indemnifying Parties pursuant to Section 11.01(b) shall be satisfied, within five (5) Business Days of the final determination of the amount of the indemnification claim, by the Seller Indemnifying Parties.

(vi)	For the avoidance of doubt, neither the Deductible Amount nor the R&W Cap limitations shall apply to the indemnification rights of the Buyer Indemnitees pursuant to Section 11.01(b).

(vii)	To the extent that a Pre-Closing Tax is included in the calculation of Indebtedness, Buyer shall not be able to seek indemnification under Section 11.01 for such Pre-Closing Tax.

(b)            The parties hereto hereby acknowledge and agree that, except with respect to Section 2.04, their sole and exclusive remedy after the Closing Date with respect to any and all monetary claims relating to the subject matter of this Agreement shall be pursuant to the indemnification provisions set forth in this Article XI; provided, however, that nothing in this Section 11.03 shall limit any Person’s right to (i) seek and obtain any equitable relief to which any Person shall be entitled, (ii) to seek any remedy on account of Actual Fraud, (iii) enforce any covenant or agreement contained in this Agreement that by its terms is to be performed following the Effective Time or (iv) enforce its rights and remedies under the Escrow Agreement, Restrictive Covenant Agreements or Offer Letters.

(c)            The right to indemnification, payment, reimbursement, or any other remedy based on any representation, warranty, covenant, obligation or agreement contained in this Agreement will not be affected by any investigation conducted at any time or any knowledge acquired (or capable of being acquired) at any time, in each case whether before or after the Closing Date, with respect to the accuracy or inaccuracy of, or compliance with, any such representation, warranty, covenant, obligation or agreement.

(d)            Subject to Buyer’s obligations in Section 11.06(b)(iii), to the extent required by applicable Law, the Buyer Indemnitees shall (and, after the Closing, the Company shall and shall cause the other Target Companies to) use commercially reasonable efforts to mitigate any Losses that are indemnifiable hereunder, whether by asserting claims against third parties, by qualifying for a benefit that may reduce or eliminate an indemnified matter, or otherwise. In the event that the Buyer Indemnitees or any Target Company fails to use commercially reasonable efforts to mitigate any such Losses as required by applicable Law, then notwithstanding anything else to the contrary contained herein, the Sellers shall not be required to indemnify a Buyer Indemnitee for any Loss that would reasonably be expected to have been avoided or reduced if the Buyer Indemnitee or Target Companies, as appropriate, had made such efforts.

(e)            Payments by any Seller pursuant to Section 11.01. in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment received by the Buyer Indemnitees or any of their respective Affiliates in respect of any such claim; provided that the amount of such proceeds or payment actually received shall be net of: (a) any deductibles for the applicable insurance policies; (b) any increase in the premium for the applicable insurance policies arising from such Losses; and (c) any other reasonable, documented costs incurred in connection with collecting such proceeds or payment.

Section 11.04. Indemnification Notice. Promptly upon obtaining knowledge of any claim, event, fact or demand that gives rise to, or is reasonably expected to give rise to, a claim for indemnification hereunder, the Buyer Indemnitee seeking indemnification under this Article XI shall give written notice of such claim or demand (“Notice of Claim”) to the party from which indemnification is sought (a “Seller Indemnifying Party”), setting forth the amount of the claim, if known. The Buyer Indemnitee shall furnish to the Seller Indemnifying Party, in reasonable detail, such information as it may have with respect to such indemnification claim. No failure or delay by the Buyer Indemnitee in the performance of the foregoing shall reduce or otherwise affect the obligation of any Seller Indemnifying Party to indemnify and hold the Buyer Indemnitee harmless, except to the extent that (and only to the extent that) such failure or delay shall have actually materially prejudiced the Seller Indemnifying Party’s ability to defend against, settle, mitigate or satisfy any Loss for which the Buyer Indemnitee is entitled to indemnification hereunder.

Section 11.05. Indemnification Procedure.

(a)            If the claim or demand set forth in the Notice of Claim given by the Buyer Indemnitee pursuant to Section 11.04 relates to a claim or demand asserted by a third party, the Seller Indemnifying Party shall have the right to elect (by notice in writing to the Buyer Indemnitee within thirty (30) days after the Date of the Notice of Claim) to defend such third party claim or demand on behalf of the Buyer Indemnitee, at the Seller Indemnifying Party’s sole cost and expense only if the Seller Indemnifying Party acknowledges that it is obligated to indemnify the Buyer Indemnitee in respect of such claim or Litigation and confirms in writing to the Buyer Indemnitee that such Seller Indemnifying Party shall be responsible for all Losses relating to such claim for indemnification and that it will provide indemnification to the extent required hereunder to the Buyer Indemnitee with respect to such claim giving rise to such claim for indemnification hereunder. Notwithstanding the foregoing, the Seller Indemnifying Party shall not be entitled to assume control of the defense if (A) the Notice of Claim relates to or arises in connection with any criminal Litigation, indictment or allegation; (B) the Litigation or other claim giving rise to such Notice of Claim for indemnification is asserted directly by or on behalf of a Person that is a Material Customer or Material Supplier or by any Governmental Authority; (C) such claim seeks an injunction or equitable relief against the Buyer Indemnitee; or (D) the carrier under the R&W Insurance Policy requires that the carrier or the Buyer Indemnitee controls the defense of such third party claim. If the Seller Indemnifying Party elects to defend such third party claim or demand, the Buyer Indemnitee shall make timely provide to the Seller Indemnifying Party all records and other materials that are reasonably required in the defense of such third party claim or demand and shall otherwise reasonably cooperate with and assist the Seller Indemnifying Party in the defense of such third party claim or demand, subject to the reimbursement of the reasonable costs and expenses incurred by the Buyer Indemnitee as a result of a request by the Seller Indemnifying Party to so cooperate. Notwithstanding anything in the foregoing to the contrary, with respect to a third party claim for which the Buyer Indemnitees are seeking indemnification hereunder, if, based on the limitations in this Article XI (including the Deductible Amount and the R&W Cap limitations), the applicable Buyer Indemnitee reasonably determines that the potential Losses associated with such third party claim would be borne to a greater extent by the Buyer Indemnitees than by the Seller Indemnifying Parties, then the Seller Indemnifying Parties will not be entitled to assume the defense or continue the defense of such third party claim.

(b)            If the Seller Indemnifying Party controls the defense of any such third party claim, the Seller Indemnifying Party shall obtain the prior written consent of the Buyer Indemnitee before entering into any settlement of a claim, which consent shall not be unreasonably withheld, delayed or conditioned.

(c)            If the Seller Indemnifying Party elects to defend such third party claim or demand, the Buyer Indemnitee shall have the right to participate in the defense of such third party claim or demand, at its own expense; provided, however, that if the Seller Indemnifying Party does not elect to defend such third party claim or demand, does not defend such third party claim in good faith or a timely manner, or if there are one or more legal defenses available to the Buyer Indemnitee that conflict with those available to the Seller Indemnifying Party in the reasonable opinion of the Buyer’s Indemnitee’s legal counsel, the Buyer Indemnitee shall have the right, in addition to any other right or remedy it may have in this Article XI, at the Seller Indemnifying Party’s expense, to defend or participate in the defense of such third party claim or demand.

(d)            The term “Date of the Notice of Claim” as used in this Article XI means the date the Notice of Claim is deemed delivered pursuant to Section 14.02.

Section 11.06. RLI Guaranty of Special Indemnities.

(a)            Guaranty. In order to induce Buyer to enter into this Agreement, RLI shall cause the Right Lane Seller to duly perform and comply with its obligations under Section 11.01(b) (the “Guaranteed Obligations”), and RLI hereby unconditionally and irrevocably guarantees to Buyer, the full performance by the Right Lane Seller, up to the Right Lane Seller’s Base Percentage of the Guaranteed Amount, of the Right Lane Seller’s indemnification obligations with respect to the Guaranteed Obligations. If, for any reason whatsoever, the Right Lane Seller, fails or is unable to duly, punctually and fully pay or perform any of the Guaranteed Obligations, RLI will promptly pay or perform, or cause to be paid or performed, such Guaranteed Obligations of the Right Lane Seller, in each case as provided in this Agreement. This is a guaranty of payment and performance and not solely collectability.

(b)            Limitations.

(i)	Notwithstanding anything to the contrary herein, the guaranty provided under this Section 11.06 and RLI’s obligations to guaranty the Guaranteed Obligations in accordance with this Section 11.06 shall terminate and have no further force and effect on the one year anniversary of the Closing Date; provided, however, that if a Notice of Claim shall have been given in good faith before such termination date, the Buyer Indemnitees shall continue to have the right to seek to be indemnified with respect thereto.

(ii)	Buyer agrees that notwithstanding anything contained herein to the contrary, RLI shall not be obligated to pay any Guaranteed Obligations to the extent that the Right Lane Seller is not required to pay its Special Indemnities obligations to which the Guaranteed Obligation relates as a result of any claim of offset, counterclaim or other defense available the Right Lane Seller with respect to its indemnification obligations under this Agreement. In furtherance thereof, RLI shall be entitled to assert as a valid defense to payment of the Guaranteed Obligations by RLI hereunder, any Seller defense to the same extent that such Seller defense could be asserted by the Right Lane Seller in any action brought by Buyer to enforce its rights to indemnification under this Article XI against such Seller.

(iii)	Prior to recovering from the Sellers or RLI under Item #3 on Schedule 11.01(b), Buyer hereby agrees to use commercially reasonable efforts to pursue and exhaust any and all available remedies under that certain Master Purchase Agreement dated as of January 13, 2023 by and among Spinner Equipment Group Holdings, LLC, EEG Holdings, Inc., Elgin Power and Separation Solutions, LLC, Mining Controls, LLC, Terrasource Holdings, LLC, Elgin Lighting, LLC, Power Merger Co., LLC, and AG Spinner Equipment Group Holdings, LLC, including any remaining Special Indemnity Escrow Funds; provided, however, that nothing in this Section 11.06(iii) shall require Buyer to institute any Litigation in order to enforce such remedies.

Section 11.07. Effect of Indemnity Payments. The parties agree to treat all payments made under the indemnity provisions of this Article XI as adjustments to the Purchase Price for tax purposes and that such agreed treatment shall govern for purposes hereof.

Article XII
Termination of this Agreement

Section 12.01. Termination Events. Subject to Section 9.03, this Agreement may be terminated:

(a)            by the Buyer if a breach of any representation, warranty, covenant or other provision of this Agreement has been committed by a Seller, the Sellers’ Representative or the Company, which breach would cause one or more of the conditions to the obligations of Buyer to consummate the Closing contemplated by this Agreement as set forth in Section 9.01 to not be satisfied at such time, and such breach has not been either (i) waived in writing, or (ii) if capable of being cured, cured within twenty (20) days after notice of such breach is delivered by the Buyer to the Sellers’ Representative (or by the Outside Date if sooner);

(b)            by the Sellers’ Representative if a breach of any representation, warranty, covenant or other provision of this Agreement has been committed by the Buyer, which breach would cause one or more of the conditions to the obligations of the Sellers and the Company to consummate the Closing contemplated by this Agreement as set forth in Section 9.02 to not be satisfied at such time and such breach has not been either (i) waived in writing, or (ii) if capable of being cured, cured within twenty (20) days after notice of such breach is delivered by the Sellers’ Representative to the Buyer (or by the Outside Date if sooner);

(c)            by the Buyer if any of the conditions precedent set forth in Section 9.01 (other than conditions that by their terms are to be satisfied at the Closing) have not been satisfied as of August 1, 2025 (the “Outside Date”) or if satisfaction of such a condition becomes impossible (in each case, other than through failure of the Buyer to comply with its obligations under this Agreement) and the Buyer has not waived such condition on or before such date;

(d)            by the Sellers’ Representative if any of the conditions precedent set forth in Section 9.02 (other than conditions that by their terms are to be satisfied at the Closing) have not been satisfied as of the Outside Date or if satisfaction of such a condition becomes impossible (in each case, other than through failure of the Sellers, the Sellers’ Representative or the Company to comply with their respective obligations under this Agreement) and the Sellers’ Representative or the Company (as appropriate) have not waived such condition on or before such date;

(e)            by mutual written agreement of the Buyer, on the one hand, and the Sellers’ Representative, on the other hand;

(f)            by either the Sellers’ Representative or Buyer if any Order preventing or prohibiting consummation of the transactions shall have become final and nonappealable; or

(g)            by the Sellers’ Representative if (i) the Marketing Period has ended, (ii) all of the conditions set forth in Section 9.01 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing) have been satisfied or waived in accordance with this Agreement on or prior to the date that the Closing should have been consummated in accordance with Section 3.01 (and continued to be so satisfied or waived), (iii) the Sellers and the Company have confirmed by irrevocable notice to the Buyer in writing that they are ready and able to, and will, consummate the Closing on any date within five (5) Business Days after delivery of such confirmation, and (iv) Buyer fails to complete the Closing within such five (5) Business Day period, provided, that such conditions in Section 9.01 remain satisfied and such confirmation remains in full force and effect at the close of business on such fifth Business Day.

Section 12.02. Effect of Termination.

(a)            If this Agreement is terminated under Section 12.01 above, no party hereto shall have any further rights or obligations under this Agreement, except: (a) under Section 8.02(c), Section 8.09(c) and (d) and Article XIV below, which shall survive indefinitely; (b) Buyer’s obligation to pay the Termination Fee pursuant to Section 12.02(b) and (c) that the foregoing shall not relieve any party of any liability resulting from such party’s Willful Breach of this Agreement; provided that the liability of Buyer for any Willful Breach shall be limited to the Termination Fee and in no event shall the Sellers or the Company seek to recover any money damages in excess of such amount.

(b)            In the event that this Agreement is validly terminated by the Sellers’ Representative pursuant to Section 12.01(g), Buyer shall pay to the Company a fee of $15,000,000 (the “Termination Fee”) by wire transfer of immediately available funds, such payment to be made within five (5) Business Days of such termination.

(c)            The parties acknowledge and hereby agree that the Termination Fee if, as and when required to be paid in accordance with Section 12.02(b), shall not constitute a penalty but will constitute liquidated damages, in a reasonable amount that will compensate the Sellers and the Company in the circumstances in which it is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. The parties acknowledge and hereby agree that in no event (i) will the Sellers and the Company be permitted or entitled to receive both a grant of specific performance to cause the Closing to occur and the Termination Fee and (ii) shall Buyer be required to pay the Termination Fee on more than one (1) occasion.

(d)            Notwithstanding anything to the contrary in this Agreement, in the event the Company receives full payment of the Termination Fee from Buyer pursuant to Section 12.02(b), the Company’s receipt of the Termination Fee (and reimbursement for any costs and expenses of the Company in accordance with Sections 8.09(d) or (e) and Section 12.02(e)) shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort, or otherwise) of the Sellers, the Company or any of their Related Parties against Buyer, or any of its former, current or future stockholders, controlling Persons, managers, members, partners, directors, officers, employees, Affiliates, representatives, agents or any their respective assignees or successors or any former, current or future stockholder, controlling Person, manager, member, partners, director, officer, employee, Affiliate, representative, agent, assignee or successor of any of the foregoing (collectively, the “Related Parties”) or any of the Debt Financing Sources for any liability or obligations as a result of the failure of the transactions contemplated hereby to be consummated or for a breach of, or failure to perform under, (whether a Willful Breach, willful failure or otherwise) this Agreement or any certificate or other document delivered in connection herewith or otherwise or in respect of any representation made or alleged to have been made in connection herewith or therewith, and none of the Related Parties of Buyer or the Debt Financing Sources shall have any further liability or obligation relating to or arising out of this Agreement, any Transaction Document, the transactions contemplated hereby or in respect of representations made or alleged to be made in connection herewith, whether in equity or at law, in contract, in tort or otherwise, except that nothing in this paragraph shall relieve Buyer of its obligations under the Confidentiality Agreement, or for reimbursement for any costs and expenses of the Company in accordance with Sections 8.09(d) or (e) and Section 12.02(e).

(e)            Each of the parties acknowledges that the agreements contained in this Section 12.02 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the parties would not enter into this Agreement. If Buyer fails to timely pay the Termination Fee when due and payable in accordance with Section 12.02(b), Buyer shall: (i) pay to the Company interest on the amount of the Termination Fee from the date such payment was required to be made until the date of payment at a per annum rate based on: (y) the prime rate as published in The Wall Street Journal, Eastern Edition in effect on the date of such payment, plus (z) five percent (5%), and (ii) reimburse the Company and Sellers for any reasonable expenses (including, without limitation, interest, penalties, reasonable attorneys’, accountants’, and other professional advisors’ fees and expenses, court costs, all amounts paid in investigation, prosecution, defense or settlement of any of the foregoing) incurred by Sellers in enforcing the provisions of this Section 12.02. Any amount payable pursuant to Section 12.02(a) shall be paid by Buyer by wire transfer of same day funds.

Article XIII
Matters Concerning the Sellers’ Representative

Section 13.01. Appointment of the Seller’s Representative. Each Seller hereby irrevocably constitutes and appoints RLI, as his, her or its lawful attorney-in-fact, as the Sellers’ Representative under this Agreement, with the exclusive authority to act as such hereunder as further provided in this Article XIII. This power of attorney, and all authority hereby conferred, is irrevocable and will not be terminated by any act of any Seller or by operation of Law, whether by the liquidation, winding up, sale, death or incapacity of any Seller or by the occurrence of any other event. The Buyer and the Company shall be entitled to rely conclusively on the instructions and decisions of the Sellers’ Representative as to any actions permitted to be taken by the Sellers’ Representative hereunder. The Sellers’ Representative is a party to this Agreement in its capacity as the agent and attorney-in-fact of the Sellers and shall have no liability or obligation to the Buyer or any other Person in any other capacity.

Section 13.02. Authority of the Sellers’ Representative. Except as set forth in Section 13.03 below, the Sellers’ Representative will have full power and authority to act on each Seller’s behalf with respect to all matters under or in connection with this Agreement and the Escrow Agreement and in general to do all things and to perform all acts on each Seller’s behalf as may be contemplated by this Agreement and the Escrow Agreement. Without limiting the generality of the foregoing, the Sellers’ Representative shall have full power and authority to:

(a)            give and receive notices on behalf of each Seller;

(b)            review, consider, challenge and resolve the Closing Statement, the Adjusted Purchase Price, and all the components (and the calculation) thereof;

(c)            pay all costs, fees, expenses and Taxes (including legal and accounting fees and expenses) as from time-to-time it shall incur in connection with the performance of its duties as the Sellers’ Representative hereunder;

(d)            interpret all provisions of this Agreement;

(e)            waive any conditions precedent, in whole or in part, under this Agreement;

(f)             terminate this Agreement as contemplated by Article XII;

(g)            consent to an assignment of this Agreement pursuant to Section 14.01;

(h)            consent to the amendment or modification of this Agreement; and

(i)             consent to any public announcement of this Agreement pursuant to Section 14.08.

Any action taken by the Sellers’ Representative pursuant to the authority granted in this Section 13.02 shall be effective and absolutely binding as the action of each Seller under this Agreement, and Buyer will be entitled to conclusively rely thereon.

Section 13.03. Limitations on Authority. Notwithstanding anything to the contrary in this Agreement, the Sellers’ Representative shall have no authority to act as attorney-in-fact or otherwise for any Seller without the consent of the applicable Seller, in connection with an amendment or modification of this Agreement that (i) results in any increase in liability to such Seller from the liabilities described in this Agreement, (ii) results in any reduction in compensation to be provided to such Seller, (iii) adversely and disproportionately affects such Seller as compared to any other Seller, or (iv) subjects such Seller to any restrictive covenants (e.g., covenants regarding non-competition, non-solicitation, non-disparagement or confidentiality) beyond those restrictive covenants agreed to by such Seller in connection with the Closing, other than (in the case of clauses (i) and (ii)) as contemplated by the authority expressly granted to the Sellers’ Representative pursuant to Section 13.02(a) above.

Section 13.04. Limitations on Liability.

(a)            The Sellers’ Representative is acting solely in an agency capacity in connection with this Agreement and the Escrow Agreement and will have no personal liability to any Person for any action taken, or inaction, in its capacity of the Sellers’ Representative, except to the extent it is determined by a court of competent jurisdiction, in a final non-appealable order, to have resulted directly and solely from the gross negligence or willful misconduct of the Sellers’ Representative. In no event shall the Sellers’ Representative be deemed to have any fiduciary duty or obligation to any Person. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, IN NO EVENT SHALL THE SELLERS’ REPRESENTATIVE BE LIABLE TO ANY PERSON FOR ANY SPECIAL, SPECULATIVE, REMOTE, EXEMPLARY, INDIRECT, INCIDENTAL, TREBLE, CONSEQUENTIAL OR PUNITIVE DAMAGES.

(b)            In connection with the exercise of its duties, the Sellers’ Representative will be entitled to consult with and rely upon legal counsel (including Sellers’ Counsel) and other professional advisors, with the costs thereof (and all other out-of-pocket costs reasonably incurred by the Sellers’ Representative incident to discharging its duties under this Agreement) to be allocated among the Sellers in accordance with their respective Base Percentages (the amount of which may be withheld from any payment due to such Seller hereunder).

(c)            The Sellers’ Representative shall be protected in acting upon any written notice, consent, receipt or other paper or document furnished to it, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information therein contained, without inquiry. The Sellers’ Representative shall not be liable for any error of judgment or for any act done or step taken or omitted by it in good faith, or for any mistake of fact or Law.

(d)            The Sellers’ Representative shall have no duties except those which are expressly set forth herein.

(e)            Each Seller, in accordance with such Seller’s respective Base Percentage, shall indemnify, defend and hold the Sellers’ Representative harmless from and against any and all claims, losses, liabilities, damages and expenses (including reasonable attorneys’ fees and costs) which the Sellers’ Representative may suffer or sustain as a result of any action taken, or not taken, in good faith hereunder. The Sellers’ Representative shall not be obligated to take any action contemplated by this Agreement until the Sellers shall have paid to the Sellers’ Representative sufficient amounts to pay in full all such expenses and obligations (which payment shall be made by the Sellers in accordance with their respective Base Percentages).

(f)             The Buyer agrees that: (i) the Sellers’ Representative is serving in such capacity solely for purposes of administrative convenience; (ii) the Sellers’ Representative shall not be liable in such capacity for any of the obligations of any Seller hereunder; (iii) and the Buyer shall not look to the assets of the Sellers’ Representative for the satisfaction of any obligations to be performed (or payment to be made) by any Seller hereunder.

Section 13.05. Sellers’ Representative Reserve.

(a)            Prior to making any distribution of any amount to any of the Sellers, the Sellers’ Representative may set aside and reserve therefrom an amount that it reasonably deems advisable to satisfy any future obligations that may be owed by the Sellers, or any of them, under this Agreement or otherwise in connection with the consummation of the transactions contemplated hereby, or to satisfy any future costs, expenses, liabilities, Taxes or other amounts that the Sellers’ Representative may incur in connection with acting in such capacity under this Agreement (all such amounts so set aside and reserved plus the initial Sellers’ Representative Reserve, the “Sellers’ Representative Reserve”). The Sellers’ Representative may (but shall have no obligation to) use all or any portion of the Sellers’ Representative Reserve to satisfy any and all costs, expenses, liabilities, Taxes or other amounts that the Sellers’ Representative may incur in connection with acting in such capacity under this Agreement and to satisfy any future obligations of the Sellers, or any of them, under this Agreement or otherwise in connection with the consummation of the transactions contemplated hereby. Promptly following the date on which the Sellers’ Representative reasonably determines that all liabilities and obligations of the Sellers hereunder and all costs, expenses, liabilities, Taxes or other amounts that the Sellers’ Representative may incur in connection with acting in such capacity under this Agreement have been satisfied, the Sellers’ Representative shall disburse any remaining portion of the Sellers’ Representative Reserve to the Sellers in proportion to their respective Base Percentages, and at any time prior thereto the Sellers’ Representative may (in its sole and absolute discretion) distribute any portion thereof in such proportion; provided that notwithstanding anything to the contrary herein contained, the Sellers’ Representative may distribute any amounts it receives hereunder (whether or not a part of the Sellers’ Representative Reserve) among the Sellers in a proportion reasonably determined by it to reflect the economic intent of this Agreement with respect to the allocation of the consideration payable hereunder and the intended proportional liabilities of the Sellers under this Agreement. Seller’s sole and exclusive recourse for any claim of the misapplication of any amounts by the Sellers’ Representative shall be a right of contribution from the remaining Sellers, other than for any claim against the Sellers’ Representative for gross negligence, willful misconduct or fraud in the application of such amounts. All distributions from the Sellers’ Representative to the Sellers shall be made by wire transfer of immediately available funds (or by check, if requested in writing by a Seller) to an account directed in writing by the applicable Seller. Notwithstanding anything to the contrary herein contained, in no event shall the Sellers’ Representative have any obligation to distribute funds to a Seller until such Seller provides the Sellers’ Representative with a written payment direction for such distribution.

Section 13.06. Successor Sellers’ Representatives. RLI may resign as the Sellers’ Representative at any time upon no less than thirty (30) days’ written notice to the Sellers. Upon such resignation, the Sellers shall appoint (by majority vote in accordance with their Base Percentages) a successor Sellers’ Representative to act hereunder. If within thirty (30) days after the effective date of the resignation of RLI as the Sellers’ Representative hereunder a successor has not been appointed as provided above, RLI may apply to a court of competent jurisdiction for the appointment of a successor Sellers’ Representative. Any successor Sellers’ Representative shall provide prompt written notice to the Buyer of the occurrence of such appointment.

Article XIV
Miscellaneous

Section 14.01. Assignment. No party hereto may not assign any of its rights, interests or obligations under this Agreement without the prior written consent of the other parties, and any purported assignment without such consent shall be null and void; provided, however, that this Agreement and any rights, interests or obligations hereunder may be assigned, in whole or from time to time in part, by Buyer to (a) any of its Affiliates and (b) following the Closing, any successor in interest to the Buyer, including as a result of a merger or a sale of all or substantially all of its assets (but no such assignment shall relieve Buyer of any of its duties or obligations hereunder); provided, further, that effective as of the Closing Date, the Buyer may make a collateral assignment of any or all of its rights hereunder to any Debt Financing Source or any agent or collateral trustee for the Debt Financing Sources in connection with the Debt Financing. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

Section 14.02. Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (a) when delivered by hand (with written confirmation of receipt); (b) on the first (1st) Business Day after being sent by a nationally recognized overnight courier (receipt requested); (c) if sent prior to 5:00 p.m. Eastern Time, on the date sent, otherwise the next Business Day, when sent by facsimile or e-mail (with, in the case of electronic mail, the sender not receiving an undeliverable message in connection with sending such electronic mail message); or (d) on the third (3rd) day after the date mailed, by certified mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 14.02):

If to the Buyer or, after the Closing, the Company:

Astec Industries, Inc.

1725 Shepherd Road

Chattanooga, TN 37421

Attention: Terrell Gilbert

General Counsel and Secretary

tgilbert@astecindustries.com

with a copy to (which shall not constitute notice):

Alston & Bird LLP

1201 West Peachtree Road

Atlanta, GA 30309

Attention: Kyle G. Healy, Matthew S. Strumph

Email: kyle.healy@alston.com;

matt.strumph@alston.com

If to the Sellers, the Sellers’ Representative or, prior to the Closing, the Company:

RLIH, LLC

2610 South Bayshore Drive, Suite 725

Coconut Grove, FL 33133

Attention: Eric J. Mara

Email: eric@rightlanecapital.com

with a copy to (which shall not constitute notice):

Taft Stettinius & Hollister LLP

111 E Wacker Drive, Suite 2600

Chicago, IL 60601

Attention: Jeffrey Friedman; Payal Keshvani

Email: jfriedman@taftlaw.com;

pkeshvani@taftlaw.com

A party may change its address, facsimile number, contact person or email address by providing written notice, in accordance with the foregoing provisions of this Section 14.02, to the other parties of such change.

Section 14.03. Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Person incurring such costs and expenses; provided, however, that the Buyer shall pay all filing and other similar fees payable in connection with any filings or submissions under the HSR Act.

Section 14.04. Governing Law; Forum; WAIVER OF JURY TRIAL.

(a)            All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement (and all Schedules and Exhibits hereto) shall be governed by and construed in accordance with the Laws of the State of Delaware, without regard to such jurisdiction’s conflict of laws principles (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware. In furtherance of the foregoing, the internal Laws of the State of Delaware shall control the interpretation and construction of this Agreement (and all Schedules and Exhibits hereto), even though under that jurisdiction’s choice of law or conflict of law analysis, the substantive Law of some other jurisdiction would ordinarily apply.

(b)            AS A SPECIFICALLY BARGAINED INDUCEMENT FOR EACH OF THE PARTIES TO ENTER INTO THIS AGREEMENT (WITH EACH PARTY HAVING HAD OPPORTUNITY TO CONSULT COUNSEL), EACH OF THE PARTIES EXPRESSLY AND IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING UNDER THIS AGREEMENT OR ANY ACTION OR PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OTHER TRANSACTION AGREEMENT, REGARDLESS OF WHICH PARTY INITIATES SUCH ACTION OR PROCEEDING, AND ANY ACTION OR PROCEEDING UNDER THIS AGREEMENT OR ANY ACTION OR PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OTHER TRANSACTION AGREEMENT SHALL BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

Section 14.05. Partial Invalidity. In case any one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, it being the intent and agreement of the parties hereto that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable to the maximum extent permitted while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is valid, legal and enforceable and that achieves the original intent of the parties hereto.

Section 14.06. Execution in Counterparts; Facsimile and E-Mail Signatures. This Agreement may be executed in one or more counterparts, each of which shall be considered an original counterpart, and all of which shall be considered to be but one agreement and shall become a binding agreement when each party shall have executed one counterpart and delivered it to the other party hereto. A signature affixed to a counterpart of this Agreement and delivered by facsimile, portable document format (PDF), Docusign or other electronic means by any Person is intended to be its, his or her signature and shall be valid, binding and enforceable against the party on whose behalf it has been affixed.

Section 14.07. Entire Agreement; Amendments and Waivers. This Agreement (along with the Confidentiality Agreement and each other agreement, certificate, document or instrument executed in connection herewith) contains the entire understanding of the parties hereto with regard to the subject matter contained in this Agreement and supersedes all prior agreements or understandings of the parties. Subject to Section 13.02, the parties may amend, modify and supplement this Agreement only by the written agreement of the parties hereto. The failure of any party to this Agreement to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of such party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach. Notwithstanding anything to the contrary contained herein, Section 8.09, Section 12.02(d), Section 14.01, this Section 14.07, and Section 14.13 (and any other provision of this Agreement to the extent an amendment, supplement, waiver or other modification of such provision would modify the substance of such Sections) may not be amended, supplemented, waived or otherwise modified in any manner that is adverse in any respect to any Debt Financing Source without the prior written consent of the Debt Financing Sources.

Section 14.08. Public Announcements.

(a)            Except as otherwise set forth in Section 14.08(b), the parties shall consult with each other before making or issuing, or causing or permitting any Person to make or issue, any public statement or press release with respect to this Agreement or the transactions contemplated by this Agreement, except as may be required by applicable Law, Order or by obligations pursuant to any listing agreement with any national securities exchange, in which case the party proposing to issue such press release or make such public announcement shall use its reasonable best efforts to provides the other party with a reasonable opportunity for review of such communication and gives due consideration to reasonable comments by the other party before issuing any such press release or making any such public announcement.

(b)            Notwithstanding anything contained herein to the contrary the Buyer shall be permitted to (i) issue a press release and investor presentation and file a current report on form 8-K with the SEC announcing the entry into this Agreement and the Closing, including the material terms thereof and certain financial information of the Target Companies, without the Sellers’ or the Company’s consent, provided, that Buyer provides the Sellers’ Representative with a reasonable opportunity for review of such communication and gives due consideration to reasonable comments by the Sellers’ Representative prior to issuing any such communication and (ii) make public statements that are substantially similar in content to previous press releases, public disclosures or public statements made pursuant to clause (i) above, including in investor conference calls.

Section 14.09. Non-Recourse Person. Notwithstanding anything to the contrary set forth herein, and for the avoidance of doubt, in no event shall any Non-Recourse Person have any liability or obligation whatsoever under this Agreement or in connection with the transactions contemplated by this Agreement. The Buyer (for itself and each of the other Buyer Indemnitees) hereby irrevocably and unconditionally waives, releases and forever discharges any right it now has, has had or may hereafter have against any Non-Recourse Person in connection with this Agreement or the transactions contemplated by this Agreement. The Buyer shall not (and shall not permit any Person claiming through it to) assert or bring any claim against any Non-Recourse Person in connection with this Agreement or the transactions contemplated by this Agreement.

Section 14.10. Specific Performance; Damages Waiver.

(a)            Each party hereto acknowledges that in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached, money damages would be inadequate (and therefore the non-breaching party(ies) hereto would have no adequate remedy at law) and the non-breaching party(ies) would be irreparably damaged. Accordingly, each party hereto agrees that each other party hereto shall be entitled to seek specific performance, an injunction or other equitable relief (without posting of bond or other security or needing to prove irreparable harm) to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court in the State of Delaware, in addition to any other remedy to which such Person may be entitled, at law or in equity.

(b)            Notwithstanding the foregoing or anything else to the contrary in this Agreement, the parties agree that, prior to the valid termination of this Agreement in accordance with Section 12.01, Sellers or the Company may obtain an injunction, specific performance or other equitable remedies to specifically enforce Buyer’s obligation to consummate the Closing at the time the Closing is required to occur on the terms and conditions set forth herein, if (and only so long as): (i) all of the conditions set forth in Section 9.01 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being capable of being satisfied at the Closing) have been satisfied or waived in accordance with this Agreement on or prior to the date that the Closing should have been consummated in accordance with Section 3.01 (and continued to be so satisfied or waived), (ii) the Sellers and the Company has confirmed by irrevocable notice to the Buyer in writing that they are ready, willing and able to consummate the Closing in accordance with Section 3.01, (iii) Buyer fails to consummate the Closing within five (5) Business Days following receipt of such notice, (iv) at all times during such five (5) Business Day period described in clause (iii), the Sellers and the Company stood ready, willing and able to consummate the transactions contemplated hereby, and (v) the Debt Financing has been funded in accordance with the terms and conditions thereof or will be funded at the Closing in accordance with the terms and conditions of the Debt Commitment Letter in an aggregate amount sufficient to fund the payment of the Purchase Price and pay related fees and expenses; provided that, in accordance with Section 12.02(c), under no circumstances, notwithstanding anything to the contrary contained herein, shall the Company or any Seller be permitted or entitled to receive both a grant of specific performance that results in the consummation of the transactions contemplated by this Agreement pursuant to this Section 14.10 and the payment of all or any portion of the Termination Fee.

(c)            Notwithstanding anything to the contrary, no party shall be liable to another party or any of its Affiliates (or any of their respective present, former and future Representatives and each of their respective heirs, executors, successors and assigns) for any exemplary damages or punitive damages arising out of or in connection with this Agreement or any transaction damages (in each case, unless any such damages are payable to a third party or Governmental Authority pursuant to a third party).

Section 14.11. Future Representation.

(a)            Each of the parties acknowledges and agrees that Sellers’ Counsel has acted as counsel to the Company, the Sellers and certain of the direct or indirect equity holders of the Sellers in connection with the negotiation of this Agreement and consummation of the transactions contemplated hereby.

(b)            Without the need for any consent or waiver by the Buyer, any Target Company, any Seller or any of the direct or indirect equity holders of the Sellers, Sellers’ Counsel is permitted to represent the Sellers and/or any of the direct or indirect equity holders of the Sellers after the Closing in connection with any matter related to the transactions contemplated by this Agreement (or any other Transaction Document) or any disagreement or dispute relating thereto. Without limiting the generality of the foregoing, after the Closing, Sellers’ Counsel is permitted to represent the Sellers, any of the direct or indirect equity holders of the Sellers, any of their agents and Affiliates, or any one or more of them, in connection with any negotiation, transaction or dispute with the Buyer, any Target Company, or any of their respective agents or Affiliates under or relating to this Agreement, any transaction contemplated by this Agreement, and any related matter, including as claims for indemnification and disputes involving any other documents, instruments or agreements entered into in connection with this Agreement. In connection with the foregoing, each of the Buyer and the Company (for themselves and each of their respective Affiliates, including the other Target Companies) hereby irrevocably waives and agrees not to assert any conflict of interest arising from or in connection with: (i) Sellers’ Counsel’s prior representation of the Sellers, any of the direct or indirect equity holders of the Sellers, and the Target Companies; and (ii) Sellers’ Counsel’s representation of the Sellers and any of the direct or indirect equity holders of the Sellers prior to and after the Closing.

(c)            Each of the Buyer and the Company (for themselves and for and on behalf of the other Target Companies) consents to the disclosure by Sellers’ Counsel to the Sellers and any of the direct or indirect equity holders of the Sellers of any information learned by Sellers’ Counsel in the course of its representation of the Sellers or the Target Companies, regardless of whether such information is subject to attorney-client privilege or Sellers’ Counsel’s duty of confidentiality and whether or not such disclosure is made before or after the Closing.

(d)            From and after the Closing, the Target Companies shall cease to have any attorney-client relationship with Sellers’ Counsel unless and to the extent Sellers’ Counsel is specifically engaged in writing by the Target Companies to represent the Target Companies after the Closing and either: (a) such engagement involves no conflict of interest with respect to the Sellers; or (b) the applicable Seller consents in writing at the time to such engagement. Any such representation of the Target Companies by Sellers’ Counsel after the Closing will not affect the foregoing provisions hereof. Furthermore, Sellers’ Counsel is permitted to withdraw from any representation of the Target Companies in order to be able to represent or continue so representing the Sellers, even if such withdrawal causes the Target Companies or the Buyer additional expense, delay or other prejudice.

Section 14.12. Release.

(a)            Effective as of the Closing, each Seller, on behalf of itself, himself or herself and its, his or her Affiliates and Related Persons (the “Releasors”), hereby irrevocably releases and discharges Buyer, each Target Company, and their respective individual, joint or mutual, past and present Affiliates and Representatives and the respective officers, directors, managers, employees, agents, shareholders, members, equityholders, controlling persons, Subsidiaries, beneficiaries, successors and assigns thereof (each a “Releasee” and collectively, the “Releasees”) from any and all Litigation, Orders, Contracts, debts and liabilities whatsoever, including by or before any Governmental Authority, whether known or unknown, both at law and in equity, that a Releasor or any of its past, present and future Affiliates and Related Persons now has, has ever had or may hereafter have against each Releasee arising contemporaneously with or prior to the Closing Date for, upon or by reason of any matter, cause or thing whatsoever, from the beginning of time through the Closing Date with respect to any Target Company, including with respect to (i) the organization, management or operation of the Business or his, her, or its relationship with any Target Company, in each case relating to any matter, occurrence, action or activity or (ii) any equity interests (including any Membership Interests) of any Target Company held by such Seller (including any act or omission of, or transaction, negotiation, arrangement, performance or failure to perform, breach, default, circumstance, or other occurrence involving any Releasee with respect to the acquisition, arrangement, negotiation, holding, or disposition of any such investment or ownership of equity interests) (each an “Applicable Claim” and collectively, the “Applicable Claims”); provided, however, the parties hereto acknowledge and agree that the release provided by this Section 14.12 does not release any claims of the Releasors (i) for rights accruing to the Releasors under this Agreement or any other Transaction Document, (ii) with respect to vested benefits under any Benefit Plan, (iii) with respect to any employee wages and compensation, or (iv) for rights under any director and officer liability insurance policy or tail policy in effect as of the Closing Date.

(b)            Each Releasor acknowledges that there is a risk that subsequent to the execution of this Agreement, he, she, or it will discover or suffer damage, loss or injury to persons or property that is in some way caused by or connected with the Releasees but that is unknown or unanticipated at the time of the execution of this Agreement. Each Releasor does hereby specifically assume such risk and agrees that this Agreement and the release contained herein shall and does apply to all unknown or unanticipated results of any Applicable Claims, as well as those currently known or anticipated. Each Releasor hereby waives the benefits of, and any rights that such Releasor may have under any statute or common law regarding protection of release of unknown claims in any jurisdiction.

(c)            Each Releasor represents and warrants to the Releasees that it has not assigned, transferred, or hypothecated, in whole or in part, any Applicable Claim that would otherwise be released hereunder and agree to severally indemnify, defend and hold the Releasees harmless from any liabilities, Applicable Claims and Losses incurred by them as a result of any Person asserting any such assignment, transfer, or hypothecation.

(d)            Releasors, and any other Person claiming through the Releasors, will forever refrain and forbear from commencing, instituting or prosecuting any suit, action or other proceeding of any kind whatsoever, by way of action, defense, set-off, cross-complaint or counterclaim, against any Releasee based on any Applicable Claim.

(e)            Effective as of the Closing, Buyer, on behalf of itself and its, his or her Affiliates and Related Persons (the “Buyer Releasors”), hereby irrevocably releases and discharges each Seller and their respective individual, joint or mutual, past and present Affiliates and Representatives and the respective officers, directors, managers, employees, agents, shareholders, members, equityholders, controlling persons, Subsidiaries, beneficiaries, successors and assigns thereof (each a “Seller Releasee” and collectively, the “Seller Releasees”) from any and all Litigation, Orders, Contracts, debts and liabilities whatsoever, including by or before any Governmental Authority, whether known or unknown, both at law and in equity, that a Releasor or any of its past, present and future Affiliates and Related Persons now has, has ever had or may hereafter have against each Releasee arising contemporaneously with or prior to the Closing Date for, upon or by reason of any matter, cause or thing whatsoever, from the beginning of time through the Closing Date with respect to any Target Company; provided, however, the parties hereto acknowledge and agree that the release provided by this Section 14.12(e) does not release any claims of the Buyer Releasors (i) for rights accruing to the Buyer Releasors under this Agreement or any other Transaction Document, (ii) any claims against any suppliers, vendors, customers, directors, officers or employees of the Target Companies from and after the Closing solely in their capacity as suppliers, vendors, customers, directors, officers or employees, as applicable, or (iii) with respect to Actual Fraud.

Section 14.13. Financing Provisions. Notwithstanding anything in this Agreement to the contrary, each Seller, the Target Companies and each of their Affiliates hereby:

(a)            agrees that any legal action or proceeding, whether in law or in equity, whether in contract or in tort or otherwise, involving the Debt Financing Sources, arising out of or relating to, this Agreement or the Debt Financing shall be subject to the exclusive jurisdiction of any federal or state court in the Borough of Manhattan, New York, New York, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such legal action or proceeding to the exclusive jurisdiction of such court;

(b)            agrees not to bring or support or permit any of their Affiliates to bring or support any legal action or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source in any way arising out of or relating to, this Agreement or the Debt Financing or the performance of any services thereunder in any forum other than any federal or state court in the Borough of Manhattan, New York, New York;

(c)            agrees that service of process upon Sellers, the Target Companies or any of their Affiliates in any such legal action or proceeding shall be effective if notice is given in accordance with Section 14.02;

(d)            irrevocably waives, to the fullest extent that it may effectively do so, the defense of an inconvenient forum to the maintenance of such legal action or proceeding in any such court;

(e)            agrees that any such legal action or proceeding shall be governed by the laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the laws of another state), except as otherwise provided in any agreement relating to the Debt Financing;

(f)             knowingly, intentionally and voluntarily waives to the fullest extent permitted by applicable law trial by jury in any such legal action or proceeding brought against the Debt Financing Sources in any way arising out of or relating to, this Agreement or the Debt Financing;

(g)            agrees that none of the Debt Financing Sources shall have any liability to Sellers or any of their Subsidiaries or any of their respective Affiliates or Representatives relating to or arising out of this Agreement or the Debt Financing, in tort or otherwise; and

(h)            agrees that the Debt Financing Sources are express third party beneficiaries of, and may enforce, any of the provisions of this Section 14.13 , Sections 12.02(d), 14.01, 14.07 and the last, the second to last and the third to last sentences of Section 8.09(d), and that this Section 14.13, Sections 12.02(d), 14.01, 14.07, the last, the second to last and the third to last sentences of Section8.09(e) and the definition of Debt Financing Sources (and any definitions set forth in, or other provisions of, this Agreement to the extent an amendment, waiver or modification thereof would affect the substance of any of the foregoing) may not be amended, waived or modified in a manner adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources that are party to the Debt Commitment Letter (and any such amendment, waiver or modification without such prior written consent shall be null and void). Notwithstanding the foregoing, nothing in this Section 14.13 shall in any way limit or modify the rights and obligations of Buyer under this Agreement, or any Debt Financing Source’s obligations under the Debt Commitment Letter.

[Signature pages follow]

In witness whereof, the parties hereto have executed this Agreement as of the date first above written.

BUYER:

ASTEC INDUSTRIES, INC.

By:	/s/ Terrell Gilbert
Name:	Terrell Gilbert
Title:	General Counsel, Chief Compliance Officer & Corporate Secretary

SELLERS:

RLI TSG HOLDINGS LLC

By:	/s/ Eric J. Mara
Name:	Eric J. Mara
Title:	Manager

MILACRON LLC

By:	/s/ Nicholas R. Farrell
Name:	Nicholas R. Farrell
Title:	Assistant Secretary

/s/ Kevin Hambrice
Kevin Hambrice

/s/ Michael Anderson
Michael Anderson

/s/ Dave Paslay
Dave Paslay

/s/ Marc Fine
Marc Fine

SELLERS’ REPRESENTATIVE:

rlih, llc

By:	/s/ Eric J. Mara
Name:	Eric J. Mara
Title:	Manager

COMPANY:

TerraSource Holdings, LLC

By: RLI TSG HOLDINGS, LLC, its manager

By:	/s/ Eric J. Mara
Name:	Eric J. Mara
Title:	Manager

GUARANTOR:

rlih, llc

By:	/s/ Eric J. Mara
Name:	Eric J. Mara
Title:	Manager

Exhibit A

Members; Membership Interests

A-1

EXHIBIT B-1

Accounting Principles

B-1-1

Exhibit B-2

Closing Date Working Capital Illustration

B-2-1

Exhibit C

Form of Escrow Agreement

C-1

Exhibit D

Representations and Warranties Insurance Policy Binder

D-1

EXHIBIT E

REQUIRED THIRD PARTY CONSENTS

E-1